These Consolidated Financial Statements are Originally Issued in Indonesian Language.

PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For The Years Ended December 31, 2000, 2001 And 2002

(Expressed in Rupiah)

Consolidated Financial Statements

With Independent Auditors’ Report

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

PT INDOSAT Tbk

AND SUBSIDIARIES

1

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH INDEPENDENT AUDITORS’ REPORT

YEARS ENDED DECEMBER 31, 2006 AND 2007

WITH COMPARATIVE FIGURES FOR 2005

Table of Contents

Page

Independent Auditors’ Report

Consolidated Balance Sheets

…………………………………………………………………………...

1 - 4

Consolidated Statements of Income

……………………………………………………………………

5 - 6

Consolidated Statements of Changes in Stockholders’ Equity

………………………………………

7

Consolidated Statements of Cash Flows

………………………………………………………………

8 - 9

Notes to Consolidated Financial Statements

………………………………………………………….

10 - 97

***************************

This report is originally issued in Indonesian language.

Independent Auditors’ Report

Report No. RPC-8449

The Stockholders and Boards of Commissioners and Directors

PT Indosat Tbk

We have audited the consolidated balance sheets of PT Indosat Tbk (“the Company”) and subsidiaries as of December 31, 2006 and 2007, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of the Company and subsidiaries for the year ended December 31, 2005 were audited by Prasetio, Sarwoko & Sandjaja, whose report dated February 21, 2006 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards established by the Indonesian Institute of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2006 and 2007 financial statements referred to above present fairly, in all material respects, the consolidated financial position of PT Indosat Tbk and subsidiaries as of December 31, 2006 and 2007, and the consolidated results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles in Indonesia.

Purwantono, Sarwoko & Sandjaja

Drs. Hari Purwantono

Public Accountant License No. 98.1.0065

February 15, 2008

The accompanying financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Indonesia. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in Indonesia.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

2007

Notes

2006

2007

(Note 3)

Rp

Rp

US$

ASSETS

CURRENT ASSETS

Cash and cash equivalents

2c,4,26

2,807,260

8,053,006

857,341

Short-term investments - net of

allowance for decline in value

of Rp25,395 in 2006 and 2007

2d

-

1,250

133

Accounts receivable

2e

Trade

5,15

Related parties - net of

allowance for doubtful

accounts of Rp141,263

in 2006 and Rp88,342 in

2007

26

174,742

133,345

14,196

Third parties - net of allowance

for doubtful accounts of

Rp423,730 in 2006 and

Rp326,142 in 2007

1,096,866

897,623

95,563

Others - net of allowance

for doubtful accounts of

Rp16,572 in 2006 and

Rp17,240 in 2007

10,392

20,901

2,225

Inventories

2f

110,935

161,573

17,202

Derivative assets

2q,29

16,550

127,717

13,597

Advances

19,071

38,017

4,047

Prepaid taxes

6,13

1,051,442

714,322

76,048

Prepaid expenses

2g,2p,25,26

324,875

618,893

65,889

Other current assets

2c,26

53,299

27,480

2,926

Total Current Assets

5,665,432

10,794,127

1,149,167

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

December 31, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

2007

Notes

2006

2007

(Note 3)

Rp

Rp

US$

NON-CURRENT ASSETS

Due from related parties - net of

allowance for doubtful

accounts of Rp2,795 in 2006

and Rp2,257 in 2007

2e,26

23,336

56,455

6,010

Deferred tax assets - net

2s,13

46,567

87,118

9,275

Investments in associated

companies - net of allowance

for decline in value of Rp56,300

in 2006 and 2007

2h,7

286

286

30

Other long-term investments - net of

allowance for decline in value of

Rp99,977 in 2006 and 2007

2h,8

8,509

2,730

291

Property and equipment

2i,2j,2o,

9,15,22

Carrying value

41,705,278

51,164,867

5,447,127

Accumulated depreciation

(16,688,019

)

(20,493,483

)

(2,181,782

)

Impairment in value

(98,611

)

(98,611

)

(10,498

)

Net

24,918,648

30,572,773

3,254,847

Goodwill and other

intangible assets - net

2k,10

2,689,751

2,350,467

250,236

Long-term receivables

103,121

77,515

8,252

Long-term prepaid pension - net

of current portion

2p,25,26

230,284

198,360

21,118

Long-term advances

11,26

213,771

646,997

68,881

Others

2c,2g,26

328,953

518,258

55,175

Total Non-current Assets

28,563,226

34,510,959

3,674,115

TOTAL ASSETS

34,228,658

45,305,086

4,823,282

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

December 31, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

2007

Notes

2006

2007

(Note 3)

Rp

Rp

US$

LIABILITIES AND

STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES

Accounts payable - trade

Related parties

26

34,139

40,488

4,310

Third parties

270,292

405,962

43,220

Procurement payable

12,26

3,292,543

6,206,649

660,774

Taxes payable

2s,13

211,868

436,450

46,465

Accrued expenses

14,25,26

896,435

1,340,435

142,706

Unearned income

2n

571,944

709,827

75,570

Deposits from customers

93,044

40,947

4,359

Derivative liabilities

2q,29

224,293

64,310

6,847

Current maturities of:

Loans payable

2l,15

127,191

494,387

52,633

Bonds payable

2l,16

1,055,526

1,860,000

198,020

Other current liabilities

26

25,930

59,126

6,295

Total Current Liabilities

6,803,205

11,658,581

1,241,199

NON-CURRENT LIABILITIES

Due to related parties

26

29,440

64,850

6,904

Deferred tax liabilities - net

2s,13

1,244,502

1,482,221

157,801

Loans payable - net of current

maturities

2l,15

Related parties

26

635,649

1,794,909

191,090

Third parties

869,045

2,454,124

261,272

Bonds payable - net of current

maturities

2l,16

8,734,012

10,088,741

1,074,070

Other non-current liabilities

17,25,26

510,440

919,560

97,898

Total Non-current Liabilities

12,023,088

16,804,405

1,789,035

TOTAL LIABILITIES

18,826,293

28,462,986

3,030,234

MINORITY INTEREST

2b

200,620

297,370

31,659

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

December 31, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

2007

Notes

2006

2007

(Note 3)

Rp

Rp

US$

STOCKHOLDERS’ EQUITY

Capital stock - Rp100 par value

per A share and B share

Authorized - 1 A share and

19,999,999,999 B shares

Issued and fully paid - 1 A share

and 5,433,933,499 B shares

in 2006 and 2007

18,19

543,393

543,393

57,851

Premium on capital stock

18,19

1,546,587

1,546,587

164,653

Difference in transactions of equity

changes in associated

companies/subsidiaries

2h

403,812

403,812

42,991

Difference in foreign currency

translation

2b

182

6,177

658

Retained earnings

Appropriated

66,157

80,258

8,544

Unappropriated

12,641,614

13,964,503

1,486,692

TOTAL STOCKHOLDERS’ EQUITY

15,201,745

16,544,730

1,761,389

TOTAL LIABILITIES AND

STOCKHOLDERS’ EQUITY

34,228,658

45,305,086

4,823,282

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

2007

Notes

2005

2006

2007

(Note 3)

Rp

Rp

Rp

US$

OPERATING REVENUES

2n,20,26,

31,32,33

Cellular

8,644,951

9,227,537

12,752,496

1,357,660

Multimedia, Data

Communication,

Internet (“MIDI”)

1,694,033

1,902,589

2,168,584

230,872

Fixed telecommunication

1,250,807

1,109,281

1,567,415

166,870

Total Operating Revenues

11,589,791

12,239,407

16,488,495

1,755,402

OPERATING EXPENSES

2n

Cost of services

21,26

2,626,945

2,704,173

4,779,883

508,877

Depreciation and amortization

2i,2k,9,10

3,080,205

3,653,266

4,195,202

446,631

Personnel

2m,2o,2p,19,

22,25,26

1,264,653

1,350,468

1,594,786

169,784

Administration and general

23,26

606,022

663,921

706,124

75,176

Marketing

360,049

468,920

692,896

73,767

Total Operating Expenses

7,937,874

8,840,748

11,968,891

1,274,235

OPERATING INCOME

3,651,917

3,398,659

4,519,604

481,167

OTHER INCOME (EXPENSES)

2n

Interest income

26

215,103

212,823

232,411

24,743

Gain (loss) on change in fair value

of derivatives - net

2q,29

(44,209

)

(438,774

)

68,023

7,242

Financing cost

2l,15,16,

24,26

(1,264,764

)

(1,248,899

)

(1,428,604

)

(152,092

)

Amortization of goodwill

2k,10

(226,352

)

(226,507

)

(226,507

)

(24,115

)

Gain (loss) on foreign

exchange - net

2q,2r,5

(79,932

)

304,401

(155,315

)

(16,535

)

Gain on sale of investment in

associated company

7

14,625

-

-

-

Gain on sale of other long-term

investments - net

1,204

-

-

-

Others - net

13

85,117

21,202

(79,996

)

(8,517

)

Other Expenses - Net

(1,299,208

)

(1,375,754

)

(1,589,988

)

(169,274

)

EQUITY IN NET INCOME (LOSS)

OF ASSOCIATED COMPANY

2h,7

86

(238

)

-

-

INCOME BEFORE INCOME TAX

2,352,795

2,022,667

2,929,616

311,893

INCOME TAX EXPENSE

2s,13

Current

331,541

199,629

660,675

70,337

Deferred

366,383

376,478

198,842

21,169

Total Income Tax Expense

697,924

576,107

859,517

91,506

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (continued)

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

2007

Notes

2005

2006

2007

(Note 3)

Rp

Rp

Rp

US$

INCOME BEFORE MINORITY

INTEREST IN NET INCOME OF

SUBSIDIARIES

1,654,871

1,446,560

2,070,099

220,387

MINORITY INTEREST IN NET

INCOME OF SUBSIDIARIES

2b

(31,390

)

(36,467

)

(28,056

)(2,987

)

NET INCOME

1,623,481

1,410,093

2,042,043

217,400

BASIC EARNINGS PER SHARE

2u,18,27

309.04

260.90

375.79

0.04

DILUTED EARNINGS PER

2u,18,

SHARE

19,27

309.04

258.82

375.79

0.04

BASIC EARNINGS PER ADS

(50 B shares per ADS)

2u,18,27

15,452.16

13,045.17

18,789.73

2.00

2u,18,

DILUTED EARNINGS PER ADS

19,27

15,452.16

12,940.98

18,789.73

2.00

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah)

Difference in

Transactions

Difference

Capital Stock -

of Equity Changes

in Foreign

Retained Earnings

Issued and

Premium on

in Associated

Stock

Currency

Description

Notes

Fully Paid

Capital Stock

Companies/Subsidiaries

Options

Translation

Appropriated

Unappropriated

Net

Balance as of January 1, 2005

528,531

880,869

403,812

71,207

429

33,590

11,266,154

13,184,592

Employee Stock Option Program (“ESOP”):

Issuance of capital stock resulting from the exercise of ESOP Phase I and

Phase II

2m,18,19

7,086

297,405

-

 (71,183)

-

-

-

                    233,308

Proportionate seven months’ compensation expense relating to  ESOP Phase II

2m,19,22

-

-

-

 90,739

-

-

-

90,739

Decrease in difference in foreign currency translation arising from the translation of the financial statements of Satelindo International Finance B.V. from

U.S. dollar, and of Indosat Finance Company B.V. and Indosat International

Finance Company B.V. from euro to rupiah - net of applicable income tax benefit of Rp64, Rp19 and Rp3, respectively

2b

-

-

-

-

(201

)

-

-

(201)

Resolution during the Annual Stockholders’ General Meeting on June 8, 2005

Declaration of cash dividend

28

-

-

-

-

-

-

(816,591

)

(816,591)

Appropriation for reserve fund

28

-

-

-

-

-

16,332

(16,332

)

-

Net income for the year

-

-

-

-

-

-

1,623,481

1,623,481

Balance as of December 31, 2005

535,617

1,178,274

403,812

90,763

228

49,922

12,056,712

14,315,328

ESOP:

Issuance of capital stock resulting from the exercise of ESOP Phase II

2m,18,19

7,776

368,313

-

 (90,763

)

-

-

-

285,326

Decrease in difference in foreign currency translation arising from the translation of the financial statements of Indosat Finance Company B.V. and Indosat

International Finance Company B.V. from euro, and Indosat  Singapore Pte. Ltd.

and Satelindo International Finance B.V. from U.S. dollar  to rupiah - net of applicable income tax benefit (expense) of (Rp136), (Rp135), Rp17, and Rp272, respectively

2b

-

-

-

-

(46

)

-

-

(46

)

Resolution during the Annual Stockholders’ General Meeting on June 29, 2006

Declaration of cash dividend

28

-

-

-

-

-

-

(808,956

)

(808,956)

Appropriation for reserve fund

28

-

-

-

-

-

16,235

(16,235

)

-

Net income for the year

-

-

-

-

-

-

1, 410,093

1,410,093

Balance as of December 31, 2006

543,393

1,546,587

403,812

-

182

66,157

12,641,614

15,201,745

Increase in difference in foreign currency translation arising from the translation of the financial statements of Indosat Finance Company B.V. and Indosat International Finance

Company B.V. from euro, and Indosat  Singapore Pte. Ltd. from U.S. dollar to rupiah -

net of applicable income tax expense of Rp1,272, Rp1,250, and Rp48, respectively

2b

-

-

-

-

5,995

-

-

5,995

Resolution during the Annual Stockholders’ General Meeting on June 5, 2007

Declaration of cash dividend

28

-

-

-

-

-

-

(705,053

)

(705,053)

Appropriation for reserve fund

28

-

-

-

-

-

14,101

(14,101

)

-

Net income for the year

-

-

-

-

-

-

2,042,043

2,042,043

Balance as of December 31, 2007

543,393

1,546,587

403,812

-

6,177

80,258

13,964,503

16,544,730

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar)

2007

Notes

2005

2006

2007

(Note 3)

Rp

Rp

Rp

US$

CASH FLOWS FROM OPERATING

ACTIVITIES

Cash received from:

Customers

11,402,721

12,177,148

16,678,536

1,775,635

Interest income

215,114

217,152

225,635

24,022

Refund of taxes

6

176,408

86,981

195,441

20,807

Termination of currency

forward contracts

29n,29t

-

-

3,702

394

Interest rate swap contracts

29v,29x,29y

9,174

5,250

1,386

147

Cash paid to/for:

 Employees, suppliers and others

(4,405,641

)

(5,081,152

)

 (6,975,765

)

(742,656

)

Financing cost

(1,166,621

)

(1,237,161

)

(1,367,791

)

(145,618

)

Taxes

(796,369

)

(391,881

)

(370,179

)

(39,410

)

Swap cost from cross currency

29a,29c,

swap contracts

29e-29m

(42,279

)

(103,216

)

(117,036

)

(12,460)

Termination of swap contracts

29c,

29u-29x

(76,475

)

(3,498

)

-

-

Net Cash Provided by Operating

Activities

5,316,032

5,669,623

8,273,929

880,861

CASH FLOWS FROM INVESTING

ACTIVITIES

Proceeds from capital contribution of

minority interest

1d

-

-

47,685

5,077

Dividend income received

8

-

-

40,105

4,270

Proceeds from sale of property

and equipment

9

463

1,249

478

51

Acquisitions of property and

equipment

9

(6,771,870

)

(6,054,014

)

(6,933,646

)

(738,172)

Additional advances for purchase of

property and equipment

(36,550

)

-

(433,226

)

(46,122)

Acquisition of intangible assets

10

-

(320,000

)

(10,532

)

(1,121)

Purchase of short-term investments

(47,341

)

-

(1,250

)

(133)

Proceeds from sale of short-term

investment

1,131

47,587

-

-

Purchase of other long-term

investment

8

-

(5,779

)

-

-

Proceeds from sale of other long-

term investments

8

100,631

-

-

-

Decrease in restricted

cash and cash equivalents

81,288

-

-

-

Proceeds from sale of investments in

subsidiaries

1d

40,141

-

-

-

Proceeds from sale of investment

in associated company

7

14,625

-

-

-

Additional investment in a subsidiary

1d

(17,481

)

-

-

-

Net Cash Used in Investing Activities

(6,634,963

)

(6,330,957

)

(7,290,386

)

(776,150)

CASH FLOWS FROM FINANCING

ACTIVITIES

Proceeds from long-term loans

15

40,059

357,366

4,450,924

473,855

Proceeds from bonds payable

16

3,484,992

31,150

3,000,000

319,387

Repayment of long-term loans

15

(653,579

)

(84,394

)

(1,377,742

)

(146,678)

Repayment of bonds payable

16

(51,347

)

(956,644

)

(1,050,000

)

(111,785)

Cash dividend paid

28

(816,591

)

(808,956

)

(705,053

)

(75,062)

Swap cost from cross currency

swap contracts

29b,29d

(64,121

)

(61,885

)

(61,572

)

(6,555)

Cash dividend paid by subsidiaries

to minority interest

(9,046

)

(11,537

)

(14,207

)

(1,513

)

Decrease (increase) in restricted

cash and cash equivalents

11,210

(1,685

)

(5,400

)

(575)

Proceeds from exercise of ESOP

Phase I and Phase II

19

233,309

287,910

-

-

Payment for termination of

cross currency swap contract

29b

(111,508

)

-

-

-

Net Cash Provided by (Used in)

Financing Activities

2,063,378

(1,248,675

)

4,236,950

451,074

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar)

2007

Notes

2005

2006

2007

(Note 3)

Rp

Rp

Rp

US$

NET INCREASE (DECREASE) IN

CASH AND CASH EQUIVALENTS

744,447

(1,910,009

)

5,220,493

555,785

CASH AND CASH EQUIVALENTS

AT BEGINNING OF YEAR

4,010,238

4,717,269

2,807,260

298,867

BEGINNING BALANCE OF CASH

AND CASH EQUIVALENTS OF

NEW (DIVESTED)

SUBSIDIARY

1d

(37,416

)

-

25,253

2,689

CASH AND CASH EQUIVALENTS

AT END OF YEAR

4

4,717,269

2,807,260

8,053,006

857,341

DETAILS OF CASH AND CASH

EQUIVALENTS:

Cash on hand and in banks

136,278

240,406

250,558

26,675

Time deposits with original

maturities of three months

or less

4,580,991

2,566,854

7,802,448

830,666

Cash and cash equivalents as

stated in the consolidated

balance sheets

4,717,269

2,807,260

8,053,006

857,341

SUPPLEMENTAL CASH FLOW

INFORMATION:

Transactions not affecting cash flows:

Acquisitions of property and

equipment credited to:

Procurement payable

505,666

753,734

2,515,646

267,821

Other non-current liabilities

-

-

266,573

28,380

Long-term advances

-

113,580

-

-

Premium on capital stock

71,182

88,179

-

-

Stock options

19,556

(90,763

)

-

-

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

1.

GENERAL

a.

Company’s Establishment

PT Indosat Tbk (“the Company”) was established in the Republic of Indonesia on November 10, 1967 within the framework of the Indonesian Foreign Investment Law No. 1 of 1967 based on the notarial deed No. 55 of Mohamad Said Tadjoedin, S.H. The deed of establishment was published in Supplement No. 24 of State Gazette No. 26 dated March 29, 1968 of the Republic of Indonesia. In 1980, the Company was sold by American Cable and Radio Corporation, an International Telephone & Telegraph subsidiary, to the Government of the Republic of Indonesia and became a State-owned Company (Persero).

On February 7, 2003, the Company received the approval from the Capital Investment Coordinating Board (BKPM) in its letter No. 14/V/PMA/2003 for the change of its legal status from a State-owned Company (Persero) to a Foreign Capital Investment Company. Subsequently, on March 21, 2003, the Company received the approval from the Ministry of Justice and Human Rights of the Republic of Indonesia on the amendment of its Articles of Association to reflect the change of its legal status.

The Company’s Articles of Association has been amended from time to time. The latest amendment was covered by notarial deed No. 38 dated November 9, 2006 of Aulia
Taufani, S.H. (as a substitute notary of Sutjipto, S.H.) concerning the change in the number of the Company’s issued and fully paid capital stock. The latest amendment of the Company’s Articles of Association has been reported to and accepted by the Ministry of Law and Human Rights of the Republic of Indonesia based on its letter No. W7.HT.01.04.4134 dated November 28, 2006.

According to article 3 of its Articles of Association, the Company shall engage in providing telecommunications networks and/or services as well as informatics business by conducting the following activities:

•

Provision of telecommunications networks and/or services and informatics business

•

Planning of services, construction of infrastructure and provision of telecommunications and informatics business facilities, including supporting resources

•

Carrying out operational services (comprising the marketing and sale of telecommunications networks and/or services and informatics business provided by the Company), maintenance, research and development of telecommunications and informatics business infrastructure and/or facilities, and providing education and training (both locally and overseas)

•

Engaging in services which are relevant to the development of telecommunications networks and/or services and informatics business.

The Company started its commercial operations in 1969.

Based on Law No. 3 of 1989 on Telecommunications and pursuant to Government Regulation No. 77 of 1991, the Company had been re-confirmed as an Operating Body (“Badan Penyelenggara”) that provided international telecommunications service under the authority of the Government of the Republic of Indonesia.

In 1999, the Government issued Law No. 36 on Telecommunications (“Telecommunications Law”) which took effect on September 8, 2000. Under the Telecommunications Law, telecommunications activities cover:

•

Telecommunications networks

•

Telecommunications services

•

Special telecommunications services.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

1.

GENERAL (continued)

a.

Company’s Establishment (continued)

National state-owned companies, regional state-owned companies, privately owned companies and cooperatives are allowed to provide telecommunications networks and services. Individuals, government institutions and legal entities, other than telecommunications networks and service providers, are allowed to render special telecommunications services.

The Telecommunications Law prohibits activities that result in monopolistic practices and unhealthy competition, and expects to pave the way for market liberalization.

Based on the Telecommunications Law, the Company ceased as an Operating Body and has to obtain licenses from the government for the Company to engage in the provision of specific telecommunication networks and services.

On August 14, 2000, the Government of the Republic of Indonesia, through the Ministry of Communications, granted the Company an in-principle license as a nationwide Digital Communication System (“DCS”) 1800 telecommunications provider as compensation for the early termination effective August 1, 2003 of the exclusivity rights on international telecommunications services given to the Company prior to the granting of such license. On August 23, 2001, the Company obtained the operating license from the Ministry of Communications. Subsequently, based on Decree No. KP.247 dated November 6, 2001 issued by the Ministry of Communications, the operating license was transferred to the Company’s subsidiary, PT Indosat Multi Media Mobile (see “e” below).

On September 7, 2000, the Government of the Republic of Indonesia, through the Ministry of Communications, also granted the Company in-principle licenses for local and domestic long-distance telecommunications services as compensation for the termination of its exclusivity rights on international telecommunications services. On the other hand, Telkom was granted an in-principle license for international telecommunications services as compensation for the early termination of Telkom’s rights on local and domestic long-distance telecommunications services.

Based on a letter dated August 1, 2002 from the Ministry of Communications, the Company was granted an operating license for fixed local telecommunication network covering Jakarta and Surabaya. This operating license was converted to become a national license on April 17, 2003 based on Decree No. KP.130 Year 2003 of the Ministry of Communications. The values of the above licenses granted to Telkom and the Company on the termination of their exclusive rights on local/domestic and international telecommunications services, respectively, have been determined by an independent appraiser.

Based on Announcement No. PM.2 Year 2004 dated March 30, 2004 of the Ministry of Communications regarding the Commencement of Restructuring of the Telecommunications Sector, the Company should pay to the Government of the Republic of Indonesia the amount of Rp178,000 after tax as a result of the early termination of its exclusivity rights. In turn, the payment of any liability of the Company as a result of the early termination will be settled by the Government of the Republic of Indonesia which is coordinated by the Ministry of State-owned Enterprises. This is in line with Article IX of a Shares Purchase Agreement dated December 15, 2002 between the Government of the Republic of Indonesia and Indonesia Communications Limited (“ICL”) (Note 18), whereby the Government of the Republic of Indonesia agreed to undertake and covenant with ICL that it shall pay on behalf of the Company any liability, amount or claim required to be paid or suffered by the Company in relation to the surrender of above exclusivity rights.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

1.

GENERAL (continued)

a.

Company’s Establishment (continued)

The following are in-principle and operational licenses obtained by the Company:

License No.	Date Issued	Issuing Body	Period of License	Description
1495/PT.003/TEL/DJPT-2001	June 28, 2001	Directorate General of Post and Telecommunications (“DGPT”)	-	In-principle license for Voice over Internet Protocol (“VoIP”) service.
823/DIRJEN/2002	April 26, 2002	DGPT	Evaluated every 5 years	Operating license for VoIP with national coverage (Note 37b).
KP.68/Thn 2004	March 15, 2004	Ministry of Communications (“MOC”)	Evaluated every 5 years	Operating license for nationwide GSM cellular mobile network (including its basic telephony services).
KP.69/Thn 2004	March 15, 2004	MOC	Evaluated every 5 years	Operating license for nationwide closed fixed communications network (e.g., VSAT, frame relay, etc.).
KP.203/Thn 2004	May 21, 2004	MOC	Evaluated every 5 years	Operating license for fixed network and basic telephony services which covers the provision of local, national long-distance, and international long-distance telephony services.
PT.003/4/25 PHB 2004	October 18, 2004	MOC	-	In-principle license for third generation (3G) mobile communications technology.
19/KEP/M.KOMINFO/02/2006	February 14, 2006	Ministry of Communications and Information Technology (“MOCIT”)	10 years	Operating license as IMT-2000 cellular network provider using 2.1 GHz radio frequency spectrum (known as “3G’) for 1 block (2 x 5 Mhz) of frequency. (*)
102/KEP/M.KOMINFO/10/2006	October 11, 2006	MOCIT	Evaluated every year	Amendment of operating license No. 68/Thn 2004 dated March 15, 2004 to include the rights and obligations of 3G services.
181/KEP/M.KOMINFO/12/2006	December 12, 2006	MOCIT	-	Allocation of two nationwide frequency channels, i.e., channels 589 and 630 in the 800 MHz spectrum for Local Fixed Wireless Network Services with Limited Mobility.
162/KEP/M.KOMINFO/05/2007	May 2, 2007	MOCIT	-	Temporary use of channel 548 for Local Fixed Wireless Network Services with Limited Mobility until December 2007 with obligation to pay radio frequency fee for one year.(**)
210/DIRJEN/2007	October 2, 2007	DGPT	-	In-principle license as internet service provider (Note 37a).

(*)

As one of the winners in the selection of IMT-2000 cellular providers, the Company was obliged, among others, to pay upfront fee of Rp320,000 (Note 10) and radio frequency fee.

(**)

The Company cancelled its plan to use channel 548 due to technical issues during the migration process. The Company informed the DGPT about this matter through its Letter No. 1114/I00-ICO/REL/07 dated December 27, 2007.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

1.

GENERAL (continued)

a.

Company’s Establishment (continued)

The Company is domiciled at Jalan Medan Merdeka Barat No. 21, Jakarta and has 8 regional offices located in Jakarta, Bandung, Semarang, Surabaya, Medan, Palembang, Balikpapan and Makassar.

b.

Company’s Public Offerings

All of the Company’s B shares have been registered with and traded on the Indonesia Stock Exchange (new entity after the merger of Jakarta Stock Exchange and Surabaya Stock Exchange in November 2007) since 1994. The Company’s American Depositary Shares (ADS, each representing 50 B shares) have also been traded on the New York Stock Exchange since 1994.

As of December 31, 2007, the Companies’ outstanding bonds issued to the public are as follows:

Bond	Effective Date	Registered with and Traded on
1. Second Indosat Bonds in Year 2002 with Fixed and Floating Rates	November 6, 2002	Indonesia Stock Exchange
2. Third Indosat Bonds in Year 2003 with Fixed Rates	October 15, 2003	Indonesia Stock Exchange
3. Guaranteed Notes Due 2010	October 2003	Luxembourg Stock Exchange and Singapore Exchange Securities Trading Limited
4. Fourth Indosat Bonds in Year 2005 with Fixed Rate	June 21, 2005	Indonesia Stock Exchange
5. Indosat Syari’ah Ijarah Bonds in Year 2005	June 21, 2005	Indonesia Stock Exchange
6. Guaranteed Notes Due 2012	June 22, 2005	Luxembourg Stock Exchange and Singapore Exchange Securities Trading Limited
7. Fifth Indosat Bonds in Year 2007 with Fixed Rates	May 29, 2007	Indonesia Stock Exchange
8. Indosat Sukuk Ijarah II in Year 2007	May 29, 2007	Indonesia Stock Exchange

c.

Employees, Directors, Commissioners and Audit Committee

Based on resolutions of the Annual Stockholders’ General Meetings held on June 8, 2005, June 29, 2006 and June 5, 2007 which are notarized under Deed No. 40, No. 175 and No. 11, respectively, of Aulia Taufani, S.H. (as a substitute notary of Sutjipto, S.H.) on the same dates, the composition of the Company’s Board of Commissioners and Board of Directors as of December 31, 2005, 2006 and 2007, respectively, is as follows:

2005 and 2006

2007

President Commissioner

Peter Seah Lim Huat

Peter Seah Lim Huat

Commissioner

Lee Theng Kiat

Lee Theng Kiat

Commissioner

Sio Tat Hiang

Sio Tat Hiang

Commissioner

Sum Soon Lim

Sum Soon Lim

Commissioner

Roes Aryawijaya

Roes Aryawijaya

Commissioner

Setyanto P. Santosa

Setyanto P. Santosa

Commissioner

Sheikh Mohammed Bin

-

Suhaim Hamad  Al-Thani

Commissioner

Lim Ah Doo*

Lim Ah Doo*

Commissioner

Farida Eva Riyanti Hutapea*

Setio Anggoro Dewo*

Commissioner

Soeprapto S. IP*

Soeprapto S. IP*

* Independent commissioner

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

1.

GENERAL (continued)

c.

Employees, Directors, Commissioners and Audit Committee (continued)

2005

2006

2007

President Director

Hasnul Suhaimi

- * and **

Johnny Swandi Sjam

Deputy President Director

Kaizad Bomi Heerjee

Kaizad Bomi Heerjee

Kaizad Bomi Heerjee

Finance Director

Wong Heang Tuck

Wong Heang Tuck

Wong Heang Tuck

Corporate Services Director

S. Wimbo S. Hardjito

S. Wimbo S. Hardjito

Wahyu Wijayadi

Information Technology Director

Joseph Chan

Joseph Chan

Roy Kannan

Lam Seng

Lam Seng

Jabotabek and Corporate Sales

Director

-

Johnny Swandi  Sjam

Fadzri Sentosa

Regional Sales Director

-

Wityasmoro Sih

Syakieb A. Sungkar

Handayanto

Marketing Director

-

Wahyu Wijayadi

Guntur S. Siboro

Network Director

-

Raymond Tan

Raymond Tan

Kim Meng

Kim Meng

Consumer Market Director

Johnny Swandi Sjam

-

-

Planning and Project

Development Director

Wityasmoro Sih

Handayanto

-

-

Corporate Market Director

Wahyu Wijayadi

-

-

Network Operation and Quality

Raymond Tan

Management Director

Kim Meng

-

-

*

In the absence of a President Director, the tasks of the President Director had been carried out by the Deputy President Director.

**

On June 16, 2006, the Board of Commissioners approved the resignation of Hasnul Suhaimi effective June 8, 2006.

The composition of the Company’s Audit Committee as of December 31, 2005, 2006 and 2007 is as follows:

2005 and 2006

2007

Chairman

Lim Ah Doo

Lim Ah Doo

Member

Farida Eva Riyanti Hutapea

Setio Anggoro Dewo

Member

Soeprapto S. IP

Soeprapto S. IP

Member

Achmad Rivai

Achmad Rivai

Member

Achmad Fuad Lubis

Achmad Fuad Lubis

The Company and subsidiaries (collectively referred to hereafter as “the Companies”) have approximately 8,137, 7,786 and 7,645 employees (unaudited), including non-permanent employees, as of December 31, 2005, 2006 and 2007, respectively.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

1.

GENERAL (continued)

d.

Structure of the Company’s Subsidiaries

The Company has direct and indirect ownership in the following subsidiaries:

Start of

Percentage of Ownership (%)

Commercial

Name of Subsidiary

Location

 Principal Activity

Operations

2005

2006

2007

Indosat Finance Company B.V.

(“IFB”) (1)

Amsterdam

Finance

2003

100.00

100.00

100.00

Indosat International Finance

Company B.V. (“IIFB”) (1)

 Amsterdam

Finance

2005

100.00

100.00

100.00

Indosat Singapore Pte. Ltd. (“ISP”) (2)

Singapore

Telecommunication

2005

100.00

100.00

100.00

PT Indosat Mega Media (“IMM”)

Jakarta

Multimedia

2001

99.85

99.85

99.85

PT Satelindo Multi Media (“SMM”) (3)

Jakarta

Multimedia

1999

99.60

99.60

99.60

PT Aplikanusa Lintasarta

(“Lintasarta”) (6)

Jakarta

Data Communication

1989

72.36

72.36

72.36

PT Starone Mitra Telekomunikasi

(”SMT”)

Semarang

Telecommunication

2006

-

14.60

55.36

PT Artajasa Pembayaran Elektronis

(“APE”)

Jakarta

Telecommunication

2000

39.80

39.80

39.80

Satelindo International

Finance B.V. (“SIB”) (4)

Amsterdam

Finance

1996

100.00

100.00

-

PT Sisindosat Lintasbuana

(“Sisindosat”) (5)

Jakarta

Information Technology

1990

-

-

-

PT Asitelindo Data Buana

(“Asiatel”) (5)

Jakarta

Multimedia

1997

-

-

-

Total Assets

(Before Eliminations)

Name of Subsidiary

2005

2006

2007

IFB (1)

2,984,732

2,762,776

2,882,340

IIFB (1)

2,462,039

2,283,380

2,382,722

ISP (2)

-

7,300

10,249

IMM

523,014

605,538

753,797

SMM (3)

10,690

10,690

10,697

Lintasarta (6)

876,201

985,605

1,075,467

SMT

-

36,460

176,444

APE

73,627

94,311

104,487

SIB (4)

8,526

7,555

-

Sisindosat (5)

-

-

-

Asiatel (5)

-

-

-

(1)

Based on shareholder’s resolutions of IFB and IIFB dated February 20, 2006, the Company made additional capital injection of EUR2,000,000 (equivalent to Rp23,352) each to IFB and IIFB on August 31, 2006.

(2)

Based on a shareholder’s resolution of ISP dated April 20, 2006, the Company agreed to make capital injection in ISP totalling US$650 (equivalent to SGD1,075,750). The Company transferred in full such amount to ISP’s bank account on April 26, 2006.

(3)

Based on a circular shareholder’s resolution of SMM, SMM would be subject to liquidation effective May 5, 2006. As of December 31, 2007, such liquidation has not yet been finalized.

(4)

Liquidated in January 2007

(5)

Sold in January 2005

(6)

Refer to Note 16 on conversion of Lintasarta’s convertible bonds in June 2007.

SMT was established on June 15, 2006 in Semarang, Central Java, by the Company,
PT Sarana Pembangunan Jawa Tengah, PT Dawamiba Engineering and PT Trikomsel Multimedia to engage in construction and operation of fixed wireless access network using Code Division Multiple Access (CDMA) 2000-1x technology for Central Java and its surrounding areas.

Based on an amendment dated August 23, 2006 to SMT’s Articles of Association, in August 2006 the Company contributed Rp5,779 cash as part of the capital of SMT. SMT started its business operations in January 2007.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

1.

GENERAL (continued)

d.

Structure of the Company’s Subsidiaries (continued)

Furthermore, based on the latest amendment dated April 24, 2007 to SMT’s Articles of Association, in May 2007 the Company made additional cash capital injection amounting to Rp49,728 and in-kind contribution of Rp45,523 in form of telecommunications equipment. Based on such Articles of Association, the Company has 51.00% ownership in SMT. However, one of the stockholders decided not to make its capital injection as required. As a result, the Company’s ownership increased to 55.36%.

e.

Merger of the Company, Satelindo, Bimagraha and IM3

Based on Merger Deed No. 57 dated November 20, 2003 (“merger date”) of Poerbaningsih Adi Warsito, S.H., the Company, PT Satelit Palapa Indonesia (“Satelindo”), PT Bimagraha Telekomindo (“Bimagraha”) and PT Indosat Multi Media Mobile (“IM3”) agreed to merge, with the Company as the surviving entity. All assets and liabilities owned by Satelindo, Bimagraha and IM3 were transferred to the Company on the merger date. These three companies were dissolved by operation of law without the need to undergo the regular liquidation process.

The names “Satelindo” and “IM3” in the following notes refer to these entities before they were merged with the Company, or as the entities that entered into contractual agreements that were taken over by the Company as a result of the merger.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies adopted by the Companies conform with generally accepted accounting principles in Indonesia. The significant accounting principles applied consistently in the preparation of the consolidated financial statements for the years ended December 31, 2005, 2006 and 2007 are as follows:

a.

Basis of Consolidated Financial Statements

The consolidated financial statements are presented using the historical cost basis of accounting, except for inventories which are stated at the lower of cost or net realizable value, derivative instruments which are stated at fair value and certain investments which are stated at fair value or net assets value.

The consolidated statements of cash flows classify cash receipts and payments into operating, investing and financing activities. The cash flows from operating activities are presented using the direct method.

The reporting currency used in the consolidated financial statements is the Indonesian rupiah.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

b.

Principles of Consolidation

The consolidated financial statements include the Company’s accounts and those of its subsidiaries (Note 1d).

Effective May 16, 2007, the net assets of SMT were consolidated as a result of the Company’s effective ownership of 55.36% (Note 1d), while prior to May 16, 2007, the investment in SMT was accounted for using the cost method (Note 8).

The consolidated financial statements also include the accounts of APE (Lintasarta’s 55%-owned subsidiary). The accounts of APE in 2005, 2006 and 2007 were consolidated because its financial and operating policies were controlled by Lintasarta.

The accounts of IFB, IIFB, ISP and SIB were translated into rupiah amounts at the middle rate of exchange prevailing at balance sheet date for balance sheet accounts and the average rate during the year for profit and loss accounts. The resulting differences arising from the translations of the financial statements of IFB, IIFB, ISP and SIB are presented as part of “Difference in Foreign Currency Translation” under the Stockholders’ Equity section of the consolidated balance sheets.

Minority interest in subsidiaries represents the minority stockholders’ proportionate share in the equity (including net income) of the subsidiaries which are not wholly owned. All significant inter-company transactions and balances are eliminated in consolidation.

c.

Cash and Cash Equivalents

Time deposits with original maturities of three months or less at the time of placement are considered as “Cash Equivalents”.

Cash in banks and time deposits which are pledged as collateral for long-term debts, Letter of Credit facilities and bank guarantees and time deposits with original maturities of more than three months are not classified as part of “Cash and Cash Equivalents”. These are presented as part of either “Other Current Assets” or “Non-current Assets - Others”.

d.

Short-term Investments

•

Mutual fund

Mutual fund, which is classified as trading security under Statement of Financial Accounting Standards (“SAK”) 50, “Accounting for Investments in Certain Securities”, is stated at its net assets value at balance sheet date. Unrealized gain or loss from the changes in net assets value at balance sheet date is credited (charged) to current operations.

•

Time deposits with original maturities of more than three months at the time of placement are recorded at historical value.

e.

Allowance for Doubtful Accounts

Allowance for doubtful accounts is provided based on management's evaluation of the collectibility of the accounts at the end of the year.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f.

Inventories

Inventories, which mainly consist of SIM cards, starter packs and pulse reload vouchers, are valued at the lower of cost or net realizable value. Cost is determined using the moving-average method.

g.

Prepaid Expenses

Prepaid expenses, which mainly consist of frequency fee, salaries, rental and insurance, are expensed as the related asset is utilized. The non-current portion of prepaid expenses is shown as part of “Non-current Assets - Others”.

h.

Investments

Investments consist of:

•

Investments in associated companies

Investments in shares of stock wherein the Companies have an equity interest of at least 20% but not exceeding 50% are accounted for under the equity method, whereby the investment cost is increased or decreased by the Companies’ share of the net earnings or losses of the investees since the date of acquisition and decreased by dividends received. Equity in net earnings (losses) is being adjusted for the straight-line amortization over fifteen years of the difference between the cost of such investment and the Companies’ proportionate share in the underlying fair value of the net assets at date of acquisition (goodwill).

If the Companies’ share in the equity of an investee, subsequent to transactions resulting in a change in the equity of the investee, is different from the Companies’ share in the equity of the investee prior to such transactions, the difference is recognized by a credit or charge to “Difference in Transactions of Equity Changes in Associated Companies/Subsidiaries”, net of applicable income tax, after adjusting their equity in the investee to conform with their accounting policies.

•

Investments in shares of stock that do not have readily determinable fair value in which the equity interest is less than 20%, and other long-term investments are carried at cost.

•

Investments in equity shares that have readily determinable fair value in which the equity interest is less than 20% and which are classified as available-for-sale, are recorded at fair value, in accordance with SAK 50.

i.

Property and Equipment

Property and equipment are stated at cost (which includes capitalization of certain borrowing cost incurred during the construction phase), less accumulated depreciation and impairment in value. Depreciation of property and equipment is computed using the straight-line method based on the estimated useful lives of the assets as follows:

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i.

Property and Equipment (continued)

Years

Buildings

15 to 20

Submarine cables

12

Earth stations

10

Inland link

15

Switching equipment

10

Telecommunications peripherals

5

Information technology equipment

3 to 5

Office equipment

5

Building and leasehold improvements

5

Vehicles

5

Cellular technical equipment

10 to 15

Satellite technical equipment

12

Transmission and cross-connection equipment

12

Fixed Wireless Access (“FWA”) technical equipment

10

Landrights are stated at cost.

The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments which enhance the asset condition on its initial performance, are capitalized. When properties are retired or otherwise disposed of, their costs and the related accumulated depreciation are removed from the accounts, and any resulting gains or losses are recognized in the consolidated statement of income for the year.

Properties under construction and installation are stated at cost. All borrowing costs, which include interest and foreign exchange differentials that can be attributed to qualifying assets, are capitalized to the cost of properties under construction and installation. Capitalization of borrowing costs ceases when the construction or installation is completed and the constructed or installed asset is ready for its intended use.

j.

Impairment of Assets Value

In accordance with SAK 48, “Impairment of Assets Value”, the Companies review whether there is an indication of assets impairment at balance sheet date. If there is an indication of assets impairment, the Companies estimate the recoverable amount of the assets. Impairment loss is recognized as a charge to current operations.

k.

Goodwill and Other Intangible Assets

At the time the Company acquires a subsidiary which is not an entity under common control, any excess of the acquisition cost over the Company’s interest in the fair value of the subsidiary’s identifiable assets, net of liabilities, as of acquisition date is recognized as goodwill. Goodwill is amortized using the straight-line method over 15 years.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k.

Goodwill and Other Intangible Assets (continued)

At the time of acquisition of a subsidiary, any intangible assets recognized are amortized using the straight-line method based on the estimated useful lives of the assets as follows:

Years

Customer base

-  Prepaid

6

-  Post-paid

5

Spectrum license

5

Brand

8

Upfront fee in connection with the license to use 2.1 GHz radio frequency bandwidth (Note 1a) is amortized using the straight-line method over 10 years.

Software that is not an integral part of the related hardware is amortized using the straight-line method over 5 years.

The Company reviews the carrying amount of goodwill and other intangible assets whenever events or circumstances indicate that their value is impaired. Impairment loss is recognized as a charge to current operations.

l.

Debt and Bonds Issuance Costs

Expenses incurred in connection with the issuance of debt and bonds are deducted from the proceeds thereof. The difference between the net proceeds and the nominal value of the debt or bonds is recognized as premium or discount that should be amortized over the term of the debt or bonds.

m.

Stock-based Compensation

In accordance with SAK 53, “Accounting for Stock-based Compensation”, compensation expenses are accrued during the vesting period based on the fair values of all stock options as of the grant date.

n.

Revenue and Expense Recognition

Cellular

Cellular revenues arising from airtime and roaming calls are recognized based on the duration of successful calls made through the Company’s cellular network.

For post-paid subscribers, monthly service fees are recognized as the service is provided.

For prepaid subscribers, the activation component of starter package sales is recognized upon delivery to dealers or direct sale to end-customers. Sales of initial/reload vouchers are recorded as unearned revenue and recognized as revenue upon usage of the airtime or upon expiration of the airtime.

Cellular revenues are presented on a net basis, after compensation to value added service providers.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.

Revenue and Expense Recognition (continued)

MIDI

Frame Net, World Link and Direct Link

Revenues arising from installation service are recognized upon the completion of the installation of equipment used for network connection purposes in the customers’ premises. Revenues from monthly service fees are recognized as the services are provided.

Internet

Revenues arising from installation service are recognized at the time the installations are placed in service. Revenues from monthly service fees are recognized as the services are provided. Revenues from usage charges are recognized monthly based on the duration of internet usage or based on the fixed amount of charges depending on the arrangement with the customers.

Satellite Lease

Revenues are recognized on the straight-line basis over the lease term.

Revenues from other MIDI services are recognized when the services are rendered.

Fixed Telecommunication

International Calls

Revenues from outgoing international call  traffic are recognized on the basis of the actual recorded traffic for the year and are reported on a net basis, after allocations to overseas international carriers.

Fixed Wireless

Fixed wireless revenues arising from usage charges are recognized based on the duration of successful calls made through the Company’s fixed network.

For post-paid subscribers, activation fees are recognized upon activation of new subscribers in the Company’s fixed network while monthly service fees are recognized as the service is provided.

For prepaid subscribers, the activation component of starter package sales is recognized upon delivery to dealers or direct sale to end-customers. Sale of initial/reload vouchers is recorded as unearned income and recognized as income upon usage of the airtime or upon expiration of the airtime.

Fixed Line

Revenues from fixed line installations are recognized at the time the installations are placed in service. Revenues from usage charges are recognized based on the duration of successful calls made through the Company’s fixed network.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.

Revenue and Expense Recognition (continued)

Interconnection Revenue

Revenues from network interconnection with other domestic and international telecommunications carriers are recognized monthly on the basis of the actual recorded traffic for the month.

Operating revenues for interconnection services under interconnection agreements based on revenue-sharing arrangement (Note 32) are reported on a net basis, after interconnection expenses/charges. Operating revenues for interconnections that are not made under contractual sharing agreements, i.e., based on tariff as stipulated by the Government (Note 31), are reported on a gross basis, before interconnection expenses/charges (Note 21). These interconnection expenses/charges are accounted for as operating expenses in the year these are incurred.

In 2007, the Companies entered into several memoranda of understanding to amend the existing revenue-sharing arrangements and to reflect the new cost-based interconnection scheme based on Regulation No. 08/PER/M.KOMINFO/02/2006 of the MOCIT (Note 32). Under the new scheme, operating revenues for interconnection services are reported on a gross basis starting 2007. The interconnection expenses/charges are accounted for as operating expenses in the year these are incurred.

Expenses

Expenses are recognized when incurred.

o.

Personnel Costs

Personnel costs which are directly related to the development, construction and installation of property and equipment are capitalized as part of the cost of such assets.

p.

Pension Plan and Employee Benefits

Pension costs under the Companies’ defined benefit pension plans are determined by periodic actuarial calculation using the projected-unit-credit method and applying the assumptions on discount rate, expected return on plan assets and annual rate of increase in compensation. Actuarial gains or losses are recognized as income or expense when the net cumulative unrecognized actuarial gains or losses for each individual plan at the end of the previous reporting year exceed 10% of the present value of the defined benefit obligation or fair value of plan assets, whichever is greater, at that date. These gains or losses in excess of the 10% corridor are recognized on a straight-line basis over the expected average remaining working lives of the employees. Past service cost is recognized over the estimated average remaining service periods of the employees.

The Companies follow SAK 24 (Revised 2004), “Employee Benefits”, which regulates the accounting and disclosure for employee benefits, both short-term (e.g., paid annual leave, paid sick leave) and long-term (e.g., long-service leave, post-employment medical benefits).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q.

Derivatives

The Company enters into and engages in cross currency swap, interest rate swap and currency forward contracts/transactions for the purpose of managing its foreign exchange and interest rate exposures emanating from the Company’s bonds payable in foreign currencies.

The Company applies SAK 55 (Revised 1999), “Accounting for Derivative Instruments and Hedging Activities”.  SAK 55 (Revised 1999) sets forth the accounting and reporting standards for derivative transactions and hedging activities, which require that every derivative instrument (including embedded derivatives) be recognized as either asset or liability based on the fair value of each contract. Fair value is a computation of present value by using data and assumption which are commonly used. Based on the specific requirements for hedge accounting under SAK 55 (Revised 1999), the Company’s instruments do not qualify and are not designated as hedge activities for accounting purposes. The changes in the fair value of such derivative instruments are recorded directly as a charge or credit to current operations.

Derivative assets and liabilities are presented under current assets and liabilities, respectively. Embedded derivative is presented with the host contract on the balance sheet which represents an appropriate presentation of overall future cash flows for the instrument taken as a whole.

The net changes in fair value of derivative instruments, swap cost or income and termination cost or income are charged or credited to “ Gain (Loss) on Change in Fair Value of Derivatives - Net”, which is presented under Other Income (Expenses) in the consolidated statements of income.

The gain (loss) from the settlement of currency forward contracts is credited or charged to “Gain (Loss) on Foreign Exchange - Net”, which is presented under Other Income (Expenses) in the consolidated statements of income.

r.

Foreign Currency Transactions and Balances

Transactions involving foreign currencies are recorded at the rates of exchange prevailing at the time the transactions are made. At balance sheet date, monetary assets and liabilities denominated in foreign currencies are adjusted to reflect the prevailing exchange rates at such date and the resulting gains or losses are credited or charged to current operations, except for foreign exchange differentials that can be attributed to qualifying assets which are capitalized to assets under construction and installation.

For December 31, 2005, 2006 and 2007, the foreign exchange rates used (in full amounts) were Rp9,830, Rp9,020 and Rp9,393, respectively, the prevailing exchange rates as of the balance sheet dates.

s.

Income Tax

Current tax expense is provided based on the estimated taxable income for the year. Deferred tax assets and liabilities are recognized for temporary differences between the financial and the tax bases of assets and liabilities at each reporting date. Future tax benefits, such as the carryover of unused tax losses, are also recognized to the extent that such benefits are more likely than not to be realized. The tax effects for the year are allocated to current operations, except for the tax effects from transactions which are directly charged or credited to stockholders’ equity.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s.

Income Tax (continued)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Amendment to tax obligations is recorded when an assessment is received or, if appealed, when the result of the appeal is determined.

For each of the consolidated entities, the tax effects of temporary differences and tax loss carryover, which individually are either assets or liabilities, are shown at the applicable net amounts.

t.

Segment Reporting

The Companies follow SAK 5 (Revised 2000), “Segment Reporting”, in the presentation of segment reporting in their financial statements. SAK 5 (Revised 2000) provides more detailed guidance for identifying reportable business segments and geographical segments. The financial information which is used by management for evaluating the segment performance is presented in Note 35.

u.

Basic Earnings per Share/ADS and Diluted Earnings per Share/ADS

In accordance with SAK 56, “Earnings Per Share”, basic earnings per share is computed by dividing net income by the weighted-average number of shares outstanding during the year including the effect of exercise of ESOP, if any (Note 27).

Diluted earnings per share is computed by dividing net income by the weighted-average number of shares outstanding during the year, after considering the dilutive effect of convertible bonds issued by a subsidiary (Note 16).

Basic/diluted earnings per ADS is computed by multiplying basic/diluted earnings per share by 50, which is equal to the number of shares per ADS.

v.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

3.

TRANSLATIONS OF RUPIAH INTO UNITED STATES DOLLAR

The consolidated financial statements are stated in rupiah. The translations of the rupiah into U.S. dollar (US$) are included solely for the convenience of the readers, using the prevailing rate of Rp9,393 to US$1(in full amounts) as of the balance sheet date. The convenience translations should not be construed as representations that the rupiah amounts have been, could have been, or could in the future be, converted into U.S. dollar at this or any other rate of exchange.

4.

CASH AND CASH EQUIVALENTS

This account consists of the following:

2006

2007

Cash on hand

Rupiah

1,350

1,563

U.S. dollar (US$21)

185

-

1,535

1,563

Cash in banks

Related parties (Note 26)

Rupiah

PT Bank Mandiri (Persero) Tbk (“Mandiri”)

11,978

15,910

PT Bank DKI

17,583

5,873

PT Bank Negara Indonesia (Persero) Tbk (“BNI”)

1,848

2,431

PT Bank Danamon Indonesia Tbk (“Danamon”)

515

2,278

PT Bank Rakyat Indonesia (Persero) Tbk (“BRI”)

178

1,612

PT Bank Internasional Indonesia Tbk (“BII”)

1,605

771

Bank Pembangunan Daerah Yogyakarta

(“BPD-DIY”)

1,321

626

PT Bank Syariah Mandiri (“Mandiri Syariah”)

1,287

612

PT Bank Pembangunan Daerah Sumatera Selatan

(“BPD-Sumsel”)

1,128

-

Others (each below Rp1,000)

1,398

1,831

U.S. dollar

Mandiri (US$575 in 2006 and US$638 in 2007)

5,188

5,996

Others (US$40 in 2006 and US$37 in 2007)

362

351

Third parties

Rupiah

PT Bank Central Asia Tbk (“BCA”)

82,836

41,472

Citibank N.A., Jakarta Branch (“Citibank”)

4,123

11,199

Deutsche Bank AG, Jakarta Branch (“DB”)

9,763

9,111

PT Bank Niaga Tbk (“Niaga”)

4,707

5,264

The Hongkong and Shanghai Banking Corp. Ltd.,

Jakarta Branch (“HSBC”)

6,107

2,370

Others (each below Rp5,000)

8,734

8,459

U.S. dollar

Fortis Bank, the Netherlands (US$5,442 in 2006 and

US$6,528 in 2007)

49,089

61,316

Citibank (US$1,867 in 2006 and US$3,788 in 2007)

16,843

35,580

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

4.

CASH AND CASH EQUIVALENTS (continued)

2006

2007

Cash in banks (continued)

Third parties (continued)

U.S. dollar (continued)

DB (US$801 in 2006 and US$2,902 in 2007)

7,227

27,261

Others (US$560 in 2006 and US$924 in 2007)

5,051

8,672

238,871

248,995

Time deposits

Related parties (Note 26)

Rupiah

Mandiri

364,285

1,953,535

BRI

50,000

685,000

Mandiri Syariah

-

454,000

Danamon

61,400

411,800

PT Bank Tabungan Negara (Persero) (“BTN”)

39,000

265,000

PT Bank DBS Indonesia (“DBS”)

-

150,000

BNI

78,715

56,746

PT Bank Pembangunan Daerah Jawa Tengah

-

20,000

BPD - DIY

1,000

1,000

PT Bank Pembangunan Daerah Sulawesi Utara

1,000

1,000

Others

-

104

U.S. dollar

DBS (US$40,000)

-

375,720

BNI (US$20,000 in 2006 and US$30,000

 in 2007)

180,400

281,790

Mandiri (US$2,603 in 2006 and US$12,724 in 2007)

23,479

119,517

Danamon (US$15,000 in 2006 and US$10,000 in 2007)

135,300

93,930

BTN (US$5,000 in 2006 and 2007)

45,100

46,965

Mandiri Syariah (US$10,000)

90,200

-

Third parties

Rupiah

DB

112,175

788,685

Niaga

110,000

386,000

PT Bank Bukopin (”Bukopin”)

57,500

371,500

PT Bank Muamalat Indonesia Tbk (“Muamalat”)

70,000

225,000

BCA

54,450

216,450

PT Bank Mega Tbk

14,052

2,801

Others

6

2,061

U.S. dollar

Muamalat (US$10,000 in 2006 and US$35,000 in 2007)

90,200

328,755

Niaga (US$17,650 in 2006 and US$27,100 in 2007)

159,203

254,550

DB (US$48,950 in 2006 and US$23,061 in 2007)

441,529

216,609

Bukopin (US$18,000 in 2006 and US$10,000 in 2007)

162,360

93,930

Citibank (US$25,000)

225,500

-

2,566,854

7,802,448

Total

2,807,260

8,053,006

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

4.

CASH AND CASH EQUIVALENTS (continued)

Time deposits denominated in rupiah earned interest at annual rates ranging from 4.00% to 13.00% in 2005, from 3.25% to 13.20% in 2006 and from 2.25% to 11.40% in 2007, while those denominated in U.S. dollar earned interest at annual rates ranging from 0.65% to 4.25% in 2005, from 1.00% to 5.15% in 2006 and from 1.50% to 5.38% in 2007.

The interest rates on time deposits in related parties are comparable to those offered by third parties.

5.

ACCOUNTS RECEIVABLE - TRADE

This account consists of the following:

2006

2007

Related parties (Note 26):

Telkom (including US$394 in 2006 and US$268 in 2007)

136,962

38,208

Others (including US$15,762 in 2006 and US$15,850 in 2007)

179,043

183,479

Sub-total

316,005

221,687

Less allowance for doubtful accounts

141,263

88,342

Net

174,742

133,345

Third parties:

Overseas international carriers (including US$93,846 in 2006 and

US$61,322 in 2007)

855,546

575,998

Local companies (including US$13,086 in 2006 and US$21,211 in 2007)

278,339

365,802

Post-paid subscribers from:

Cellular

361,890

244,949

Fixed lines

6,936

22,742

Fixed wireless

17,885

14,274

Sub-total

1,520,596

1,223,765

Less allowance for doubtful accounts

423,730

326,142

Net

1,096,866

897,623

Total

1,271,608

1,030,968

The aging schedule of the accounts receivable - trade is as follows:

2006

2007

Number of

Percentage

Percentage

Months Outstanding

Amount

(%)

Amount

(%)

Related parties - Telkom

0 - 3 months

61,270

44.74

9,299

24.34

4 - 6 months

959

0.70

4,187

10.96

Over 6 months

74,733

54.56

24,722

64.70

Total

136,962

100.00

38,208

100.00

Related parties - Others

0 - 6 months

86,274

48.19

94,673

51.60

7 - 12 months

32,135

17.95

18,372

10.01

13 - 24 months

1,431

0.80

10,998

5.99

Over 24 months

59,203

33.06

59,436

32.40

Total

179,043

100.00

183,479

100.00

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

5.

ACCOUNTS RECEIVABLE - TRADE (continued)

2006

2007

Number of

Percentage

Percentage

Months Outstanding

Amount

(%)

Amount

(%)

Third parties

0 - 6 months

789,330

51.91

697,857

57.02

7 - 12 months

297,928

19.59

201,021

16.43

13 - 24 months

275,329

18.11

153,054

12.51

Over 24 months

158,009

10.39

171,833

14.04

Total

1,520,596

100.00

1,223,765

100.00

The changes in the allowance for doubtful accounts provided on the accounts receivable - trade are as follows:

2006

2007

Related parties - Telkom

Balance at beginning of year

89,485

81,803

Provision

587

1,770

Net effect of foreign exchange adjustment

(86

)

70

Write-off

(8,183

)

(58,272)

_

Balance at end of year

81,803

25,371

Related parties - Others

Balance at beginning of year

61,492

59,460

Provision

5,859

1,208

Net effect of foreign exchange adjustment

(7,479

)

2,303

Write-off

(412

)

-

_

Balance at end of year

59,460

62,971

Third parties

Balance at beginning of year

528,314

423,730

Provision

103,778

112,052

Net effect of foreign exchange adjustment

(3,482

)

7,772

Write-off

(204,880

)

(217,412)

Balance at end of year

423,730

326,142

The net effect of foreign exchange adjustment was due to the strengthening or weakening of the rupiah vis-à-vis the U.S. dollar in relation to U.S. dollar accounts previously provided with allowance and was credited or charged to “Gain (Loss) on Foreign Exchange - Net”.

There are no significant concentrations of credit risk, except for the trade accounts receivable from Telkom.

Management believes the established allowance is sufficient to cover probable losses from uncollectible accounts receivable.

As of December 31, 2007, approximately 2.77% of accounts receivable - trade are pledged as collateral to long-term bank loans obtained by Lintasarta (Note 15).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

6.

PREPAID TAXES

This account consists of the following:

2006

2007

Claims for tax refund

797,282

610,852

Value Added Tax (“VAT”)

217,653

98,901

Others

36,507

4,569

Total

1,051,442

714,322

Claims for tax refund as of December 31, 2006 and 2007 mainly consist of the Company’s corporate income tax for fiscal years 2004, 2005 and 2006.

In March 2005, Lintasarta received the payment amounting to Rp2,197 from the Tax Office for its claim for tax refund for fiscal year 2003.

In June 2005, the Company received the payment of IM3’s claims for tax refund from the Tax Office amounting to Rp49,186 consisting of the excess prepayment of IM3’s income tax articles 22, 23 and 25 over its current income tax expense for fiscal years 2001 - 2003 and refund for prepaid VAT for fiscal year 2003.

In September 2005, the Company received the payment amounting to Rp119,195 from the Tax Office for the Company’s claim for tax refund for fiscal year 2003.

In December 2005, the Company received the payment of Satelindo’s claim for tax refund amounting to Rp5,830 for overpayment of income tax article 26 for fiscal year 2001.

On September 5, 2006, the Company received assessment letters on tax overpayment (“SKPLB”) from the Directorate General of Taxation (“DGT”) for the Company’s 2004 VAT for the periods April - July 2004 and November - December 2004 totalling Rp86,981, which was collected in November 2006.

On December 4, 2006, the Company received SKPLB from the DGT for the Company’s 2004 corporate income tax amounting to Rp199,552. On April 12, 2007, the Company received the refund of the tax overpayment amounting to Rp130,813 after offsetting the assessment letters on tax underpayment (“SKPKBs”) for the Company’s VAT for the periods January - March 2004 and August - October 2004, and income tax articles 23 and 26 for fiscal year 2004, including penalties and interest (Note 13).

On March 27, 2007, the Company received SKPLBs from the DGT advising the Company of its approval to refund the overpayment of 2005 corporate income tax and VAT amounting to Rp135,766 and Rp39,052, respectively, which amounts are lower than those recognized by the Company in its financial statements. The Company accepted partially the corrections on the 2005 corporate income tax and all of the corrections on the VAT, totalling Rp5,375 and charged them to current operations in 2007. On May 16, 2007, the Company received the refund amounting to Rp63,843 after offsetting the SKPKBs for the Company’s income tax articles 23 and 26 for fiscal year 2005, including penalties and interest (Note 13) and the tax collection letters (“STPs”) for other income taxes. On June 22, 2007, the Company filed an objection letter to the Tax Office regarding the remaining tax corrections on the 2005 corporate income tax. As of December 31, 2007, the Company has not received the reply to the objection letter.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

7.

INVESTMENTS IN ASSOCIATED COMPANIES

As of December 31, 2006 and 2007, this account consists of the following investments which are accounted for under the equity method:

 Company’s

  Portion of

Accumulated

    Equity in

Undistributed

 Net Income

  (Loss) of

Associated        Carrying    Location

            Principal Activity         Ownership(%)

CostCompanies         Values

Satellite-based

PT Multi Media Asia Indonesia

Indonesia

telecommunication

26.67

56,512

(212

)

56,300

PT Swadharma Marga Inforindo

Indonesia

Property rental

20.00

100

186

286

Total

56,612

(26

)

56,586

Less allowance for decline in value

56,300

Net

286

The Company believes that the allowance for decline in value amounting to Rp56,300 as of  December 31, 2006 and 2007 is adequate to cover probable losses on the above investments.

8.

OTHER LONG-TERM INVESTMENTS

As of December 31, 2006 and 2007, this account consists of the following:

2006

2007

Investments in shares of stock accounted for under the cost method - net

8,410

2,631

Equity securities which are available-for-sale *

99

99

Total

8,509

2,730

* consist of BNI and Telkom amounting to Rp89 and Rp10, respectively

Investments in shares of stock which are accounted for under the cost method:

			2006		2007
	Location	Principal Activity	Ownership (%)	Cost/Carrying Value	Ownership (%)	Cost/Carrying Value
PT First Media Tbk (formerly PT Broadband Multimedia Tbk or “BM”)*	Indonesia	Cable television and internet network service provider	5.00	50,000	2.29	50,000
ICO Global Communication (Holdings) Limited	Bahamas	Satellite service	0.0087	49,977	0.0087	49,977
Asean Cableship Pte. Ltd (“ACPL”)**	Singapore	Repair and maintenance of submarine cables	16.67	1,265	16.67	1,265
SMT (Note 2b)	Indonesia	Telecommunication	14.60	5,779	-	-
Others			14.68 -16.67	1,366	12.80 -14.29	1,366
Total				108,387		102,608
Less allowance for decline in value				99,977		99,977
Net				8,410		2,631

*

On February 5, 2007, the Company's ownership in BM was diluted to 2.29% since the Company did not exercise its pre-emptive right in relation to a Rights Issue conducted by BM.

**

On March 13, April 30 and September 28, 2007, the Company  received  dividend  income  from  its  investment  in  ACPL totalling US$4,389 (equivalent to Rp40,105).

The Companies provided allowance for decline in value of their investments in shares of stock accounted for under the cost method amounting to Rp99,977 as of  December 31, 2006 and 2007, which the Companies believe is adequate to cover probable losses on the investments.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

9.

PROPERTY AND EQUIPMENT

The details of property and equipment are as follows:

2006

Balance

Transactions during the Year

Balance

at Beginning

at End

of Year

Additions

Deductions

Reclassifications

of Year

Carrying Value

Landrights

328,654

-

-

71,943

400,597

Buildings

428,172

6,141

-

21,778

456,091

Submarine cables

862,848

-

-

22,496

885,344

Earth stations

116,519

-

-

8,828

125,347

Inland link

610,177

-

-

247,769

857,946

Switching equipment

343,102

-

-

32,129

375,231

Telecommunications

peripherals

1,832,196

223,692

13,248

88,195

2,130,835

Information technology

equipment

823,075

7,668

1,436

251,269

1,080,576

Office equipment

1,379,843

86,876

52,388

130,566

1,544,897

Building and leasehold

 improvements

1,129,242

1,450

552

302,381

1,432,521

Vehicles

15,946

4,974

3,422

-

17,498

Cellular technical

equipment

21,139,466

4,002

15,083

4,669,353

25,797,738

Satellite technical

equipment

1,272,846

-

-

17,729

1,290,575

Transmission and cross-

connection equipment

472,655

-

-

6,365

479,020

FWA technical equipment

434,744

-

-

104,889

539,633

Properties under construction

and installation

3,680,665

6,586,454

-

(5,975,690

)

4,291,429

Total

34,870,150

6,921,257

86,129

-

41,705,278

Accumulated Depreciation

Buildings

197,312

25,041

-

-

222,353

Submarine cables

418,321

106,870

-

-

525,191

Earth stations

111,081

7,156

-

-

118,237

Inland link

95,666

53,203

-

-

148,869

Switching equipment

223,459

35,238

-

-

258,697

Telecommunications

peripherals

1,119,017

258,525

13,199

-

1,364,343

Information technology

equipment

613,418

181,385

1,437

-

793,366

Office equipment

706,220

176,205

52,093

-

830,332

Building and leasehold

Improvements

466,716

231,472

552

-

697,636

Vehicles

10,844

2,385

3,242

-

9,987

Cellular technical

equipment

8,214,472

2,182,985

15,069

-

10,382,388

Satellite technical

equipment

840,041

145,471

-

-

985,512

Transmission and cross-

connection equipment

193,246

19,178

-

-

212,424

FWA technical equipment

72,167

66,517

-

-

138,684

Total

13,281,980

3,491,631

85,592

-

16,688,019

Impairment in Value

98,611

-

-

-

98,611

Net Book Value

21,489,559

24,918,648

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

9.

PROPERTY AND EQUIPMENT (continued)

2007

Transactions during the Year

      Balance

   at Beginning

New

 Balance at

       of Year

        Additions

    Deductions

  Reclassifications

SubsidiaryEnd of Year

Carrying Value

Landrights

400,597

-

-

27,504

1,000429,101

Buildings

456,091

641

-

27,047

1,213484,992

Submarine cables

885,344

-

65,397

71,171

-

891,118

Earth stations

125,347

-

-

448

-125,795

Inland link

857,946

-

-

835,282

-1,693,228

Switching equipment

375,231

-

-

13,571

-388,802

Telecommunications

peripherals

2,130,835

195,269

1,570

73,049

-2,397,583

Information technology

equipment

1,080,576

3,517

6,301

310,926

761

1,389,479

Office equipment

1,544,897

107,011

948

152,299

-

1,803,259

Building and leasehold

 improvements

1,432,521

3,559

1,502

143,073

6,5641,584,215

Vehicles

17,498

3,174

608

-

-20,064

Cellular technical

equipment

25,797,738

-

190,526

3,828,700

-29,435,912

Satellite technical

equipment

1,290,575

-

-

14,813

-1,305,388

Transmission and cross-

connection equipment

479,020

-

-

3,294

-482,314

FWA technical equipment

539,633

37,202

-

145,879

-722,714

Properties under

construction and

installation

4,291,429

9,365,492

-

(5,647,056

)1,0388,010,903

Total

41,705,278

9,715,865

266,852

-

10,576

51,164,867

Accumulated Depreciation

Buildings

222,353

26,207

-

-

20248,580

Submarine cables

525,191

90,923

65,361

-

-550,753

Earth stations

118,237

4,223

-

-

-122,460

Inland link

148,869

99,875

-

-

-248,744

Switching equipment

258,697

35,609

-

-

-294,306

Telecommunications

peripherals

1,364,343

266,064

1,570

-

-1,628,837

Information technology

equipment

793,366

172,618

6,301

-

23

959,706

Office equipment

830,332

204,897

946

-

-

1,034,283

Building and leasehold

Improvements

697,636

263,264

1,502

-

331

959,729

Vehicles

9,987

2,880

598

-

-12,269

Cellular technical

equipment

10,382,388

2,658,729

190,525

-

-12,850,592

Satellite technical

equipment

985,512

147,060

-

-

-1,132,572

Transmission and cross -

connection equipment

212,424

18,830

-

-

-

231,254

FWA technical equipment

138,684

80,714

-

-

-219,398

Total

16,688,019

4,071,893

266,803

-

374

20,493,483

Impairment in Value

98,611

-

-

-

-98,611

Net Book Value

24,918,648

30,572,773

Submarine cables represent the Company’s proportionate investment in submarine cable circuits jointly constructed, operated, maintained and owned with other countries, based on the respective contracts and/or the construction and maintenance agreements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

9.

PROPERTY AND EQUIPMENT (continued)

During the years ended December 31, 2005, 2006 and 2007, sales of certain property and equipment were made as follows:

2005

2006

2007

Proceeds from sales

463

1,249

478

Net book value

(219

)

(537

)

(49

)

Gain

244

712

429

Depreciation expense charged to the consolidated statements of income amounted to Rp2,974,191, Rp3,491,631 and Rp4,071,893 in 2005, 2006 and 2007, respectively.

Management believes that there is no further impairment in assets value or recovery of the impairment reserve as contemplated in SAK 48.

As of December 31, 2007, approximately 0.29% of property and equipment are pledged as collateral to credit facilities obtained by Lintasarta (Note 15).

As of December 31, 2007, the Companies insured their respective property and equipment (except submarine cables and landrights) for US$86,171 and Rp33,701,497, including insurance on the Company‘s satellite amounting to US$14,000. Management believes that the sum insured is sufficient to cover possible losses arising from fire, explosion, lightning, aircraft damage and other natural disasters.

The details of the Companies’ properties under construction and installation as of December 31, 2006 and 2007 are as follows:

Percentage of

Estimated Date

Completion

Cost

of Completion

2006

Cellular technical equipment

14 - 99

3,134,860

January - April 2007

FWA technical equipment

33 - 90

465,233

January - April 2007

Submarine cables

92

356,034

January - April 2007

Transmission and cross-connection equipment

47 - 62

125,341

February - December 2007    December 2007

Building and leasehold improvements

24 - 97

99,863

January - December 2007    December 2007

Inland link

27 - 84

52,289

January - June 2007

Others (each below Rp50,000)

41 - 99

57,809

January - April 2007

Total

4,291,429

2007

Cellular technical equipment

15 - 95

4,661,020

March - December 2008

Transmission and cross-connection equipment

29 - 98

1,174,721

March - December 2008

Building and leasehold improvements

60 - 99

1,149,994

January - June 2008

Satellite technical equipment

3

536,518

September 2009

FWA technical equipment

25 - 95

234,646

January - June 2008

Inland link

42 - 99

119,138

January - June 2008

Others (each below Rp50,000)

41 - 99

134,866

January - September

    2008

Total

8,010,903

Borrowing costs (interest expense) capitalized to properties under construction and installation for the years ended December 31, 2005, 2006 and 2007 amounted to Rp65,204, Rp62,154 and Rp29,071, respectively.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

10.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill arose from the acquisition of equity interest in Bimagraha and Satelindo in 2001 and 2002, respectively, and from the acquisition of additional equity interest in Lintasarta in 2005.

The details of the other intangible assets arising from the acquisition of Satelindo in 2002 are as follows:

Amount

Customer base

- Post-paid

154,220

- Prepaid

73,128

Spectrum license

222,922

Brand

147,178

Total

597,448

The changes in the goodwill and other intangible assets account are as follows:

2006

2007

Balance at beginning of year

2,757,822

2,689,751

Additions:

- Non-integral software

71

10,532

- Upfront fee for 3G license (Note 1a)

320,000

-

Amortization of goodwill

(226,507

)

(226,507)

Amortization of other intangible assets

(161,635

)

(123,309

)

Balance at end of year

2,689,751

2,350,467

11.

LONG-TERM ADVANCES

This account represents advances to suppliers and contractors for the procurement or construction of property and equipment which will be reclassified to the related property and equipment accounts upon the receipt of the property and equipment purchased or after the construction or installation of the property and equipment has reached a certain percentage of completion.

12.

PROCUREMENT PAYABLE

This account consists of payables for capital and operating expenditures procured from the following:

2006

2007

Related parties (Note 26) (including US$1,017 in 2006 and US$3,648 in 2007)

70,187

168,158

Third parties (including US$218,601 in 2006 and US$419,567 in 2007)

3,222,356

6,038,491

Total

3,292,543

6,206,649

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

13.

TAXES PAYABLE

This account consists of the following:

2006

2007

Estimated corporate income tax payable,

less tax prepayments of Rp189,276 in 2006

and Rp374,278 in 2007

10,353

286,397

Income tax:

Article 21

87,778

85,848

Article 22

3,412

3,754

Article 23

70,161

21,691

Article 25

23,265

28,132

Article 26

7,284

1,049

VAT

3,044

1,674

Others

6,571

7,905

Total

211,868

436,450

The reconciliation between income before income tax and estimated taxable income of the Company for the years ended December 31, 2005, 2006 and 2007 is as follows:

2005

2006

2007

Income before income tax per consolidated statements of income

2,352,795

2,022,667

2,929,616

Subsidiaries’ income before income tax and effect of

inter-company consolidation eliminations

(91,286

)

(129,605

)

(83,443

)

Income before income tax of the Company

2,261,509

1,893,062

2,846,173

Positive adjustments

Accrual of employee benefits - net

72,804

98,255

151,455

Provision for doubtful accounts

164,885

88,248

108,573

Donation

19,494

15,787

26,764

Provision for termination, gratuity and compensation benefits of employees

16,283

11,386

15,632

Representation and entertainment

10,779

8,031

13,417

Amortization of goodwill and other intangible assets

-

-

7,721

Net periodic pension cost

-

-

6,768

Amortization of debt and bonds issuance costs and discount

 (Notes 15 and 16)

-

3,940

1,677

Assessments for income taxes

and related penalties

30,572

73,994

-

Compensation expense for ESOP (Note 19)

90,739

-

-

Others

24,436

49,221

111,130

Negative adjustments

Depreciation - net

(985,529

)

(1,213,527

)

(780,225)

Write-off of accounts receivable

(5,329

)

(199,627

)

(271,102)

Interest income already subjected

to final tax

(193,795

)

(183,613

)

(206,948)

Equity in net income of investees

(152,244

)

(180,626

)

(139,649

)

Realization of stock option resulting from the exercise of

ESOP Phase I and Phase II

(71,182

)

(90,763

)

-

Net periodic pension cost

(36,423

)

(13,704

)

-

Amortization of goodwill and other intangible assets

(36,219

)

(6,872

)

-

Sale of investment in subsidiary (Note 1d)

(109,691

)

-

-

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

13.

TAXES PAYABLE (continued)

2005

2006

2007

Negative adjustments (continued)

Capitalization of interest expense and personnel expenses

to property and equipment (Notes 9 and 22)

(108,151

)

-

-

Write-off of other long-term investment

(103,590

)

-

-

Sale of investment in associated company (Note 7)

(14,697

)

-

-

Amortization of debt and bonds issuance costs and discount

(Notes 15 and 16)

(1,069

)

-

-

Others

(9,315

)

(172

)

(4,416

)

Estimated taxable income of

the Company

864,267

353,020

1,886,970

The computation of the income tax expense for the years ended December 31, 2005, 2006 and 2007 is as follows:

2005

2006

2007

Estimated taxable income of the Company

864,267

353,020

1,886,970

Income tax expense - current (at statutory tax rates)

Company

259,263

105,888

566,073

Subsidiaries

72,278

93,741

94,602

Total income tax expense - current

331,541

199,629

660,675

Income tax expense (benefit) deferred - effect of temporary

differences at enacted maximum tax rate (30%)

Company

Depreciation - net

295,659

364,058

234,067

Write-off of accounts receivable

1,598

59,888

81,330

Equity in net income of investees

45,673

54,188

41,895

Accrual of employee benefits

(21,841

)

(29,477

)

(45,436

)

Provision for doubtful accounts

(49,465

)

(26,474

)

(32,572

)

Provision for termination, gratuity

and compensation benefits of employees

(4,885

)

(3,416

)

(4,689)

Amortization of goodwill and other intangible assets

10,866

2,062

(2,316)

Net periodic pension cost

10,927

4,111

(2,030)

Amortization of debt and bonds issuance costs and

discount (Notes 15 and 16)

321

(1,182

)

(503)

Compensation expense for ESOP

(5,867

)

27,229

-

Loss on sale of investments in subsidiary and associated

company

37,316

-

-

Capitalization of interest expense and personnel expenses

to property and equipment (Notes 9 and 22)

32,445

-

-

Write-off of other long-term investment

31,077

-

-

Adjustments due to tax audit

-

(62,956

)

-

Others

(5,059

)

(10,950

)

(31,690

)

378,765

377,081

238,056

Subsidiaries

(12,382

)

(603

)

(39,214

)

Net income tax expense - deferred

366,383

376,478

198,842

Total income tax expense

697,924

576,107

859,517

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

13.

TAXES PAYABLE (continued)

The computation of the estimated income tax payable and claim for tax refund for the years ended December 31, 2006 and 2007 is as follows:

2006

2007

Income tax expense - current

Company

105,888

566,073

Subsidiaries

93,741

94,602

Total income tax expense - current

199,629

660,675

Less prepayments of income tax of the Company

Article 22

64,986

97,754

Article 23

117,799

46,611

Article 25

231,672

160,929

Total prepayments of income tax of the Company

414,457

305,294

Less prepayments of income tax of Subsidiaries

Article 22

2,600

885

Article 23

50,426

20,112

Article 25

30,362

47,987

Total prepayments of income tax of Subsidiaries

83,388

68,984

Total prepayments of income tax

497,845

374,278

Estimated income tax payable

Company

-

260,779

Subsidiaries

10,353

25,618

Total estimated income tax payable

10,353

286,397

Claim for tax refund (presented as part of

“Prepaid Taxes”)

Company

308,569

-

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 30% to the income before income tax and the income tax expense as shown in the consolidated statements of income for the years ended December 31, 2005, 2006 and 2007 is as follows:

2005

2006

2007

Income before income tax per consolidated statements

of income

2,352,795

2,022,667

2,929,616

Income tax expense at the applicable tax rate of 30%

705,839

606,800

878,885

Company’s equity in Subsidiaries’ income before income tax

and reversal of

inter-company consolidation eliminations

46,003

53,783

43,669

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

13.

TAXES PAYABLE (continued)

2005

2006

2007

Tax effect on permanent differences

Employee benefits

7,302

6,433

16,979

Donation

5,863

4,797

8,045

Interest income already subjected

to final tax

(64,647

)

(63,434

)

(70,395)

Assessments for income taxes and related penalties

9,823

25,302

(670

)

Others

1,794

4,829

(1,948

)

Valuation allowance adjustment

(14,912

)

-

-

Adjustment due to tax audit and others

859

(62,403

)

(15,048

)

Income tax expense per consolidated

statements of income

697,924

576,107

859,517

The tax effects of significant temporary differences between financial and tax reporting of the Company which are outstanding as of December 31, 2006 and 2007 are as follows:

2006

2007

Deferred tax assets

Accrual of employee benefits - net

128,621

178,747

Allowance for doubtful accounts

171,195

122,437

Allowance for decline in value of investments in associated

company and

other long-term investments

46,883

46,883

Pension cost

24,487

26,517

Allowance for short-term investment

7,618

7,618

Total

378,804

382,202

Deferred tax liabilities

Property and equipment

1,406,071

1,641,735

Investments in subsidiaries/associated companies - net of

amortization of goodwill and other intangible assets

205,841

212,134

Deferred debt and bonds issuance costs and discount

5,731

5,228

Difference in transactions of equity changes in associated

companies/subsidiaries

1,752

1,752

Others

868

3,437

Total

1,620,263

1,864,286

Deferred tax liabilities - net

1,241,459

1,482,084

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

13.

TAXES PAYABLE (continued)

The breakdown by entity of the deferred tax assets and liabilities outstanding as of December 31, 2006 and 2007 is as follows:

       2006

2007

Deferred Tax

Deferred Tax

Deferred Tax

Deferred Tax

Assets

Liabilities

Assets

Liabilities

Company

-

1,241,459

-

1,482,084

Subsidiaries

Lintasarta

46,567

-

71,177

-

IMM

-

2,048

2,806

-

APE

-

995

-

137

SMT

-

-

13,135

-

SMM

-

-

-

-

Total

46,567

1,244,502

87,118

1,482,221

The deferred tax assets of Lintasarta relate mainly to the deferred tax on the temporary difference in the recognition of depreciation of property and equipment.

The significant temporary differences on which deferred tax assets have been computed are not deductible for income tax purposes until the accrued employee benefits are paid, the doubtful accounts are written off, the allowance for decline in value of investments in associated companies and other long-term investments is realized upon sale of the investments, and the pension cost is paid. The deferred tax liabilities relate to the differences in the book and tax bases of property and equipment, investments in subsidiaries/associated companies, and debt and bonds issuance costs and discount.

A valuation allowance has been established for certain deferred tax assets of a subsidiary. This valuation allowance reduces tax assets to an amount which is more likely than not to be realized.

On January 19, 2005, the Company received SKPKB/STP from the DGT covering Satelindo’s 2003 VAT amounting to Rp9,677 (including penalties and interest). The assessments have been fully paid by the Company and are presented as part of “Other Income (Expenses) - Others - net”.

On August 9, 2005, the Company received SKPKB/STP from the DGT for the Company’s 2003 VAT amounting to Rp1,734 (including penalties and interest) and income tax articles 4(2), 22, 23 and 26 totalling Rp937 (including penalties and interest). The assessments were fully settled by the Company in August 2005.

In 2005, as a result of the corporate income tax audit for fiscal year 2003, the Company’s tax loss carryover as of December 31, 2003 amounting to Rp934,637 was adjusted by the Tax Office to become Rp501,179. On October 31, 2005, the Company submitted an objection letter to the Tax Office regarding the above tax correction. On October 13, 2006, the Company received Decision Letter No. KEP-1716/WPJ.07/BD.05/2006 from the Tax Office declining the Company’s appeal on the tax correction. On January 10, 2007, the Company submitted an appeal letter to the Tax Court concerning the Company’s objection to the tax correction.

As of December 31, 2007, no provision for probable loss on such loss carryover adjustment was made in the consolidated financial statements as the Company believes that it has computed its corporate income tax in accordance with the tax regulations.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

13.

TAXES PAYABLE (continued)

On December 4, 2006, the Company received SKPKB/STP from the DGT for the Company’s  VAT for the periods January - March 2004 and August - October 2004 totalling Rp8,238 (including penalties and interest) and income tax articles 23 and 26 amounting to Rp8 and Rp60,493 (including penalties and interest), respectively, for fiscal year 2004 (Note 6). The Company accepted the SKPKB for income tax article 23. On February 28, 2007, the Company submitted an objection letter to the Tax Office regarding the tax correction on income tax article 26. As of December 31, 2007, the Company has not received the reply to the objection letter.

On March 27, 2007, the Company received SKPKBs from the DGT for the Company’s income tax articles 23 and 26 amounting to Rp28,479 and Rp82,126 (including penalties and interest), respectively, for fiscal year 2005 (Note 6). The Company accepted a part of the tax correction of income tax article 23 amounting to Rp3,039 which was charged to current operations in 2007. On June 22, 2007 and June 11, 2007, the Company submitted its objection letters to the Tax Office regarding the SKPKBs of income tax article 23 for the remaining tax corrections and article 26, respectively. As of December 31, 2007, the Company has not received the reply to the objection letters.

The Company provides for deferred tax liabilities and deferred tax assets relating to the book-versus-tax-basis differences in its investment in domestic subsidiaries as the Company believes that for certain subsidiaries the investment will be recovered through the sale of the shares which is a taxable transaction, and for other subsidiaries, the differences will be deductible from ordinary income as a result of a merger.

The tax losses carryover of SMM and SMT as of December 31, 2007 can be carried forward through 2012 based on the following schedule:

Year of Expiration

Amount

2008

356

2009

2,035

2010

1,885

2011

14,191

2012

30,204

Total

48,671

14.

ACCRUED EXPENSES

This account consists of the following:

2006

2007

Radio frequency fee

94,962

233,146

Network repairs and maintenance

132,062

222,594

Employee benefits

137,399

215,720

Interest

203,055

202,936

Marketing

53,112

134,950

Concession fee

65,584

82,790

Universal Service Obligation (“USO”)

69,602

60,741

Consultancy fees

38,761

50,186

Outsourcing

2,413

21,991

Dividend penalty to the Government (Note 30j)

20,633

-

Others (each below Rp20,000)

78,852

115,381

Total

896,435

1,340,435

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

15.

LOANS PAYABLE

This account consists of the following:

2006

2007

Related parties

Mandiri - net of unamortized debt issuance cost of Rp5,091

-

1,994,909

Syndicated Loan Facility 2

BNI - net of unamortized debt issuance cost of Rp2,131

515,514

-

Mandiri - net of unamortized debt issuance cost of Rp457

120,135

-

Third parties - net of unamortized debt issuance cost of Rp5,096 in 2006 and Rp7,128 in 2007; and unamortized debt discount of

Rp37,191 in 2007

996,236

2,748,511

Total loans payable

1,631,885

4,743,420

Less current maturities:

Related parties

-

200,000

Third parties

127,191

294,387

Total current maturities

127,191

494,387

Long-term portion

1,504,694

4,249,033

The details of the loans from related parties are as follows:

a.

Mandiri

On September 18, 2007, the Company obtained a five-year unsecured credit facility from Mandiri amounting to Rp2,000,000 for the purchase of telecommunications equipment. The loan bears interest at (i) fixed annual rates for the first two years (9.75% on the first year and 10.5% on the second year), and (ii) floating rates for the remaining years based on the prevailing annual rate of  3-month JIBOR plus 1.5% per annum. The interest is payable quarterly. The repayment of the loan drawdowns will be made annually, as follows: (a) 10% of the total loan drawdowns in the 1st and 2nd years after the first drawdown, (b) 15% of the total loan drawdowns in the 3rd and 4th years after the first drawdown, and (c) 50% of the total loan drawdowns in the 5th year after the signing date of the agreement.

On September 27 and December 27, 2007, the Company made the first and second loan drawdowns totalling Rp2,000,000.

Based on the loan agreement, the Company is required to comply with certain covenants, such as maintaining certain financial ratios.

b.

Syndicated Loan Facility 2

On October 2, 2003, the Company entered into a syndicated loan agreement covering Rp3,165,000 with the following syndicated banks:

             Bank

Tranche

Amount

BCA

C

975,000

Mandiri *

B

900,000

BNI

*

C

900,000

Danamon *

A

240,000

Bukopin

A

150,000

Total

3,165,000

            * related parties

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

15.

LOANS PAYABLE (continued)

b.

Syndicated Loan Facility 2 (continued)

On December 8, 2003, the Company drew Rp200,000 and Rp1,800,000 from its facility under Tranches B and C, respectively. Based on the loan agreement, the Company should use the proceeds of the loans to repay IM3’s debts and Satelindo’s debts based on the Master Restructuring Agreement, and/or for capital expenditure financing, and/or for other corporate general needs if IM3’s debts are repaid using other facility.

The interest rates ranged from 9.30% to 11.92% in 2005. The interest rate was fixed at 9.3% per annum in 2006 and up to March 31, 2007. During April - June 2007 and July - December 2007, the annual floating interest rates were 10.6% and 10.5%, respectively.

On December 7, 2004, the Company paid the first semi-annual installments amounting to Rp73,125, Rp61,875 and Rp22,220 to BCA, BNI and Mandiri, respectively.

On March 31, 2005, the Company made early payments of the loans amounting to Rp290,112, Rp245,480 and Rp57,188 to BCA, BNI and Mandiri, respectively. On the same date, the Company also entered into agreements amending the loan agreement with BCA, BNI and Mandiri. The amendments covered, among others, the following:

•

The remaining balance of the loans would mature on April 1, 2008. However, the amendment provided early repayment option for the Company, commencing from April 1, 2007 up to the maturity date. Any repayment made before April 1, 2007 would require the Company to pay penalty amounting to 1% of such repaid amount.

•

The loan interest rates would be as follows:

-

April 1, 2005 - March 31, 2007

:

fixed interest at the rate of 9.3% per annum

-

April 1, 2007 - March 31, 2008

:

10.5% per annum or a reference rate plus margin rate

of 2.5%, whichever rate was higher.

On September 6, 2007, the Company paid in full the balance of the loans amounting to Rp1,250,000 for the principal amount and Rp24,792 for the last interest installment.

The loans from third parties consist of the following:

2006

2007

BCA - net of unamortized debt issuance cost of Rp5,091

-

1,994,909

Goldman Sachs International

Principal, net of unamortized debt discount of Rp37,191

-

397,109

Foreign Exchange (FX) Conversion Option

-

76,767

Finnish Export Credit Ltd. - net of unamortized debt

issuance cost of Rp2,588 in 2006 and Rp2,038 in 2007

305,896

247,817

Investment Credit Facility 4 from Niaga

40,446

22,446

Investment Credit Facility 5 from Niaga

-

9,463

Syndicated Loan Facility 2 (refer to previous section on loans from related parties)

BCA - net of unamortized debt issuance cost of Rp2,508

609,255

-

Investment Credit Facility 3 from Niaga

39,139

-

Investment Credit Facility 2 from Niaga

1,500

-

Total

996,236

2,748,511

Less current maturities

127,191

294,387

Long-term portion

869,045

2,454,124

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

15.

LOANS PAYABLE (continued)

a.

BCA

On August 28, 2007, the Company obtained a five-year unsecured credit facility from BCA amounting to Rp1,600,000 for the repayment of Syndicated Loan Facility 2 and the purchase of telecommunications equipment. The loan bears interest at (i) fixed annual rates for the first two years (9.75% on the first year and 10.5% on the second year), and (ii) floating rates for the remaining years based on the prevailing annual rate of  3-month JIBOR plus 1.5% per annum. On September 20, 2007, the Company obtained additional credit facility of Rp400,000. As a result, the credit facility has become Rp2,000,000. The interest is payable quarterly. The repayment of the loan drawdowns will be made annually, as follows: (a) 10% of the total loan drawdowns in the 1st and 2nd years after the first drawdown, (b) 15% of the total loan drawdowns in the 3rd and 4th years after the first drawdown, and (c) 50% of the total loan drawdowns in the 5th year after the first drawdown.

On September 27, October 26 and December 27, 2007, the Company made the first, second and third loan drawdowns totalling Rp2,000,000.

Based on the loan agreement, the Company is required to comply with certain covenants, such as maintaining certain financial ratios.

b.

Goldman Sachs International (“GSI”)

On May 30, 2007, the Company received from GSI a loan amounting to Rp434,300 which was received in U.S. dollar amounting to US$50,000 for financing the purchase of telecommunications equipment. The loan will mature on May 30, 2013. The loan bears interest at the fixed annual rate of 8.75% applied on the Rp434,300, which is payable quarterly every February 28, May 30, August 30 and November 30 commencing on August 30, 2007 up to May 30, 2012.

The loan agreement provides an option for GSI to convert the loan payable into a U.S. dollar loan of US$50,000 on May 30, 2012 (“FX Conversion Option”). The fair value of the FX Conversion Option as of December 31, 2007 amounted to US$8,173 (equivalent to Rp76,767). If GSI takes such option, starting May 30, 2012, the loan will bear interest at the fixed annual rate of 6.45% applied on the US$50,000 principal and both U.S. dollar principal and interest thereon will be due on May 30, 2013.

Based on the loan agreement, the Company is required to notify GSI regarding the following events which can result in loan termination, such as (i) certain changes affecting withholding taxes in the United Kingdom or Indonesia, (ii) default under Guaranteed Notes due 2012 (Note 16), (iii) default under the Company’s USD Notes and IDR Bonds (Note 16), (iv) redemption, purchase or cancellation of the Guaranteed Notes Due 2012 (Note 16) and there are no USD Indosat Notes outstanding upon such redemption, purchase or cancellation, and (v) change of control in the Company.

c.

Finnish Export Credit Ltd. (“FEC”)

On May 12, 2006, the Company obtained a credit facility from FEC amounting to US$38,000 with ABN-AMRO Bank N.V., Jakarta Branch as the "arranger" and ABN-AMRO Bank N.V., Stockholm Branch as the "facility agent” to be used for the purchase of telecommunications equipment. The loan bears interest at the fixed annual rate of 4.15%. The loan, together with the related interest, is payable semi-annually until March 12, 2011.

Based on the loan agreement, the Company is required to comply with certain covenants, such as maintaining certain financial ratios.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

15.

LOANS PAYABLE (continued)

d.

Investment Credit Facility 4 from Niaga

On August 29, 2005, Lintasarta obtained a credit facility from Niaga amounting to Rp45,000 for the purchase of telecommunications equipment, computers and other supporting facilities. The loan bears interest at the prevailing annual rate of 3-month Certificates of Bank Indonesia plus 3% per annum. The quarterly repayment of the principal started on November 29, 2006, at Rp4,500 each quarter up to February 28, 2009.

The loan is collateralized by all equipment (Note 9) purchased from the proceeds of the credit facility and trade accounts receivable from frame relay (Note 5).

The loan also has the same restrictive covenants as the Investment Credit Facilities 2, 3 and 5 from Niaga.

e.

Investment Credit Facility 5 from Niaga

On July 10, 2007, Lintasarta obtained a credit facility from Niaga amounting to Rp50,000 for the purchase of telecommunications equipment, computers and other supporting facilities. The loan bears interest at the prevailing annual rate of 1-month Certificate of Bank Indonesia plus 2.25% per annum. The quarterly repayment of the principal will start on October 10, 2008 at Rp5,000 each quarter up to January 10, 2011. As of December 31, 2007, Lintasarta has already drawn from this credit facility the amount of Rp9,463.

The loan is collateralized by all equipment (Note 9) purchased from the proceeds of the credit facility.

The loan also has the same restrictive covenants as the Investment Credit Facilities 2, 3 and 4 from Niaga.

f.

Investment Credit Facility 3 from Niaga

On June 29, 2004, Lintasarta obtained a loan from a credit facility from Niaga for the purchase of telecommunications equipment, computers and other supporting facilities amounting to Rp98,000. The loan bears interest at 3-month time deposits rate guaranteed by Bank Indonesia plus 3.5% per annum. The quarterly repayment of the principal started on September 29, 2005, at Rp9,800 each quarter up to December 29, 2007.

The loan is collateralized by all equipment (Note 9) purchased from the proceeds of the credit facility, trade accounts receivable from frame relay (Note 5) and trade accounts receivable from one of Lintasarta’s customers.

The loan also has the same restrictive covenants as the Investment Credit Facilities 2, 4 and 5 from Niaga.

g.

Investment Credit Facility 2 from Niaga

On August 14, 2003, Lintasarta obtained a credit facility from Niaga amounting to Rp15,000 to finance a letter of credit facility.  The full amount was drawn down in 2004 and bore interest at 3-month time deposit rate guaranteed by Bank Indonesia plus a spread of 3% per annum.  The loan was payable in quarterly installments of Rp1,500 starting November 14, 2004 and in February 2007, the final installment was paid.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

15.

LOANS PAYABLE (continued)

g.

Investment Credit Facility 2 from Niaga (continued)

The loan was collateralized by all equipment (Note 9) purchased from the proceeds of the credit facilities and trade accounts receivable from frame relay (Note 5).

Lintasarta was required to obtain prior written approval from Niaga if:

-

The combined ownership of the Company and Yayasan Kesejahteraan Karyawan Bank Indonesia in Lintasarta became less than 51% during the facility period.

-

Lintasarta obtained new debts (Note 16).

-

Lintasarta invested in other than Lintasarta’s current business.

Lintasarta was also required to maintain certain financial ratios including the Debt Service Coverage Ratio of not less than 1.2 : 1.

The scheduled principal payments from 2008 to 2013 of all the loans payable as of December 31, 2007 are as follows:

Twelve months ending December 31,

  2012 and

        2008

   2009

2010

2011

  2013

        Total

In rupiah

Mandiri

200,000

200,000

300,000

300,000

1,000,000

2,000,000

BCA

200,000

200,000

300,000

300,000

1,000,000

2,000,000

GSI

-

-

-

-

434,300

434,300

Niaga

23,000

8,909

-

-

-31,909

Sub-total

423,000

408,909

600,000

600,000

2,434,300

4,466,209

In U.S. dollar

FEC (US$26,600)

71,387

71,387

71,387

35,693

-

249,854

GSI (US$8,173)

-

-

-

-

76,767

76,767

Sub-total

71,387

71,387

71,387

35,693

76,767

326,621

Total

494,387

480,296

671,387

635,693

2,511,067

4,792,830

Less:

- unamortized debt discount

(37,191)

- unamortized debt issuance costs

(12,219)

Net

4,743,420

The amortization of debt issuance costs and debt discount on the loans amounted to Rp9,576 in 2005, Rp10,928 in 2006 and Rp9,132 in 2007 (Note 24).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

16.

BONDS PAYABLE

This account consists of the following:

2006

2007

Guaranteed Notes Due 2010 (US$300,000) - net of unamortized

notes issuance cost of Rp17,432 in 2006

and Rp13,389 in 2007

2,688,568

2,804,511

Fifth Indosat Bonds in Year 2007 with Fixed Rates - net of

unamortized bonds issuance cost of Rp7,629

-

2,592,371

Third Indosat Bonds in Year 2003 with Fixed Rates - net of unamortized bonds issuance cost of Rp14,855  in 2006 and Rp8,622 in 2007

2,485,145

2,491,378

Guaranteed Notes Due 2012 (US$250,000) - net of unamortized notes discount of Rp13,398 in 2006 and Rp11,338 in 2007; and unamortized notes issuance cost of Rp28,105 in 2006 and Rp23,781 in 2007

2,213,497

2,313,131

Fourth Indosat Bonds in Year 2005 with Fixed Rate - net of unamortized bonds issuance cost of Rp7,117 in 2006 and Rp5,842 in 2007

807,883

809,158

Indosat Sukuk Ijarah II in Year 2007 - net of unamortized bonds issuance cost of Rp1,179

-

398,821

Indosat Syari’ah Ijarah Bonds in Year 2005 - net of unamortized bonds issuance cost of Rp2,523 in 2006 and Rp2,071 in 2007

282,477

282,929

Second Indosat Bonds in Year 2002 with Fixed and Floating Rates

1,075,000

200,000

Limited Bonds II issued by Lintasarta*

31,150

31,150

Limited Bonds I issued by Lintasarta**

25,292

25,292

Indosat Syari’ah Mudharabah Bonds in Year 2002

175,000

-

Convertible Bonds issued by Lintasarta***

5,526

-

Total bonds payable

9,789,538

11,948,741

Less current maturities

1,055,526

1,860,000

Long-term portion

8,734,012

10,088,741

*

after elimination of Limited Bonds II amounting to Rp35,000 issued to the Company

**

after elimination of Limited Bonds I amounting to Rp9,564 issued to the Company

***

after elimination of Convertible Bonds amounting to Rp14,473 issued to the Company in 2006

Guaranteed Notes Due 2010

In October 2003, the Company, through IFB, issued Guaranteed Notes Due 2010 with fixed rate.
The notes have a total face value of US$300,000. The notes bear interest at the fixed rate of 7.75% per annum payable in semi-annual installments on May 5 and November 5 of each year, commencing   May 5, 2004. The notes will mature on November 5, 2010.

The notes are redeemable at the option of IFB, in whole or in part at any time on or after
November 5, 2008. The notes are redeemable at prices equal to 103.8750%, 101.9375% and 100.0000% of the principal amount during the 12-month period commencing on November 5 of 2008, 2009 and 2010, respectively. In addition, prior to November 5, 2006, IFB may redeem up to a maximum of 35% of the original aggregate principal amount, with the proceeds of one or more public equity offerings of the Company, at a price equal to 107.75% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any. The notes are also redeemable at the option of IFB, in whole but not in part, at any time, at a price equal to 103.5625% of the principal amount thereof, plus any accrued and unpaid interest and additional amounts to the date of redemption, in the event of certain changes affecting withholding taxes in Indonesia and the Netherlands that would require IFB or the Company to pay an additional amount in respect of any note in excess of certain amounts. Upon a change in control of IFB (including sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all of IFB’s assets), the holder of the notes has the right to require IFB to repurchase all or any part of such holder’s notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any, to the purchase date.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

16.

BONDS PAYABLE (continued)

Guaranteed Notes Due 2010 (continued)

The net proceeds, after deducting the underwriting fee and offering expenses, were received on November 5, 2003 and used primarily to repay a portion of Indosat’s (including Satelindo’s and IM3’s) outstanding indebtedness amounting to Rp1,500,000 and US$447,500.

Based on the notes indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The notes are unconditionally and irrevocably guaranteed by the Company.

On January 11, 2006, IFB released a consent solicitation statement (the “solicitation”) relating to its outstanding Guaranteed Notes Due 2010. The primary purpose of the solicitation was to modify certain covenants under the indenture of Guaranteed Notes Due 2010 to conform with the terms in the indenture of Guaranteed Notes Due 2012. The amendment to the indenture included, among others, the change in the limit of the permitted debt that could be incurred by IFB and Lintasarta, and IFB’s ability to incur new debt (Note 24).

On January 24, 2006, IFB received consents from holders of the Guaranteed Notes Due 2010 representing an aggregate principal amount of US$239,526 or 79.842% of the outstanding notes.

Based on the latest rating report, the notes currently have BB (released in July 2007) and Ba2 (released in October 2007) ratings from Standard & Poor’s (“S&P”) and Moody’s Investors Service (“Moody’s”), respectively.

Fifth Indosat Bonds in Year 2007 with Fixed Rates

On May 29, 2007, the Company issued its Fifth Indosat Bonds in Year 2007 with Fixed Rates (“Fifth Indosat Bonds”), with BRI as the trustee. The bonds have a total face value of Rp2,600,000. The bonds consist of two series:

•

Series A bonds amounting to Rp1,230,000 which bear interest at the fixed rate of 10.20% per annum starting May 29, 2007. These bonds will mature on May 29, 2014.

•

Series B bonds amounting to Rp1,370,000 which bear interest at the fixed rate of 10.65% per annum starting May 29, 2007. These bonds will mature on May 29, 2017.

The bonds will mature before the maturity dates if, after the 1st anniversary of the bonds, the Company exercises its option to buy back part or all of the bonds at market price temporarily or as an early settlement.

PT Kustodian Sentral Efek Indonesia (“KSEI”), acting as payment agent, shall pay interest on the bonds, as follows:

Series A

:

Starting August 29, 2007 and every quarter thereafter up to May 29, 2014.

Series B

:

Starting August 29, 2007 and every quarter thereafter up to May 29, 2017.

The Company received the proceeds of the bonds on May 31, 2007.

The net proceeds, after deducting the underwriting fee and offering expenses, were used for capital expenditure to expand the Company’s cellular network.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

16.

BONDS PAYABLE (continued)

Fifth Indosat Bonds in Year 2007 with Fixed Rates (continued)

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security to all of the Company’s other liabilities including the bonds.

Based on the latest rating report released in May 2007, the bonds have idAA+ (stable outlook) rating from PT Pemeringkat Efek Indonesia (“Pefindo”).

Third Indosat Bonds in Year 2003 with Fixed Rates

On October 15, 2003, the Company issued at face value its Third Indosat Bonds in Year 2003 with Fixed Rates (“Third Indosat Bonds”), with BRI as the trustee. The bonds have a total face value of Rp2,500,000 in Rp50 denomination. The bonds consist of two series:

•

Series A bonds amounting to Rp1,860,000 which bear interest at the fixed rate of 12.5% per annum for 5 years starting October 22, 2003.

•

Series B bonds amounting to Rp640,000 which bear interest at the fixed rate of 12.875% per annum for 7 years starting October 22, 2003.

The bonds will mature if the Company exercises the following options:

•

Early Settlement Option

:

the Company has the right to make early payment for all the Series A bonds on the 4th anniversary of the bonds at 100% of the bonds’ nominal value. The Company has also the right to make early payment for all the Series B bonds on the 4th and 6th anniversaries of the bonds at 100% of the bonds’ nominal value.

•

Buy-back Option

:

after the 1st anniversary of the bonds, the Company has the right to buy back part or all of the bonds at market price temporarily or as an early settlement.

KSEI, acting as payment agent, pays interest on the bonds, as follows:

Series A

:

Starting January 22, 2004 and every quarter thereafter up to October 22, 2008.

Series B

:

Starting January 22, 2004 and every quarter thereafter up to October 22, 2010.

The proceeds of the bonds were used as capital injection to Satelindo which, in turn, used the proceeds to repay its debts and Guaranteed Floating Rate Bonds.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security to all of the Company’s other liabilities including the bonds.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

Based on the latest rating report released in May 2007, the bonds have idAA+ (stable outlook) rating from Pefindo.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

16.

BONDS PAYABLE (continued)

Guaranteed Notes Due 2012

On June 22, 2005, the Company, through IIFB, issued Guaranteed Notes Due 2012 with fixed rate. The notes have a total face value of US$250,000 and were issued at 99.323% of their principal amount. The notes bear interest at the fixed rate of 7.125% per annum payable in semi-annual installments due on June 22 and December 22 of each year, commencing December 22, 2005. The notes will mature on June 22, 2012.

The notes will be redeemable at the option of IIFB, in whole or in part at any time on or after June 22, 2010 at prices equal to 103.5625%, 101.7813% and 100.0000% of the principal amount during the
12-month period commencing June 22, 2010, 2011 and 2012, respectively, plus accrued and unpaid interest and additional amounts, if any. In addition, prior to June 22, 2008, IIFB may redeem up to a maximum of 35% of the original aggregate principal amount, with the proceeds of one or more public equity offerings of the Company, at a price equal to 107.125% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any. The notes are also redeemable at the option of IIFB, in whole but not in part, at any time, at a price equal to 103.5625% of the principal amount thereof, plus any accrued and unpaid interest and additional amounts to the date of redemption, in the event of certain changes affecting withholding taxes in Indonesia and the Netherlands that would require IIFB or the Company to pay an additional amount in respect of any note in excess of certain amounts. Upon a change in control of IIFB (including sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all of IIFB’s assets), the holder of the notes has the right to require IIFB to repurchase all or any part of such holder’s notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any, to the purchase date.

The net proceeds, after deducting the underwriting fee and offering expenses, were received on      June 23, 2005 and used for general corporate purposes, including capital expenditures.

Based on the notes indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The notes are unconditionally and irrevocably guaranteed by the Company.

Based on the latest rating report, the notes have BB (released in July 2007) and Ba2 (released in October 2007) ratings from S&P and Moody’s, respectively.

Fourth Indosat Bonds in Year 2005 with Fixed Rate

On June 21, 2005, the Company issued its Fourth Indosat Bonds in Year 2005 with Fixed Rate (“Fourth Indosat Bonds”), with BRI as the trustee. The bonds have a total face value of Rp815,000 in Rp50 denomination. The bonds bear interest at the fixed rate of 12% per annum, payable on a quarterly basis. The bonds will mature on June 21, 2011.

The bonds will mature before maturity date if the Company exercises the following options:

•

Early Settlement Option

:

the Company has the right to make early payment for all the bonds on the 4th anniversary of the bonds at 100% of the bonds’ nominal value.

•

Buy-back Option

:

after the 1st anniversary of the bonds, the Company has the right to buy back part or all of the bonds at market price.

The proceeds of the bonds were used for capital expenditure to expand the Company’s cellular network.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

16.

BONDS PAYABLE (continued)

Fourth Indosat Bonds in Year 2005 with Fixed Rate (continued)

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security to all of the Company’s other liabilities including the bonds.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

Based on the latest rating report released in May 2007, the bonds have idAA+ (stable outlook) rating from Pefindo.

Indosat Sukuk Ijarah II in Year 2007 (“Sukuk Ijarah II”)

On May 29, 2007, the Company issued its Sukuk Ijarah II, with BRI as the trustee. The bonds have a total face value of Rp400,000. The bonds will mature on May 29, 2014.

The bonds will mature before maturity date if, after the 1st anniversary of the bonds, the Company exercises its option to buy back part or all of the bonds at market price.

Bondholders are entitled to annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp40,800, payable on a quarterly basis starting August 29, 2007 up to May 29, 2014.

The proceeds of the bonds were used for capital expenditure to expand the Company’s cellular network.

The Company received the proceeds of the bonds on May 31, 2007.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security to all of the Company’s other liabilities including the bonds.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

Based on the latest rating report released in May 2007, the bonds have idAA(sy)+ (stable outlook) rating from Pefindo.

Indosat Syari’ah Ijarah Bonds in Year 2005 (“Syari’ah Ijarah Bonds”)

On June 21, 2005, the Company issued its Syari’ah Ijarah Bonds, with BRI as the trustee. The bonds have a total face value of Rp285,000 in Rp50 denomination. The bonds will mature on June 21, 2011.

Bondholders are entitled to annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp34,200, payable on a quarterly basis starting September 21, 2005 up to June 21, 2011.

The bonds will mature before maturity date if the Company exercises the following options:

•

Early Settlement Option

:

the Company has the right to make early payment for all the bonds on the 4th anniversary of the bonds at 100% of the bonds’ nominal value.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

16.

BONDS PAYABLE (continued)

Indosat Syari’ah Ijarah Bonds in Year 2005 (“Syari’ah Ijarah Bonds”) (continued)

•

Buy-back Option

:

after the 1st anniversary of the bonds, the Company has the right to buy back part or all of the bonds at market price.

The proceeds of the bonds were used for capital expenditure to expand the Company’s cellular network.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security for all of the Company’s other liabilities including the bonds.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

Based on the latest rating report released in May 2007, the bonds have idAA(sy)+ (stable outlook) rating from Pefindo.

Second Indosat Bonds in Year 2002 with Fixed and Floating Rates

On November 6, 2002, the Company issued its Second Indosat Bonds in Year 2002 with Fixed and Floating Rates (“Second Indosat Bonds”), with BRI as the trustee. The bonds have a total face value of Rp1,075,000 in Rp50 denomination. The bonds consist of three series:

•

Series A bonds amounting to Rp775,000 which bore interest at the fixed rate of 15.75% per annum starting February 6, 2003. The Series A bonds matured on November 6, 2007.

•

Series B bonds amounting to Rp200,000 which bear interest at the fixed rate of 16% per annum for 30 years starting February 6, 2003. The bonds mature if the Company or the bondholder exercises the following options:

-

Buy Option

:

the Company has the right to make early payment for all the Series B bonds on the 5th, 10th, 15th, 20th and 25th anniversaries of the bonds at 101% of the bonds’ nominal value.

-

Sell Option

:

the bondholder has the right to ask for early settlement from the Company at  100% of the bonds’ nominal value: 1) at any time, if the rating of the bonds decreases to idAA- or lower (Special Sell Option) or 2) on the 15th, 20th and 25th anniversaries of the bonds (Regular Sell Option).

•

Series C bonds amounting to Rp100,000 which bore interest at the fixed rate of 15.625% per  annum for the first year starting February 6, 2003 and floating rates for the succeeding years  until November 6, 2007. The floating rates were determined using the last interest rate for three-month period of Certificates of Bank Indonesia, plus 1.625% margin. The floating rates should have a maximum limit of 18.5% and a minimum limit of 15% per annum.

KSEI, acting as payment agent, shall pay interest on the bonds, as follows:

Series A and C

:

Starting February 6, 2003 and every quarter thereafter up to November 6, 2007.

Series B

:

Starting February 6, 2003 and every quarter thereafter up to November 6, 2032.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

16.

BONDS PAYABLE (continued)

Second Indosat Bonds in Year 2002 with Fixed and Floating Rates (continued)

-

Buy Option

:

February 6, 2003 and every quarter thereafter up to November 6, 2007, 2012, 2017, 2022 and 2027

-

Sell Option

:

February 6, 2003 and every quarter thereafter up to November 6, 2017, 2022 and 2027.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security for all of the Company’s other liabilities including the bonds.

The proceeds of the bonds were used to repay the working capital loan from Mandiri and time loan facility from BCA.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

On November 6, 2007, the Company paid in full the Second Indosat Bonds Series A and C totalling Rp875,000.

Based on the latest rating report released in May 2007, the bonds have idAA+ (stable outlook) rating from Pefindo.

Limited Bonds II issued by Lintasarta

On June 14, 2006, Lintasarta entered into an agreement with its stockholders for the former to issue Limited Bonds II amounting to Rp66,150. The limited bonds represent unsecured bonds which will mature on June 14, 2009 and bear interest at the floating rates determined using the average 3-month rupiah time deposit rates with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3%. The maximum limit of the floating rate is 19% and the minimum limit is 11% per annum. The interest is payable on a quarterly basis starting September 14, 2006.

On July 17, 2006, Lintasarta obtained approval from Niaga on the issuance of the Limited Bonds II  (Note 15).

The proceeds of the Limited Bonds II were used for capital expenditure to expand Lintasarta’s telecommunication peripherals.

Limited Bonds I issued by Lintasarta

In June 2003, Lintasarta entered into an agreement with its stockholders for the former to issue Limited Bonds I amounting to Rp40,000. The limited bonds represented unsecured bonds which matured on June 2, 2006 and bore interest at the fixed rate of 16% per annum for the first year and floating rates for the succeeding years. The floating rates were determined using the average 3-month rupiah time deposit rates with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3%. The maximum limit of the floating rate is 19% and the minimum limit is 11% per annum. Lintasarta paid interest on the bonds quarterly starting September 2, 2003.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

16.

BONDS PAYABLE (continued)

Limited Bonds I issued by Lintasarta (continued)

On the maturity date, Lintasarta paid a certain portion of limited bonds I amounting to Rp5,144 and subsequently extended the maturity date of the remaining balance of Rp34,856 until June 2, 2009. The extension of maturity date was made based on the first amendment dated June 14, 2006 of the Limited Bonds I Agreement. These bonds bear interest at floating rates determined using the average 3-month rupiah time deposit rates with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3%. The maximum limit of the floating rate is 19% and the minimum limit is 11% per annum. The interest is payable on a quarterly basis.

On July 17, 2006, Lintasarta obtained approval from Niaga on the changes in maturity date and nominal value of the Limited Bonds I (Note 15).

Indosat Syari’ah Mudharabah Bonds in Year 2002 (“Syari’ah Mudharabah Bonds”)

On November 6, 2002, the Company issued its Syari’ah Mudharabah Bonds, with BRI as the trustee. The bonds had a total face value of Rp175,000 in Rp50 denomination and matured on November 6, 2007.

Each bondholder was entitled to a revenue-sharing income [Pendapatan Bagi Hasil (“PBH”)], which was determined on the basis of the bondholder’s portion (Nisbah) of the Shared Revenue (Pendapatan Yang Dibagihasilkan). Shared Revenue referred to the operating revenue of Satelindo and IMM earned from their satellite and internet services, respectively. The bondholders’ portions (expressed in percentages) of the satellite and internet services revenue were as follows:

Percentage (%)

Year

Satellite

Internet

1

6.91

10.75

2

6.91

9.02

3

6.91

7.69

4

6.91

6.56

5

6.91

5.50

Based on an agreement reached between the Company and the bondholders in the Syari’ah Mudharabah Bondholders’ General Meeting held on October 1, 2003, the Shared Revenue which previously referred to the operating revenue of Satelindo earned from its satellite services was changed to the operating revenue of the Company earned from the same services. The bondholders’ portions (expressed in percentages) of the Company’s satellite revenue also changed as follows:

Year

Percentage (%)

1

6.91

2

9.34

3

9.34

4

9.34

5

9.34

KSEI, acting as payment agent, paid quarterly the revenue-sharing income on the bonds starting February 6, 2003 until November 6, 2007.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

16.

BONDS PAYABLE (continued)

Indosat Syari’ah Mudharabah Bonds in Year 2002 (“Syari’ah Mudharabah Bonds”) (continued)

The bonds were neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as a security to its other creditors, were used as pari-passu security for all of the Company’s other liabilities including the bonds.

The proceeds of the bonds replaced the Company’s internal funds used for the development of its cellular business through the acquisition of Satelindo.

Based on the bonds indenture, the Company was required to comply with certain conditions, such as maintaining certain financial ratios.

Based on the latest rating report released in May 2007, the bonds had idAA(sy)+ (stable outlook) rating from Pefindo.

On November 6, 2007, the Company paid in full the Syari’ah Mudharabah Bonds amounting to Rp175,000.

Convertible Bonds issued by Lintasarta

At Lintasarta’s Stockholders’ Annual General Meeting held in March 2002, the stockholders approved, among others, the declaration of cash dividend amounting to Rp25,300 of which Rp4,149 (net of tax) was paid in June 2002. The remaining dividend was distributed in the form of unsecured convertible bonds, which bore interest at the annual fixed rate of 19% and paid on a quarterly basis. The bonds were converted into Lintasarta’s common stock at par value of Rp1,000,000 per share on the bonds’ maturity date on June 3, 2007 (Notes 1d and 2u).

On May 23, 2003, Lintasarta obtained approval from Niaga on the issuance of the Convertible Bonds (Note 15).

Based on the first amendment dated July 12, 2004 of the Convertible Bonds Agreement, the fixed interest rate of the Convertible Bonds issued by Lintasarta had been changed to become a floating rate. The floating rate was determined using the average rate for 6-month rupiah time deposits with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3%. The maximum limit of the floating rate was 19% and the minimum limit was 11% per annum. The first amendment was effective starting July 1, 2004.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

16.

BONDS PAYABLE (continued)

The scheduled principal payments of all the bonds payable outstanding as of December 31, 2007 are as follows:

Twelve months ending December 31,

2011 and

2008

   2009

 2010

thereafter*

Total

In U.S. dollar

Guaranteed Notes *

Due 2010 (US$300,000)

-

-

2,817,900

-

2,817,900

Due 2012 (US$250,000)

-

-

-

2,348,250

2,348,250

Sub-total

-

-

2,817,900

2,348,250

5,166,150

In rupiah

Fifth Indosat Bonds *

-

-

-

2,600,000

2,600,000

Third Indosat Bonds *

1,860,000

-

640,000

-2,500,000

Fourth Indosat Bonds *

-

-

-

815,000

815,000

Sukuk Ijarah II *

-

-

-

400,000

400,000

Syari’ah Ijarah Bonds *

-

-

-

285,000

285,000

Second Indosat Bonds *

-

-

-

200,000

200,000

Limited Bonds II of Lintasarta

-

31,150

-

-

31,150

Limited Bonds I of Lintasarta

-

25,292

-

-

25,292

Sub-total

1,860,000

56,442

640,000

4,300,000

6,856,442

Total

1,860,000

56,442

3,457,900

6,648,250

12,022,592

Less:

-

unamortized notes issuance cost

(37,170

)

-

unamortized bonds issuance cost

(25,343

)

-

unamortized notes discount

(11,338

)

Net

11,948,741

*  Refer to previous discussion on early repayment options for each bond/note.

The amortization of bonds issuance cost, notes issuance cost and discount amounted to Rp11,625 in 2005, Rp16,691 in 2006 and Rp18,829 in 2007 (Note 24).

17.

OTHER NON-CURRENT LIABILITIES

This account consists mainly of non-current portions of post-retirement benefits, benefits under Labor Law No. 13/2003 (Note 25), other employee benefits and deposits from customers.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

18.

CAPITAL STOCK

The Company’s capital stock ownership as of December 31, 2006 and 2007 is as follows:

Number of

Percentage

Shares Issued

of Ownership

Stockholders

and Fully Paid

Amount

(%)

2006

A Share

Government of the Republic

of Indonesia

1

-

-

B Shares

Indonesia Communications

Limited, Mauritius

2,171,250,000

217,125

39.96

Government of the Republic

of Indonesia

776,624,999

77,662

14.29

JP Morgan Chase Bank U.S. Resident

(Norbax, Inc.)

316,633,950

31,663

5.83

Indonesia Communications Pte.

Ltd., Singapore

46,340,000

4,634

0.85

Commissioners:

Lee Theng Kiat

135,000

14

0.00

Roes Aryawijaya

135,000

14

0.00

Setyanto P. Santosa

135,000

14

0.00

Directors:

Wityasmoro Sih Handayanto

287,500

28

0.01

Wahyu Wijayadi

252,500

25

0.01

Raymond Tan Kim Meng

222,500

22

0.01

Joseph Chan Lam Seng

150,000

15

0.00

Wong Heang Tuck

150,000

15

0.00

Johnny Swandi Sjam

30,000

3

0.00

S. Wimbo S. Hardjito

2,500

-

-

Others (each holding below 5%)

2,121,584,550

212,159

39.04

Total

5,433,933,500

543,393

100.00

2007

A Share

Government of the Republic

of Indonesia

1

-

-

B Shares

Indonesia Communications

Limited, Mauritius

2,171,250,000

217,125

39.96

Government of the Republic

of Indonesia

776,624,999

77,662

14.29

JP Morgan Chase Bank U.S. Resident

(Norbax, Inc.) (Note 40)

316,633,950

31,663

5.83

Indonesia Communications Pte.

Ltd., Singapore

46,340,000

4,634

0.85

Commissioner:

Lee Theng Kiat

135,000

14

0.00

Directors:

Raymond Tan Kim Meng

222,500

22

0.01

Wahyu Wijayadi

152,500

15

0.00

Wong Heang Tuck

75,000

8

0.00

Johnny Swandi Sjam

30,000

3

0.00

Fadzri Sentosa

10,000

1

0.00

Others (each holding below 5%)

2,122,459,550

212,246

39.06

Total

5,433,933,500

543,393

100.00

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

18.

CAPITAL STOCK (continued)

The “A” share is a special share held by the Government of the Republic of Indonesia and has special voting rights. The material rights and restrictions which are applicable to the “B” shares are also applicable to the “A” share, except that the Government may not transfer the “A” share, and it has a veto right with respect to (i) amendment to the objective and purposes of the Company; (ii) increase of capital without pre-emptive rights; (iii) merger, consolidation and acquisition; (iv) amendment to the provisions regarding the rights of “A” share as stipulated in the Articles of Association; and (v) dissolution and liquidation of the Company. The “A” share also has the right to appoint one director and one commissioner of the Company.

Based on a letter dated March 2, 2004 from ICL to the Company regarding a notification of pledge of shares with respect to shares of the Company, ICL informed the Company that ICL pledged substantially all of its “B” Shares as collateral for a loan facility obtained by STT Communications Limited, the sole shareholder of ICL, from third parties.

On May 5, 2006, Indonesia Communications Pte. Ltd., Singapore (“ICLS”), a wholly-owned subsidiary of STT Communications Limited (“STTC”), informed the Indonesian Capital Market and Financial Institutions Supervisory Agency (Badan Pengawas Pasar Modal dan Lembaga Keuangan) (“Bapepam-LK”) that ICLS acquired 46,340,000 “B” shares of the Company from the market.

On February 27, 2007, the Company received a notification letter from Standard Chartered Bank, security agent, releasing the pledge of ICL's investment in the Company's equity shares in relation to the loan facility obtained by STTC.

On March 1, 2007, STTC sold its 25% ownership in Asia Mobile Holdings Pte. Ltd. (“AMH”) to Qatar Telecom (“Qtel”). As a result, STTC’s ownership in AMH decreased to 75%. AMH directly owned ICL and ICLS.

As of December 31, 2006 and 2007, ICL and ICLS owned an aggregate of 2,217,590,000 “B” shares, representing 40.81% ownership in the Company.

In connection with the exercise of ESOP Phase I and Phase II from August 1, 2004 and August 1, 2005, respectively, 256,433,500 “B” shares had been issued as of July 31, 2006 (Note 19) at a total premium of Rp873,512.

19.

STOCK OPTIONS

At the Company’s Annual Stockholders’ General Meeting held on June 26, 2003, the stockholders resolved to, among others, issue 258,875,000 Company “B” shares in reserve which were equal to 5% of the Company’s issued and fully paid capital with nominal value of Rp100 per share by implementing Bapepam-LK Regulation No. IX.D.4, “Capital Increases Without Pre-emptive Rights”, which would be allocated to the employees through an Employee Stock Option Program (“ESOP”). The exercise price for ESOP Phase I was 90% of the average closing price [i.e. Rp1,567.4 (in full amount)] of the Company’s shares within 25 consecutive exchange days in the regular market prior to the announcement for the above-mentioned Annual Stockholders’ General Meeting.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

19.

STOCK OPTIONS (continued)

The ESOP had been distributed in two phases:

a.

Phase I: 50% of the ESOP shares or 129,437,500 stock options had been distributed to the Company’s and its subsidiaries’ permanent employees and Boards of Directors and Commissioners from August 1, 2003 with one year vesting period. The exercise period for the options was one year commencing August 1, 2004.

b.

Phase II: 50% of the ESOP shares or 129,437,500 stock options had been distributed to the Company’s and its subsidiaries’ permanent employees and Boards of Directors and Commissioners from August 1, 2004 with one year vesting period. The exercise period for the options was one year commencing August 1, 2005.

At the Company’s Annual Stockholders’ General Meeting held on June 22, 2004, the stockholders resolved, among others, that the exercise price for ESOP Phase II was 90% of the average closing price [i.e. Rp3,702.6 (in full amount)] of the Company’s shares within 25 consecutive exchange days in the regular market prior to the announcement for the 2004 Annual Stockholders’ General Meeting.  It was also resolved that the undistributed ESOP shares from ESOP Phase I would be reallocated for distribution in ESOP Phase II.

The total fair values of stock options distributed under ESOP Phase I and Phase II were Rp55,932 and Rp155,681, respectively.

The fair values of stock options under ESOP Phase I and Phase II were computed by adopting the Black-Scholes option pricing model and applying the following assumptions:

Phase I

Phase II

Risk-free interest rate

10.00%

8.90%

Expected dividend yield

4.36%

3.50%

Expected volatility

36.50%

37.00%

Expected option period

2 years

2 years

Based on a decree dated January 28, 2005 of the Board of Directors, 7,847,000 forfeited shares under ESOP Phase I were added to the total shares to be distributed in ESOP Phase II resulting in the number of shares allocated in ESOP Phase II to become 137,284,500 shares. The vesting period for the additional shares granted in ESOP Phase II was the same as that for the original ESOP Phase II, which was up to July 31, 2005.

The Company recognized proportionate seven months’ compensation expense in 2005 relating to ESOP Phase II in the amount of Rp90,739 as part of Operating Expenses - Personnel (Note 22).

The numbers of forfeited shares at the end of the vesting period of ESOP Phase I and ESOP Phase II were 162,500 shares (equivalent to Rp75) and 2,279,000 shares (equivalent to Rp2,584), respectively.

At the end of each exercise period, the numbers of stock options under ESOP Phase I and Phase II exercised by the employees were 121,428,000 and 135,005,500 shares, respectively (Note 18).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

20.

OPERATING REVENUES

This account consists of the following:

2005

2006

2007

Cellular

Usage charges

4,794,098

5,317,871

6,542,933

Features

2,815,242

3,022,735

4,185,286

Interconnection revenues (Note 33)

746,755

697,265

1,847,486

Connection fee

191,264

103,506

79,115

Monthly subscription charges

21,048

9,924

20,372

Others

76,544

76,236

77,304

Sub-total

8,644,951

9,227,537

12,752,496

MIDI

Internet

390,241

422,037

570,041

IP VPN

45,603

244,328

396,644

World link and direct link

331,976

302,091

370,804

Frame net

389,426

387,276

305,125

Leased line

137,446

146,492

163,043

Digital data network

140,407

151,454

100,266

Application services

60,878

72,865

98,626

Satellite lease

150,130

124,473

95,682

TV link

21,338

14,765

6,947

Others

26,588

36,808

61,406

Sub-total

1,694,033

1,902,589

2,168,584

Fixed Telecommunication

International Calls

Incoming calls

643,861

541,744

964,865

Outgoing calls

441,256

315,995

265,323

Fixed Wireless

86,236

149,906

218,702

Fixed Line

74,405

98,886

117,384

Others

5,049

2,750

1,141

Sub-total

1,250,807

1,109,281

1,567,415

Total

11,589,791

12,239,407

16,488,495

Operating revenues from related parties amounted to Rp1,232,728, Rp954,027 and Rp2,082,642 for the three years ended December 31, 2005, 2006 and 2007, respectively. These amounts represent 10.64%, 7.79% and 12.63% of total operating revenues in 2005, 2006 and 2007, respectively (Note 26).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

21.

OPERATING EXPENSES - COST OF SERVICES

This account consists of the following:

2005

2006

2007

Interconnection (Note 33)

218,152

184,261

1,518,127

Maintenance

614,595

585,158

765,638

Radio frequency fee

331,449

461,468

759,747

Leased circuits

248,418

280,077

331,830

Cost of SIM cards and pulse reload vouchers

346,900

330,387

323,349

Utilities

148,113

204,580

289,079

Rent

231,628

213,300

261,855

Concession fee

111,627

115,305

145,917

USO (Note 32)

82,172

86,779

109,377

Delivery and transportation

44,793

54,591

74,517

Billing and collection

66,298

50,359

51,529

Installation

5,470

21,264

35,213

License

21,523

15,290

20,335

Communications

16,170

14,698

5,681

Insurance

13,799

3,684

3,836

Others

125,838

82,972

83,853

Total

2,626,945

2,704,173

4,779,883

Interconnection relates to the expenses for the interconnection between the Company’s telecommunications networks and those owned by Telkom or other telecommunications carriers
(Note 2n).

The operating revenues from interconnection services are presented on a gross basis, except for those which are under contractual sharing arrangements (Note 2n). In 2007, the Company entered into several memoranda of understanding to amend the existing revenue-sharing arrangements and to reflect the new cost-based interconnection scheme based on Regulation No. 08/PER/M.KOMINFO/02/2006 of the Ministry of Communications and Information Technology (Note 33).

The effect of these new sharing arrangements on the Company’s 2007 consolidated financial statements is to increase the operating revenues and operating expenses by Rp1,381,383 each.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

22.

OPERATING EXPENSES - PERSONNEL

This account consists of:

2005

2006

2007

Salaries

262,799

328,781

348,282

Bonuses

167,755

166,610

301,587

Incentives and other employee benefits

276,449

257,003

275,282

Employee income tax

178,787

205,702

230,379

Outsourcing

128,971

116,316

135,683

Post-retirement healthcare benefits (Note 25)

81,146

86,152

106,109

Medical expense

45,978

52,566

61,616

Early retirement*

-

69,630

58,104

Pension (Note 25)

(3,018

)

30,174

47,266

Separation, appreciation and compensation expense

under Labor Law No. 13/2003 (Note 25)

18,770

20,233

23,594

ESOP compensation expense (Note 19)

90,739

-

-

Others

16,277

17,301

6,884

Total

1,264,653

1,350,468

1,594,786

*

On June 27, 2006, the Company’s Directors issued Decree No. 051/DIREKSI/2006, “Additional Benefits for Voluntarily Resigned Employees”. Under this decree, employees qualified for early retirement and who voluntarily resigned after the approval from the Board of Directors were given benefits of additional remuneration, traveling and training package.  As of December 31, 2006 and 2007, there were 169 and 108 employees, respectively, who took the option.

The personnel expenses capitalized to properties under construction and installation in 2005, 2006 and 2007 amounted to Rp42,947, Rp39,794 and Rp51,979, respectively.

23.

OPERATING EXPENSES - ADMINISTRATION AND GENERAL

This account consists of:

2005

2006

2007

Rent

90,489

127,525

125,271

Provision for doubtful accounts

161,208

110,224

115,030

Professional fees

32,816

85,153

96,322

Travel

69,225

76,875

88,789

Utilities

36,932

49,601

54,701

Training, education and research

39,124

28,879

33,273

Insurance

35,385

35,552

27,193

Catering

29,850

31,683

26,726

Others (each below Rp20,000)

110,993

118,429

138,819

Total

606,022

663,921

706,124

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

24.

OTHER EXPENSES - FINANCING COST

This account consists of:

2005

2006

2007

Interest on loans

1,240,802

1,204,642

1,396,142

Amortization of debt and bonds issuance

costs and discount (Notes 15 and 16)

21,201

27,619

27,961

Bank charges

2,761

3,157

4,501

Solicitation fee (Note 16)

-

13,481

-

Total

1,264,764

1,248,899

1,428,604

25.

PENSION PLAN

The Company, Satelindo and Lintasarta have defined benefit and defined contribution pension plans covering substantially all of their qualified permanent employees.

Defined Benefit Pension Plan

The Company, Satelindo and Lintasarta provide defined benefit pension plans to their respective employees under which pension benefits to be paid upon retirement are based on the employees’ most recent basic salary and number of years of service. PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, manages the plans. Pension contributions are determined by periodic actuarial calculations performed by Jiwasraya.

Based on an amendment dated December 22, 2000 of the Company’s pension plan, which was further amended on March 29, 2001, the benefits and premium payment pattern were changed.
Before the amendment, the premium was regularly paid annually until the plan would be fully funded and the benefits consisted of retirement benefit (regular monthly or lump-sum pension) and death insurance. In conjunction with the amendment, the plan would be fully funded after making installment payments up to January 2002 of the required amount to fully fund the plan determined as of  September 1, 2000. The amendment also includes an additional benefit in the form of thirteenth-month retirement benefit, which is payable annually 14 days before Idul Fitri (“Moslem Holiday”).

The amendment covers employees registered as participants of the pension plan as of
September 1, 2000 and includes an increase in basic salary pension by 9% compounded annually starting from September 1, 2001. The amendment also stipulates that there will be no increase in the premium even in cases of mass employee terminations or changes in marital status.

The total premium installments based on the amendment amounted to Rp355,000, which was paid on due dates.

On March 1, 2007, the Company entered into an agreement with Jiwasraya to provide defined death insurance plan to 1,276 employees as of January 1, 2007, who are not covered by the defined benefit pension plan as stated above. Based on the agreement, a participating employee will receive:

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

25.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

•

Expiration benefit equivalent to the cash value at the normal retirement age, or

•

Death benefit not due to accident equivalent to 100% of insurance money plus cash value when the employee dies not due to accident, or

•

Death benefit due to accident equivalent to 200% of insurance money plus cash value when the employee dies due to accident.

The premium of Rp7,600 was fully paid on March 29, 2007. Subsequently, in August 2007, the Company made payment for additional premium of Rp275 for additional 55 employees.

On June 25, 2003, Satelindo entered into an agreement with Jiwasraya to amend the benefits and premium payment pattern of the former’s pension plan. The amendment covers employees registered as participants of the pension plan as of December 25, 2002 up to June 25, 2003. Other new conditions include the following:

•

An increase in pension basic salary at 6% compounded annually starting from December 25, 2002

•

Thirteenth-month retirement benefit, which is payable annually 14 days before Idul Fitri

•

An increase in periodic payment of retirement benefit at 6% compounded annually starting one year after receiving periodic retirement benefit for the first time

•

If the average annual interest rate of time deposits of government banks exceeds 15%, the participants’ retirement benefit will be increased by a certain percentage in accordance with the formula agreed by both parties.

On April 15, 2005, Lintasarta entered into an agreement with Jiwasraya to replace their existing agreement. Based on the new agreement, the benefits and premium payment pattern were changed. This agreement is effective starting January 1, 2005. The total premium installments based on the agreement amount to Rp61,623 which is payable in 10 annual installments starting 2005 until 2015.

The new agreement covers employees registered as participants of the pension plan as of April 1, 2003. The conditions under the new agreement include the following:

•

An increase in basic salary pension by 3% (previously was estimated at 8%) compounded annually starting April 1, 2003

•

An increase in periodic payment of retirement benefit at 5% compounded annually starting one year after receiving periodic retirement benefit for the first time

•

If the average annual interest rate of time deposits of government banks exceeds 15%, the participants’ retirement benefit will be increased by a certain percentage in accordance with the formula agreed by both parties.

On May 2, 2005, Lintasarta entered into an agreement with Jiwasraya to amend the above agreement. The amendment covers employees registered as participants of the pension plan as of April 1, 2003 up to November 30, 2004 with additional 10 annual premium installments totalling Rp1,653 which are payable starting 2005 until 2015.

The total contributions of the Company and Lintasarta to Jiwasraya amounted to Rp73,263, Rp9,999 and Rp17,843 for the years ended December 31, 2005, 2006 and 2007, respectively.

The net periodic pension cost for the pension plans for the years ended December 31, 2005, 2006 and 2007 was calculated based on the actuarial valuations as of December 31, 2005, 2006 and 2007, respectively. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

25.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

2005

2006

2007

Annual discount rate

13.0%

10.5%

10.0%

Expected annual rate of return on plan assets

10.0%

10.0%

4.5 - 9.0%

Annual rate of increase in compensation

3.0 - 9.0%

3.0 - 9.0%

3.0 - 9.0%

Mortality rate

CSO 1980

CSO 1980

TMI 1999

a.

The composition of the net periodic pension cost (income) for the years ended December 31, 2005, 2006 and 2007 is as follows:

2005

2006

2007

Interest cost

54,533

63,649

63,417

Service cost

26,354

37,660

38,801

Net amortization

740

-

5,577

Immediate recognition of past service cost -

vested benefit

-

-

4,078

Return on plan assets

(69,957

)

(71,135

)

(64,607)

Curtailment gain

(14,688

)

-

-

Net periodic pension cost (income) (Note 22)

(3,018

)

30,174

47,266

b.

The funded status of the plans as of December 31, 2006 and 2007 is as follows:

2006

2007

Plan assets at fair value

727,656

730,787

Projected benefit obligation

(644,903

)

(672,145)

Excess of plan assets over projected benefit obligation

82,753

58,642

Unrecognized actuarial loss

150,821

142,349

Net prepaid pension cost

233,574

200,991

c.

Movements in the prepaid pension cost during the years ended December 31, 2006 and 2007 are as follows:

        2006

       2007

Beginning balance

Company

255,899

225,296

Lintasarta

2,573

8,278

Net periodic pension cost

Company

(26,842

)

(43,394)

Lintasarta

(3,332

)

(3,872)

Refund from Jiwasraya

Company

(3,761

)

(1,976

)

Lintasarta

(962

)

(1,184

)

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

25.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

        2006

       2007

Contribution to Jiwasraya

Company

-

7,875

Lintasarta

9,999

9,968

Ending balance

Company

225,296

187,801

Lintasarta

8,278

13,190

d.

Prepaid pension cost consists of:

2006

2007

Prepaid pension:

Current portion (presented as part of “Prepaid Expenses”)

Company

3,172

2,128

Lintasarta

118

503

3,290

2,631

Long-term portion

Company

222,124

185,673

Lintasarta

8,160

12,687

230,284

198,360

233,574

200,991

Plan assets as of December 31, 2006 and 2007 principally consisted of time deposits, debt securities, long-term investment in shares of stock and property.

Defined Contribution Pension Plan

In May 2001 and January 2003, the Company and Satelindo assisted their employees in establishing their respective employees’ defined contribution pension plans, in addition to the defined benefit pension plan as mentioned above. Starting June 2004, the Company also assisted ex-IM3’s employees in establishing their defined contribution pension plan. Under the defined contribution pension plan, the employees contribute 10% - 20% of their basic salaries, while the Company does not contribute to the plans. Total contributions of the employees for the years ended December 31, 2005, 2006 and 2007 amounted to Rp17,233, Rp16,686 and Rp15,842, respectively. The plan assets are being administered and managed by seven financial institutions appointed by the Company and Satelindo, based on the choice of the employees.

Labor Law No. 13/2003

The Company, Lintasarta and IMM also accrue benefits under Labor Law No. 13/2003 (“Labor Law”) dated March 25, 2003. Their employees will receive the benefits under this law or defined benefit pension plan, whichever amount is higher.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

25.

PENSION PLAN (continued)

Labor Law No. 13/2003 (continued)

The net periodic pension cost under the Labor Law for the years ended December 31, 2005, 2006 and 2007 was calculated based on the actuarial valuations as of December 31, 2005, 2006 and 2007, respectively. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

2005

2006

2007

Annual discount rate

13.0%

10.5%

10.0%

Annual rate of increase in compensation

3.0 - 11.0%

10.0%

10.0%

a.

The composition of the periodic pension cost under the Labor Law for the years ended December 31, 2005, 2006 and 2007 is as follows:

2005

2006

2007

Service cost

11,600

11,709

13,201

Interest cost

7,117

7,230

9,160

Net amortization

53

1,294

662

Immediate recognition of past service cost -

vested benefit

-

-

571

Periodic pension cost (Note 22)

18,770

20,233

23,594

b.

The composition of the accrued pension cost under the Labor Law as of December 31, 2006 and 2007 is as follows:

2006

2007

Projected benefit obligation

88,219

104,527

Unrecognized actuarial loss

(18,819

)

(16,191

)

Accrued pension cost

69,400

88,336

c.

Movements in the accrued pension cost under the Labor Law during the years ended December 31, 2006 and 2007 are as follows:

2006

2007

Beginning balance

Company

51,586

62,972

Lintasarta

3,887

5,450

IMM

482

978

Pension cost

Company

18,102

20,290

Lintasarta

1,563

1,563

IMM

568

1,741

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

25.

PENSION PLAN (continued)

Labor Law No. 13/2003 (continued)

2006

2007

Benefit payment

Company

(6,716

)

(4,658

)

IMM

(72

)

-

Ending balance

Company

62,972

78,604

Lintasarta

5,450

7,013

IMM

978

2,719

As of December 31, 2006 and 2007, the current portion of pension cost under the Labor Law included in accrued expenses (Note 14) amounted to Rp1,689 and Rp1,828, respectively, and the non-current portion included in other non-current liabilities (Note 17) amounted to Rp67,711 and Rp86,508, respectively.

Post-retirement Healthcare

The Company provides post-retirement healthcare benefits to its employees who leave the Company after the employees fulfill the early retirement requirement. The spouse and children who have been registered in the Administration of the Company are also eligible to receive benefits.  If the employees die, the spouse and children are still eligible for the post-retirement healthcare until the spouse dies or remarries and the children reach the age of 25 or get married.

The utilization of post-retirement healthcare is limited to an annual maximum ceiling that refers to monthly pension from Jiwasraya as follows:

•

16 times the Jiwasraya monthly pension for a pensioner who receives monthly pension from Jiwasraya.

•

16 times the equality monthly pension for a pensioner who became permanent employee after September 1, 2000.

•

16 times the last monthly pension for a pensioner who retired after July 1, 2003 and does not receive Jiwasraya monthly pension.

The net periodic post-retirement healthcare cost for the years ended December 31, 2005, 2006 and 2007 was calculated based on the actuarial valuations as of December 31, 2005, 2006 and 2007, respectively. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

2005

2006

2007

Annual discount rate

13.0%

10.5%

10.0%

Ultimate cost trend rate

8.0%

8.0%

6.0%

Next year trend rate

18.0%

16.0%

18.0%

Period to reach ultimate cost trend rate

5 years

4 years

6 years

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

25.

PENSION PLAN (continued)

Post-retirement Healthcare (continued)

a.

The composition of the periodic post-retirement healthcare cost for the years ended December 31, 2005, 2006 and 2007 is as follows:

2005

2006

2007

Interest cost

39,245

41,413

54,944

Service cost

18,550

28,043

32,627

Net amortization

23,351

15,529

18,538

Additional benefits due to early retirement

-

1,167

-

Periodic post-retirement

healthcare cost (Note 22)

81,146

86,152

106,109

b.

The composition of the accrued post-retirement healthcare cost as of December 31, 2006 and 2007 is as follows:

2006

2007

Projected benefit obligation

526,231

767,828

Unrecognized actuarial loss

(253,273

)

(396,022

)

Accrued post-retirement healthcare cost

272,958

371,806

c.

Movements in the accrued post-retirement healthcare cost during the years ended December 31, 2006 and 2007 are as follows:

2006

2007

Beginning balance

190,686

272,958

Net periodic post-retirement healthcare cost

86,152

106,109

Benefit payment

(3,880

)

(7,261)

Ending balance

272,958

371,806

d.

The effect of 1% increase in assumed post-retirement healthcare cost trend rate would result in aggregate service and interest costs and accumulated post-retirement healthcare benefit obligation as of December 31, 2005, 2006 and 2007 and for the years then ended as follows:

2005

2006

2007

Service and interest costs

79,730

96,680

137,426

Accumulated post-retirement healthcare

benefit obligation

493,762

579,973

943,774

As of December 31, 2006 and 2007, the current portion of post-retirement healthcare cost included in accrued expenses (Note 14) amounted to Rp6,209 and Rp9,661, respectively, and the non-current portion included in other non-current liabilities (Note 17) amounted to Rp266,749 and Rp362,145, respectively.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

26.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES

The details of the accounts and the significant transactions entered into with related parties (affiliates, unless otherwise indicated) are as follows:

Amount

  Percentage to Total Assets/Liabilities (%)

2006

2007

2006

2007

Cash and cash equivalents (Note 4)

State-owned banks

915,450

3,919,899

2.67

8.65

Private banks

198,820

1,034,499

0.59

2.29

Total

1,114,270

4,954,398

3.26

10.94

Accounts receivable - trade (Note 5)

StarHub Pte. Ltd. (“StarHub”), Singapore

46,354

53,452

0.13

0.12

PT Televisi Republik Indonesia

(Persero) (“TVRI”)

43,359

43,745

0.130.10

Telkom

136,962

38,208

0.40

0.08

State-owned banks

15,821

32,253

0.04

0.07

PSN

3,839

11,618

0.01

0.03

PT Pos Indonesia (Persero)

9,187

9,329

0.03

0.02

PT Citra Sari Makmur (“CSM”)

5,914

4,875

0.020.01

PT Telekomunikasi Selular (“Telkomsel”)

1,494

4,110

0.00

0.01

Lembaga Kantor Berita Negara

(“LKBN”) Antara

2,045

1,049

0.01

0.00

Singapore Telecommunications Ltd.

(“SingTel”), Singapore

27,757

945

0.08

0.00

Others

23,273

22,103

0.07

0.05

Total

316,005

221,687

0.92

0.49

Less allowance for doubtful accounts

141,263

88,342

0.41

0.20

Net

174,742

133,345

0.51

0.29

Prepaid expenses

MOCIT

150,676

397,946

0.44

0.87

Kopindosat

2,376

2,810

0.000.01

Jiwasraya

3,290

2,631

0.01

0.01

Others

2,702

3,494

0.01

0.01

Total

159,044

406,881

0.46

0.90

Other current assets

State-owned banks

15,049

16,667

0.04

0.04

Others

6

7

0.00

0.00

Total

15,055

16,674

0.04

0.04

Due from related parties

Directorate General of Customs and

Excise

-

24,668

-

0.06

Telkomsel

5,881

22,401

0.020.05

Kopindosat

6,197

5,949

0.02

0.01

Key management personnel

11,032

2,084

0.030.00

State-owned banks

1,213

1,480

0.00

0.00

Others

1,808

2,130

0.01

0.01

Total

26,131

58,712

0.08

0.13

Less allowance for doubtful accounts

2,795

2,257

0.01

0.01

Net

23,336

56,455

0.07

0.12

Long-term prepaid pension

Jiwasraya

230,284

198,360

0.67

0.44

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

26.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Amount

  Percentage to Total Assets/Liabilities (%)

2006

2007

2006

2007

Long-term advances

Nexwave

-

3,557

-

0.01

PT Industri Telekomunikasi

Indonesia (Persero)

-

3,472

-

0.01

Kopindosat

2,800

2,464

0.01

0.00

PT SCS Astra Graphia Technologies

1,106

68

0.00

0.00

Total

3,906

9,561

0.01

0.02

Non-current assets - others

State-owned banks

32,649

36,654

0.10

0.08

Telkom

21,681

22,370

0.06

0.05

Kopindosat

7,430

10,669

0.02

0.03

Others

2,853

5,231

0.01

0.01

Total

64,613

74,924

0.19

0.17

Accounts payable - trade

Telkomsel

27,280

13,213

0.14

0.05

Optus

1,492

2,226

0.01

0.01

Telkom

3,169

1,646

0.02

0.00

Kopindosat

-

557

-

0.00

Others

2,198

22,846

0.01

0.08

Total

34,139

40,488

0.18

0.14

Procurement payable

 (Note 12)

PT Industri Telekomunikasi

Indonesia (Persero)

33,667

92,931

0.18

0.33

Kopindosat

33,458

37,441

0.18

0.13

NexWave

-

16,638

-

0.06

PT Personel Alih Daya

-

14,652

-

0.05

PT SCS Astra Graphia Technologies

3,062

6,496

0.01

0.02

Total

70,187

168,158

0.37

0.59

Accrued expenses

MOCIT

230,148

376,677

1.22

1.32

Key management personnel

8,861

26,046

0.05

0.09

Kopindosat

2,037

21,991

0.01

0.08

Ministry of Finance

20,633

6,170

0.11

0.02

Total

261,679

430,884

1.39

1.51

Other current liabilities

Directorate General of Customs and

Excise

-

24,184

-

0.08

Telkomsel

1,664

2,560

0.01

0.01

Starhub

135

177

0.00

0.00

Total

1,799

26,921

0.01

0.09

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

26.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Amount

  Percentage to Total Assets/Liabilities (%)

2006

2007

2006

2007

Due to related parties

Telkom

600

45,487

0.00

0.16

Indonesia Comnet Plus (“Comnet”)

6,649

5,373

0.04

0.02

TVRI

4,973

2,262

0.03

0.01

State-owned banks

1,875

1,875

0.01

0.01

Kopindosat

1,490

1,509

0.01

0.00

PT Pos Indonesia (Persero)

11,937

48

0.06

0.00

Others

1,916

8,296

0.01

0.03

Total

29,440

64,850

0.16

0.23

Loans payable

State-owned banks

635,649

1,994,909

3.38

7.01

Other non-current liabilities

Telkomsel

13,109

11,445

0.07

0.04

StarHub

-

855

-

0.00

Others

990

-

0.00

-

Total

14,099

12,300

0.07

0.04

   Percentage to Respective Income

Amount

or Expenses (%)

2005

2006

2007

2005

20062007

Operating revenues

Telkom

806,211

545,060

1,172,722

6.96

4.45

7.11

Telkomsel

59,121

(13,539

)

393,831

0.51

(0.11)2.39

State-owned banks

184,291

131,397

201,144

1.591.07

1.22

Private banks

924

1,118

52,014

0.01

0.01

0.32

StarHub

37,860

66,213

49,133

0.330.540.30

SingTel

29,162

66,564

46,255

0.25

0.54

0.28

CSM

11,192

11,058

7,948

0.100.09

0.05

PSN

3,949

5,490

7,166

0.03

0.05

0.04

MOCIT

486

5,383

6,915

0.00

0.05

0.04

PT Angkasa Pura

(Persero)

6,334

4,652

5,535

0.06

0.040.03

LKBN Antara

21,324

7,628

3,568

0.18

0.06

0.02

PT Garuda Indonesia

(Persero)

3,255

470

485

0.03

0.00

0.00

Others

68,619

122,533

135,926

0.59

1.00

0.83

Total

1,232,728

954,027

2,082,642

10.64

7.79

12.63

Operating expenses

Cost of services

MOCIT

525,248

663,552

1,015,041

6.62

7.50

8.48

Telkom

           390,136

 343,854

973,793

4.91

      3.89

8.14

Telkomsel

-

-

474,337

-

-

3.96

Comnet

32,523

34,146

34,254

0.410.39

0.29

SingTel

21,479

14,563

23,563

0.27

0.16

0.20

PT Personel Alih Daya

-

-

17,090

-

-

0.14

StarHub

6,796

1,835

10,355

0.090.020.09

Kopindosat

14,788

6,838

5,432

0.190.08

0.04

PT Industri

Telekomunikasi

Indonesia

(Persero)

3,096

5,001

1,571

0.04

0.06

0.01

Others

2,632

3,478

8,331

0.030.04

0.07

Total

996,698

1,073,267

2,563,767

12.56

12.1421.42

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

26.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

   Percentage to Respective Income

Amount

or Expenses (%)

2005

2006

2007

2005

20062007

Personnel

Kopindosat

113,112

39,726

135,911

1.43

0.45 1.14

Key management

personnel

108,190

108,589

127,350

1.36

1.23

1.06

Jiwasraya

(3,018

)

30,174

47,266

(0.04

)

0.34

0.39

Total

218,284

178,489

310,527

2.752.02

2.59

Administration and

general

PT Perusahaan Listrik

Negara (“PLN”)

20,249

41,203

41,747

0.260.470.35

Kopindosat

49,478

48,560

39,863

0.620.55

0.33

Usaha Gedung Bank

Dagang Negara

(“UGBDN”)

4,066

5,628

4,976

0.050.06

0.04

Others

30,005

968

7,763

0.38

0.01

0.07

Total

103,798

96,359

94,349

1.311.09

0.79

Other income (expenses)

Interest income

State-owned banks

105,955

107,022

103,294

8.16

7.78

6.49

Others

37,217

21,224

34,916

2.86

1.54

2.20

143,172

128,246

138,210

11.02

9.32

8.69

Financing cost

State-owned banks

(72,579

)

(60,181

)

(66,482

)

(5.59

)

(4.38

)

(4.18

)

Others

(4,116

)

(6,231

)

(7,010

)

(0.31

)

(0.45

)

(0.44

)

(76,695

)

(66,412

)

(73,492

)

(5.90

)

(4.83

)

(4.62

)

Net

66,477

61,834

64,718

5.12

4.49

4.07

The relationship and nature of account balances/transactions with other related parties are as follows:

Nature of Account

No.

Related Parties

Relationship

Balances/Transactions

1.

State-owned banks

Affiliate

Cash and cash equivalents,

loans payable and operating

revenues - MIDI

2.

Private banks

Affiliate

Cash and cash equivalents,

loans payable and operating

revenues - MIDI

3.

StarHub

Affiliate

Operating revenues -

international calls

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

26.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Nature of Account

No.

Related Parties

Relationship

Balances/Transactions

4.

TVRI

Affiliate

Operating revenues - MIDI

5.

Telkom (Notes 30l and 33)

Affiliate

Operating revenues - cellular,

fixed telecommunication and

MIDI, compensation to other

telecommunications carriers

and service providers

6.

PT Pos Indonesia (Persero)

Affiliate

Operating revenues - MIDI

7.

PSN

Affiliate

Operating revenues - MIDI

8.

CSM

Affiliate

Operating revenues - MIDI

9.

Telkomsel (Note 33)

Affiliate

Operating revenues - cellular and

fixed telecommunication

10.

LKBN Antara

Affiliate

Operating revenues - MIDI

11.

SingTel

Affiliate

Operating revenues - fixed

telecommunication

12.

MOCIT

Government agency

Operating revenues - MIDI,

cost of services - concession

fee, radio frequency fee and

USO

13.

Kopindosat

Affiliate

Personnel expenses,

administration and general

expenses

14.

Jiwasraya

Affiliate

Long-term prepaid pension

15.

Directorate General of Customs

and Excise

Government agency

Other current liabilities

16.

Key management personnel

Affiliate

Personnel expenses, and prepaid/

unamortized portions of

housing and transformation

advances, and transformation

incentives

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

26.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Nature of Account

No.

Related Parties

Relationship

Balances/Transactions

17.

NexWave

Affiliate

Procurement payable

18.

PT Industri Telekomunikasi

Indonesia (Persero)

Affiliate

Procurement payable

19.

Optus

Affiliate

Operating revenues - fixed

telecommunication

20.

PT Personel Alih Daya

Affiliate

Personnel expenses and

cost of services -

maintenance

21.

PT SCS Astra Graphia

Technologies

Affiliate

Procurement payable

22.

Ministry of Finance

Government agency

Accrued expenses

23.

Comnet

Affiliate

Cost of services - leased circuits -

rent of transmission channel

24.

PT Angkasa Pura (Persero)

Affiliate

Operating revenues - MIDI

25.

PT Garuda Indonesia (Persero)

Affiliate

Operating revenues - MIDI

26.

PLN

Affiliate

Cost of services - utilities expense

27.

UGBDN

Affiliate

Cost of services - rent expense

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

27.

EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

2005

2006

2007

Numerator for basic earnings per

share - net income

1,623,481

1,410,093

2,042,043

Dilutive effect of convertible bonds (Note 16)

                  -

(11,262

)

-

Numerator for diluted earnings per share

1,623,481

1,398,831

2,042,043

Denominator - weighted-average number

of shares outstanding during the year

(including effect of exercise of ESOP)

5,253,249,519

5,404,654,859

5,433,933,500

Basic earnings per share

309.04

260.90

375.79

Diluted earnings per share

309.04

258.82

375.79

Basic earnings per ADS (50 B shares

per ADS)

15,452.16

13,045.17

18,789.73

Diluted earnings per ADS

15,452.16

12,940.98

18,789.73

28.

DISTRIBUTION OF INCOME AND APPROPRIATION OF RETAINED EARNINGS

At the Company’s Annual Stockholders’ General Meetings (“ASGM”), the stockholders approved, among others, the appropriation of annual net income for reserve fund and cash dividend distribution, and the utilization of the remaining amount for reinvestment and working capital.

ASGM Date	Reserve Fund (Rp)	Dividend per Share (Rp)	Dividend Payment Date
2004 Net Income
June 8, 2005	16,332	154.23	July 15, 2005

2005 Net Income
June 24, 2006	16,235	149.32	August 8, 2006

2006 Net Income
June 5, 2007	14,101	129.75	July 13, 2007

Dividend for the Government was paid in accordance with the prevailing laws and regulations in Indonesia.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

29.

DERIVATIVES

During 2006 and 2007, the Company entered into several swap and currency forward contracts. Listed below is information related to the contracts and their fair values as of December 31, 2006 and 2007:

                  Fair Value (Rp)

Notional

             2006

2007

Amount

(US$)

Receivable

Payable

ReceivablePayable

Cross Currency Swap Contracts:

a.

Standard Chartered Bank, Jakarta

Branch (“StandChart”)

25,000

-

10,938

8,973

-

b.

Goldman Sachs Capital Market, L.P.,

New York (“GSCM”) (3)

100,000

-

-

--

c.

JPMorgan Chase Bank, Singapore

Branch (“JPMorgan”) (4)

25,000

-

-

--

d.

GSI

100,000

-

31,202

66,489

-

e.

GSI

25,000

-

34,511

-20,678

f.

GSI

75,000

16,550

-

21,255

-

g.

Merrill Lynch Capital Market Bank

Limited (“MLCMB”)

25,000

-

10,705

-952

h.

MLCMB

25,000

-

45,650

-28,634

i.

StandChart

25,000

-

34,215

-5,758

j.

MLCMB

25,000

-

22,151

-8,288

k.

StandChart

25,000

-

18,022

6,853

-

l.

StandChart

25,000

-

7,584

17,126

-

m.

HSBC

25,000

-

7,286

6,666

-

Sub-total

16,550

222,264

127,36264,310

Currency Forward Contracts:

n.

GSCM(8)

10,000

-

-

--

o.

StandChart

2,000

-

-

98

-

p.

JPMorgan

3,000 or 6,000

-

-

257

-

q.

StandChart (11)

1,500 or 3,000

-

-

--

r.

JPMorgan (9)

  3,000 or 6,000

-

-

--

s.

StandChart (11)

1,500 or 3,000

-

-

--

t.

GSCM

(10)

10,000

-

-

--

Sub-total

-

-

355

-

Interest Rate Swap Contracts:

u.

Barclays Capital, London

(“Barclays”) (1)

50,000

-

-

--

v.

HSBC (2)

25,000

-

-

--

w.

ABN-Amro Bank N.V., London Branch

(“ABN”) (5)

50,000

-

-

--

x.

GSCM

(6)

25,000

-

-

--

y.

GSCM

(7)

25,000

-

2,029

--

Sub-total

-

2,029

--

Total

16,550

224,293

127,717

64,310

(1)

contract entered into in February 2004 and terminated in April 2005

(2)

contract entered into in May 2004 and terminated in May 2005

(3)

contract entered into in August 2004 and terminated in May 2005

(4)

contract entered into in November 2004 and terminated in October 2005

(5)

contract entered into in January 2005 and terminated in May 2005

(6)

contract entered into in March 2006 and terminated in October 2006

(7)

contract entered into in July 2006 and terminated in June 2007

(8)

contract entered into in January 2007 and terminated in June 2007

(9)

contract entered into in May 2007 and terminated in August 2007

(10)

contract entered into in May 2007 and terminated in July 2007

(11)

contract entered into in May 2007 and settled in December 2007

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

29.

DERIVATIVES (continued)

The net changes in fair value of the swap and currency forward contracts and embedded derivative (Note 15b), swap cost or income and termination cost or income amounting to (Rp44,209), (Rp438,774) and Rp68,023 in 2005, 2006 and 2007, respectively, were charged or credited to  “Gain (Loss) on Changes in Fair Value of Derivatives - Net”, which is presented under Other Income (Expenses) in  the  consolidated  statements  of income.

The following are the details of the contracts:

Cross Currency Swap Contracts

No.	Counter-parties	Contract Period	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid (Rp)
					2005	2006	2007
a.	StandChart Branch (“StandChart”)	April 23, 2004 - November 5, 2008	6-month U.S. dollar LIBOR plus 2.60%	Every May 5 and November 5	13,865	16,911	18,335
b.	GSCM (i)	August 9, 2004 - November 5, 2010	6-month U.S. dollar LIBOR plus 2.62%	Every May 5 and November 5	29,142	-	-
c.	JPMorgan (ii)	November 5, 2004 - November 5, 2010	5% of Rp225,000	Every May 5 and November 5	5,687	-	-
d.	GSI	May 13, 2005 -November 5, 2010	(i) Fixed rate of 6.96% per annum for US$50,000 and (ii) 6-month U.S. dollar LIBOR plus 2.62% per annum for US$50,000, netted with (i) 6-month U.S. dollar LIBOR per annum multiplied by US$11,750 during the period May 13, 2005 through May 13, 2008 and (ii) the amount of US$11,750 on May 13, 2008	Every May 5 and November 5	34,979	61,885	61,572
e.	GSI	May 13, 2005 - November 5, 2010	4.30% of US$25,000	Every May 5 and November 5	5,642	9,689	9,866
f.	GSI	August 22, 2005 - June 22, 2012	3.28% of US$75,000	Every June 22 and December 22	12,180	22,995	22,873
g.	MLCMB	September 20, 2005 - June 22, 2012	2.99% of US$25,000	Every June 22 and December 22	3,640	6,892	6,793
h.	MLCMB	November 16, 2005 - June 22, 2012	5.50% of US$25,000	Every June 22 and December 22	1,265	12,677	12,495
i.	StandChart	January 11, 2006 - June 22, 2012	4.78% of US$25,000	Every June 22 and December 22	-	10,817	11,111
j.	MLCMB	March 1, 2006 - June 22, 2012	4.15% of US$25,000	Every June 22 and December 22	-	9,375	9,613
k.	StandChart	March 15, 2006 - June 22, 2012	3.75% of US$25,000	Every June 22 and December 22	-	6,685	8,717
l.	StandChart	May 12, 2006 - June 22, 2012	3.45% of US$25,000	Every June 22 and December 22	-	4,897	8,019
m.	HSBC	August 8, 2006 - November 5, 2010	4.00% of US$25,000	Every May 5 and November 5	-	2,278	9,214

(i)

On May 13, 2005, the Company early terminated this cross currency swap contract with GSCM. Based on the termination confirmation, the Company was required to make termination payment in the amount of US$11,750 (equivalent to Rp111,508). The payment was made on May 16, 2005.

(ii)

On October 28, 2005, the Company early terminated this cross currency swap contract with JPMorgan. Based on the termination confirmation, the Company was required to make termination payment in the amount of US$380 (equivalent to Rp3,792), which was made on November 1, 2005.

All cross currency swap contracts with GSI (contract Nos. d, e and f) are structured to include credit-linkage with the Company as the reference entity and with the Company’s (i) bankruptcy, (ii) failure to pay on certain debt obligations or (iii) restructuring of certain debt obligations as the relevant credit events. Upon the occurrence of any of these credit events, the Company’s obligations and those of GSI under these swap contracts will be terminated without any further payments or settlements being made by or owed to either party, including a payment by either party of any marked-to-market value of the swap contracts.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

29.

DERIVATIVES (continued)

Currency Forward Contracts

No.	Counter-parties	Contract Period	IDR/USD Fixing Rate (in full amounts)	Settlement Dates
n.	GSCM (iii)	January 2, 2007 - July 5, 2007	Rp8,955 to US$1	May 4, 2007, June 6, 2007 and July 5, 2007
o.	StandChart	February 15, 2007 - February 20, 2008	Rp8,950 to US$1	Every month starting March 20, 2007 to February 20, 2008
p.	JPMorgan	April 24, 2007 - April 28, 2008	Spot rate on the settlement date	Every month starting May 25, 2007 to April 28, 2008
q.	StandChart	May 1, 2007 - December 28, 2007	Spot rate on the settlement date	Every month starting June 4, 2007 to December 28, 2007
r.	JPMorgan (iv)	May 3, 2007 - December 28, 2007	Spot rate on the settlement date	Every month starting June 27, 2007 to December 28, 2007
s.	StandChart	May 4, 2007 - December 28, 2007	Spot rate on the settlement date	Every month starting June 8, 2007 to December 28, 2007
t.	GSCM (v)	May 10, 2007 - November 20, 2007	Rp8,790 to US$1	Every month starting August 20, 2007 to November 20, 2007

(iii)

On June 8, 2007, the Company early terminated this currency forward contract with GSCM. Based on the termination confirmation, the Company was entitled to receive termination settlement in the amount of US$76 (equivalent to Rp688). The full settlement was received on June 12, 2007.

            (iv)

On August 24, 2007, this contract was terminated and there was no cash flow that resulted from the termination pursuant to certain clauses of the contract.

  (v)

On July 5, 2007, the Company early terminated this currency forward contract with GSCM. Based on the termination confirmation, the Company was entitled to receive termination settlement in the amount of US$335 (equivalent to Rp3,014), which was subsequently received on  July 10, 2007.

Interest Rate Swap Contracts

No.	Counter-parties	Contract Period	Annual Interest Swap Rate	Swap Income Receipt Date	Amount of Swap Income Received (Rp)
					2005	2006	2007
u.	Barclays(vi)	February 10, 2004 - November 5, 2010	6-month U.S. dollar LIBOR plus 1.33%, in exchange for 7.75% per annum, times the actual number of days in which the 6-month U.S. dollar LIBOR was to be located in the pre-determined semi-annual range	Every May 5 and November 5	-	-	-
v.	HSBC(vii)	May 7, 2004 - November 5, 2006	12-month U.S. dollar LIBOR plus 3.50%, in exchange for 7.75% per annum	Every November 5	9,174	-	-
w.	ABN-Amro Bank N.V., London Branch (“ABN”) (viii)	January 20, 2005 - November 5, 2008	6-month U.S. dollar LIBOR plus 3.15%, in exchange for 7.75% per annum times the actual number of days in which the 6-month U.S. dollar LIBOR was located in the pre-determined ranges up to the termination date	November 5, 2005 and thereafter every May 5 and November 5	-	-	-
x.	GSCM (ix)	March 15, 2006 - June 22, 2012	4.90% of US$25,000 per annum, in exchange for 7.125% per annum times certain index located in the pre-determined quarter range up to 2012	Every March 22, June 22, September 22 and December 22	-	3,860	-
y.	GSCM (x)	July 18, 2006 - June 22, 2012	5.90% of US$25,000 per annum, in exchange for 7.125% per annum times certain index located in the pre-determined semi-annual range up to 2012	Every June 22 and December 22	-	1,390	1,386

    (vi)

On April 15, 2005, the Company early terminated this interest rate swap contract with Barclays. Based on the termination confirmation, the Company was required to make termination payment in the amount of US$3,880 (equivalent to Rp37,124), which was made on April 21, 2005.

    (vii)

On May 12, 2005, the Company early terminated this interest rate swap contract with HSBC. Based on the termination confirmation, the Company was required to make termination payment in the amount of US$1,060 (equivalent to Rp10,065), which was made on May 13, 2005.

    (viii)

On May 12, 2005, the Company early terminated this interest rate swap contract with ABN. Based on the termination confirmation, the Company was required to make termination payment in the amount of US$2,685 (equivalent to Rp25,494), which was made on May 13, 2005.

    (ix)  On October 16, 2006, the Company early terminated this contract. Based on the termination confirmation, the Company was required to make termination payment in the amount of US$380 (equivalent to Rp3,498), which was made on October 20, 2006.

    (x)

On June 22, 2007, GSCM took the early termination option for this contract.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

30.

SIGNIFICANT AGREEMENTS, COMMITMENTS AND CONTINGENCIES

a.

As of December 31, 2007, commitments on capital expenditures which are contractual agreements not yet realized relate to the procurement and installation of property and equipment amounting to US$458,336 and Rp3,406,043 (Note 37i).

The significant commitments on capital expenditures are as follows:

Contract Date	Contract Description	Vendor	Amount of Contract/POs Already Issued	Amount of Contract/POs Not Yet Served
June 29, 2007	Palapa D Satellite In-Orbit Delivery (“Palapa D Satellite”)	Thales Alenia Space	US$217,600	US$160,135
May 16, 2007	Supply of GSM Cellular Infrastructure	PT Nokia Networks, Nokia Siemens Networks Oy and Nokia Siemens Networks GmbH & Co.KG.	US$73,981 and Rp423,201	US$57,555 and Rp371,089
April 20, 2007	Telecommunication Equipment Supply and Service	PT Alcatel Lucent Indonesia and Alcatel Shanghai Bell Co. Ltd.	US$12,057 and Rp386,409	US$1,740 and Rp262,793
April 3, 2007	Supply of GSM Infrastructure	PT Ericsson Indonesia and Ericsson AB	US$103,718 and Rp290,091	US$18,686 and Rp115,999
September 29, 2006	WCDMA/HSDPA Radio Access Network Development Project	PT Ericsson Indonesia and Ericsson AB	US$55,220 and Rp216,039	US$23,723 and Rp106,865
September 25, 2006	Single Intelligent Network	PT Ericsson Indonesia and Ericsson AB	US$67,091 and Rp92,364	US$37,423 and Rp17,992
July 28, 2005	Supply and Installation of PDH and SDH Microwave Radio Equipment for West Java, Central Java, Bali and Nusa Tenggara Islands	PT Alcatel Indonesia, Alcatel CIT and Alcatel Italy	US$13,702 and Rp183,617	US$1,379 and Rp102,192

b.

On November 27, 2007, the Company signed two facility agreements with HSBC France and one facility agreement with HSBC Indonesia to finance its new telecommunications satellite. Th e s e combined export credit and commercial financing facilities consist of the following:

•

12-year COFACE Term Facility Agreement (“COFACE Facility”) amounting to US$15 7 ,243 to finance the payment of 85% of the French Content under the Palapa D Satellite Contract plus 100% of the C OFACE Premium ..  The loan bears interest at the fixed annual rate of 5.69% which is payable semi-annually.

•

12-year Sinosure Term Facility Agreement (“Sinosure Facility”) amounting to US$44,200 to finance the payment of 85% of the Launch Service Contract ..  The loan bears interest at floating rates based on U.S. dollar LIBOR plus 0.35% per annum, which is payable semi-annually.

•

9-year Commercial Facility Agreement amounting to US$27,037 to financ e the construction and launc h of the s atellite and the payment of the Sinosure Premium in connection with the Sinosure Facility ..  The loan bears interest at floating rates based on U.S. dollar LIBOR plus 1.45% per annum, which is payable semi-annually.

As of December 31, 2007, the Company has not yet utilized these facilities (Note 37e).

a.

On November 1, 2007, the Company obtained a five-year credit facility from DBS with a maximum amount of Rp500,000. The loan bears interest at (i) fixed annual rates for the first two years (9.7% in the first year and 10.4% in the second year), and (ii) floating rates for the remaining years based on prevailing annual interest rate of Certificates of Bank Indonesia plus 1.5%. The interest is payable quarterly.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

30.

SIGNIFICANT AGREEMENTS, COMMITMENTS AND CONTINGENCIES (continued)

Based on the credit facility agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

As of December 31, 2007, the Company has not yet utilized this facility (Note 37f).

b.

On May 25, 2007, the Company and six other telecommunication operators signed a memorandum of understanding on the construction of national optical fiber network Palapa Ring for the eastern part of Indonesia (“Palapa Ring Project Phase I”) wherein the Company will share 10% of the total project cost of Rp3,000,000. In addition, they also agreed to equally bear the cost of preparation and implementation (“preparation cost”) of Palapa Ring Project Phase I up to the amount of Rp2,000. If the preparation cost exceeds Rp2,000, there will be further discussion among them. However, one of the telecommunication operators has subsequently decided not to join the project.

On November 10, 2007, the Company and five other telecommunication operators (including Telkom, a related party) signed the agreement on the consortium for the construction and maintenance of Palapa Ring wherein the Company agreed to bear 13.36% of the total project cost of US$225,037. This agreement replaced the previous memorandum of understanding.

As of December 31, 2007, the Company has not made any payment for the project.

c.

On April 27, 2007, the Company joined Asia-America Gateway Consortium (“AAG”) by signing Construction & Maintenance Agreement (“C&MA”). AAG is a sea cable consortium which consists of 19 member companies. The Company has committed to invest US$5,000 (as of December 31, 2007, the Company has paid the amount of US$583) for voting interest of 0.9031%, as a member of the consortium. The capital cost incurred in connection with the engineering, provision, construction and installation of AAG shall be borne by the members in the proportions of their voting interests.

d.

On January 23, 2007, the Company obtained a credit facility of US$10,000 or its IDR equivalent from StandChart to fund the Company’s short-term working capital needs. The credit facility is a revolving loan that will be available until December 31, 2007. After the full amount of the facility is drawn, this credit facility continues to become available for a period of one up to six months that can be further extended. The revolving loan bears interest at SIBOR plus 1.25% per annum, and at the prevailing annual rate of one-month Certificates of Bank Indonesia plus 1.70% per annum for the portions of the revolving loan denominated in U.S. dollar and rupiah, respectively.

As of December 31, 2007, the Company has not utilized this facility and is still in the process of extending such facility agreement (Note 37h).

e.

The Company has committed to pay annual radio frequency fee over the 3G license period, provided the Company holds the 3G license (Note 1a). The amount of annual payment is based on the payment scheme set out in Regulation No. 7/PER/M.KOMINFO/2/2006 dated February 8, 2006 of the Ministry of Communications and Information Technology.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

30.

SIGNIFICANT AGREEMENTS, COMMITMENTS AND CONTINGENCIES (continued)

f.

On August 25, 2005, the Company obtained facilities from Deutsche Bank AG (Jakarta Branch) to          finance the Company’s general working capital. The facilities consist of the following:

•

Loan facility amounting to Rp25,000, which can be drawn as advances with a minimum amount of Rp100 for each advance. Each advance matures within a maximum period of six months and bears interest as follows:

-

The interest on each advance with maturity of three months or less shall be payable at 1.7% per annum over Certificates of Bank Indonesia rates.

-

The interest on each advance with maturity of over three months but less than six months is payable at 2.5% per annum over three-month Certificates of Bank Indonesia rates.

Based on the loan facility agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

•

Bank guarantee facility amounting to US$2,000. The loan from the facility matures at the maximum period of one year. The Company is required to pledge its cash deposit/cash margin/current account in Deutsche Bank AG (Jakarta Branch) for the issuance of bank guarantee.

The facilities expired on November 30, 2005 and were extended for 12 months. The facilities shall be automatically extended for further 12-month periods upon expiration, unless early notification of non-extension is made in writing.

As of December 31, 2007, the facilities have not been terminated and the Company has not utilized these facilities.

a.

On July 20, 2005, the Company obtained facilities from HSBC to fund the Company’s short-term working capital needs. These facilities were amended on May 14, 2007 to extend the maturity date to February 28, 2008. The facilities consist of the following:

•

Overdraft facility amounting to US$2,000 (including overdraft facility denominated in rupiah amounting to Rp16,000). Interest will be charged on daily balances at 3.75% per annum and 6% per annum below the HSBC Best Lending Rate for the loan portions denominated in rupiah and U.S. dollar, respectively.

•

Revolving loan facility amounting to US$5,000 (including revolving loan denominated in rupiah amounting to Rp40,000). The loan matures within a maximum period of six months and can be drawn in tranches with minimum amounts of US$500 and Rp500 for loans denominated in U.S. dollar and rupiah, respectively. Interest will be charged on daily balances at 3% per annum and 6% per annum below the HSBC Term Lending Rate for the loan portions denominated in rupiah and U.S. dollar, respectively.

Based on the loan facility agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

30.

SIGNIFICANT AGREEMENTS, COMMITMENTS AND CONTINGENCIES (continued)

The Company also obtained treasury facilities from HSBC as follows:

•

Currency swap limit (weighted) amounting to US$7,000 to facilitate the Company’s requirement for hedging genuine foreign currency and international rate exposure through currency swap and/or interest rate swap with a maximum maturity of 5 years.

•

Exposure risk limit (weighted) amounting to US$3,000 to facilitate the Company’s requirement for hedging genuine foreign currency exposures through spot and forward transactions with a maximum maturity of 3 months.

Subsequent to the above-mentioned May 14, 2007 amendment, the treasury facilities from HSBC were amended to become exposure risk limit (weighted)/facility foreign exchange option (“FX option”) totalling US$21,000 to facilitate the Company’s requirement for hedging genuine foreign currency exposures through spot, forward, currency swap and interest rate swap transactions with maximum maturity of 5 years, and FX option with a maximum maturity of 1 year.

As of December 31, 2007, the Company has not utilized the facilities.

a.

Based on letters No. S-5341/LK/2002 and No. S-5327/LK/2002, both dated December 4, 2002, of the Ministry of Finance (“MOF”) of the Republic of Indonesia, the Company was fined 2% interest per month as penalty (for a maximum period of 24 months) for the late payment of the Government’s dividends. The Company paid the dividends in accordance with the payment schedule approved in its Stockholders’ Annual General Meeting.

The penalties amounted to Rp20,633 and Rp38,096 for the dividends from the Company’s net income in 1999 and 2000, respectively. However, on December 1, 2003, the MOF through its letter No. S-6287/LK/2003 increased the penalty for the dividend from the Company’s net income in 2000 from Rp38,096 to Rp42,902.

In 2006, the Company accrued the penalty in the amount of Rp20,633 (Note 14) representing its estimate of the penalty it will pay to the Government and pertaining to the dividend from the Company’s 1999 net income.

Based on its letter No. S-416/MK.02/2007 dated September 12, 2007, the MOF decided to release the Company from its obligation to pay penalty for late payment of dividend declared from its 2000 net income and required the Company to pay immediately the penalty for late payment of dividend declared from its 1999 net income amounting to Rp20,633.

On September 24, 2007, the Company paid the penalty amounting to Rp20,633.

b.

In 1994 and 1998, the Company was appointed as a Financial Administrator (“FA”) and Central Billing Party (“CBP”), respectively, by a consortium which was established to build and sell/lease Asia Pacific Cable Network (“APCN”) submarine cable in countries in the Asia-Pacific Region. As an FA, the Company collected and distributed funds from the sale of APCN’s Indefeasible Right of Use (“IRU”) and Defined Underwritten Capacity (“DUC”) and Occasional Commercial Use (“OCU”) service, while as a CBP, the Company managed funds from the members of the consortium for upgrading the APCN cable.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

30.

SIGNIFICANT AGREEMENTS, COMMITMENTS AND CONTINGENCIES (continued)

The funds received from the sale of IRU and DUC, OCU services and for upgrading the APCN cable did not belong to the Company and, therefore, were not recorded in the Company’s books. However, the Company managed these funds in separate accounts. On April 25, 2005, the Company was discharged as the CBP.

As of December 31, 2007, the balance of the funds (including interest earned) which are under the Company’s custody amounted to US$6,249. Besides receiving their share of the funds from the sale of IRU, the members of the consortium also received their share of the interest earned by the above funds.

c.

Other agreements made with Telkom are as follows:

•

Under a cooperation agreement, the compensation to Telkom relating to leased circuit/channel services, such as world link and bit link, is calculated at 15% of the Company’s collected revenues from such services.

The Company and Satelindo also lease circuits from Telkom to link Jakarta, Medan and Surabaya.

•

In 1994, Satelindo entered into a land transfer agreement for the transfer of Telkom’s rights to use a 134,925-square meter land property located at Daan Mogot, West Jakarta, where Satelindo’s earth control station is currently situated. The Land Transfer Agreement enables Satelindo to use the land for a period of 30 years from the date of the agreement, for a price equivalent to US$40,000 less Rp43,220, and could be extended based on mutual agreement.

This agreement was subsequently superseded by a land rental agreement dated December 6, 2001, generally under the same terms as those of the Land Transfer Agreement.

•

In 1999, Lintasarta entered into an agreement with Telkom, whereby Telkom agreed to lease transponder to Lintasarta. This agreement has been amended several times, the latest amendment of which is based on the seventh amendment agreement dated November 8, 2007. Transponder lease expense charged to operations amounting to Rp8,025, Rp7,083 and Rp16,399 in 2005, 2006 and 2007, respectively, is presented as part of “Operating Expenses - Cost of Services” in the consolidated statements of income.

31.

TARIFF SYSTEM

a.

International telecommunications services

The service rates (“tariffs”) for overseas exchange carriers are set based on the international telecommunications regulations established by the International Telecommunications Union (“ITU”). These regulations require the international telecommunications administrations to establish and revise, under mutual agreement, accounting rates to be applied among them, taking into account the cost of providing specific telecommunications services and relevant recommendations from the Consultative Committee on International Telegraph and Telephone (“CCITT”). The rates are divided into terminal shares payable to the administrations of terminal countries and, where appropriate, into transit shares payable to the administrations of transit countries.

The ITU also regulates that the monetary unit to be used, in the absence of special arrangements, shall be the Special Drawing Right (“SDR”) or the Gold Franc, which is equivalent to 1/3.061 SDR. Each administration shall, subject to applicable national law, establish the charges to be collected from its customers.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

31.

TARIFF SYSTEM (continued)

a.

International telecommunications services (continued)

The tariffs billed to domestic subscribers for international calls originating in Indonesia, also known as collection rates, are established in a decision letter of the Ministry of Communications, which rates are generally higher than the accounting rates. During the period 1996 to 1998, the Ministry of Communications made tariff changes effective January 1, 1997, March 15, 1998 and November 15, 1998.

Based on Decision Letter No. 09/PER/M.KOMINFO/02/06 dated February 28, 2006 of the Ministry of Communications and Information Technology, the collection rates are set by tariff formula known as price cap formula which already considers customer price index starting January 1, 2007.

b.

Cellular services

Tariffs for cellular providers are set on the basis of Regulation No. KM.27/PR.301/MPPT-98 dated February 23, 1998 of the Ministry of Tourism, Posts and Telecommunications (subsequently renamed “Ministry of Communications” and most recently as “Ministry of Communications and Information Technology”). Under this regulation, the cellular tariffs consist of the following:

•

Connection fee

•

Monthly charges

•

Usage charges

The maximum tariff for connection fee is Rp200,000 per new connection number. The maximum tariff for monthly charges is Rp65,000. Usage charges consist of the following:

1.

Airtime

The maximum airtime tariff charged to the originating cellular subscriber is Rp325 per minute. The details of the tariff system are as follows:

a.

Cellular to cellular

: 2 times airtime rate

b.

Cellular to PSTN

: 1 time airtime rate

c.

PSTN to cellular

: 1 time airtime rate

d.

Card phone to cellular

: 1 time airtime rate plus 41% surcharge

2.

Usage

a.

Usage tariff charged to a cellular subscriber who makes a call to another subscriber using PSTN network is similar to the usage tariff of PSTN, which is applied on a time differentiation basis. For the use of local PSTN network, the tariff is computed at 50% of the prevailing local PSTN tariff.

b.

Long-distance usage tariff between two different service areas without using PSTN network is similar to the prevailing tariff on domestic long-distance call (“SLJJ”) for a PSTN subscriber.

The maximum tariff for active roaming is Rp1,000 per call and is charged to in-roaming cellular subscriber who makes a call.

Tariffs for prepaid customers are also regulated by the Ministry of Communications in its Decree No. KM.79 Year 1998 dated December 14, 1998, and are typically higher than tariffs for post-paid subscribers. Cellular operators are allowed to set their own tariffs. However, the maximum usage tariffs for prepaid customers may not exceed 140% of peak time tariffs for post-paid subscribers.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

31.

TARIFF SYSTEM (continued)

b.

Cellular services (continued)

Regulation No. KM.27/PR.301/MPPT-98 dated February 23, 1998 and Decree No. KM.79 Year 1998 of the Ministry of Tourism, Posts and Telecommunications were subsequently superseded by Regulation No. 12/PER/M.KOMINFO/02/2006 dated February 28, 2006 of the Ministry of Communications and Information Technology regarding basic telephony tariff for cellular mobile network service.

Under the new regulation, the cellular tariffs consist of the following:

•

Connection fee

•

Monthly charges

•

Usage charges

•

Additional facilities fee

The cellular providers should implement the new tariffs referred to as “floor price”. For usage charges, the floor price should be the originating fee plus termination fee (total interconnection fee), while for connection fee and monthly charges, the floor price depends on the cost structure of each cellular provider.

The implementation of the new tariffs for a dominant operator has to be approved by the Government. A dominant operator is an operator that has a revenue of more than 25% of total industry revenue for a certain segment.

As of December 31, 2007, the Company has fully adopted the new cellular tariff system.

c.

Fixed telecommunication services

In February 2006, the Ministry of Communications and Information Technology released Regulation No. 09/PER/M.KOMINFO/02/2006 regarding basic telephony tariff for fixed network service.

As of December 31, 2007, the Company has fully adopted the new fixed telecommunication tariff system.

32.

INTERCONNECTION TARIFFS

Interconnection tariffs among domestic telecommunications operators are regulated by the Ministry of Communications through its Decree No. KM.108/PR.301/MPPT-94 dated December 28, 1994. The decree was updated several times with the latest update being Decree No. KM.37 Year 1999 dated June 11, 1999. This decree, along with Decree No. KM.46/PR.301/MPPT-98 dated February 27, 1998, prescribed interconnection tariff structures between mobile cellular telecommunications network and PSTN, mobile cellular telecommunications network and international telecommunications network, mobile cellular telecommunications network and other domestic mobile cellular telecommunications network, international telecommunications network and PSTN, and between two domestic PSTNs.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

32.

INTERCONNECTION TARIFFS (continued)

Based on the decree of the Ministry of Communications, the interconnection tariff arrangements are as follows:

1.

Structure of Interconnection Tariff

a.

Between international and domestic PSTN

Based on Decision Letter No. KM.37 Year 1999 dated June 11, 1999 of the Ministry of Communications, the interconnection tariffs are as follows:

Tariff

Basis

Access charge

Rp850 per call

Number of successful outgoing

and incoming calls

Usage charge

Rp550 per paid minute

Duration of successful outgoing

and incoming calls

b.

Between domestic PSTN and another domestic PSTN

Interconnection charges for domestic telecommunication traffic (local and long-distance) between a domestic PSTN and another domestic PSTN are based on agreements made by those domestic PSTN telecommunications carriers.

c.

Between cellular telecommunications network and domestic PSTN

Based on the Ministry of Tourism, Posts and Telecommunications Decree
No. KM.46/PR.301/MPPT-98 (“Decree No. 46”) dated February 27, 1998 which became effective starting April 1, 1998, the interconnection tariffs are as follows:

(1)

Local Calls

For local calls from a cellular telecommunications network to a PSTN subscriber, the cellular operator pays the PSTN operator 50% of the prevailing tariff for local calls.
For local calls from the PSTN to a cellular subscriber, the cellular operator receives the airtime charged by the PSTN operator to its subscribers.

(2)

SLJJ

For SLJJ which originates from the PSTN to a cellular subscriber, the cellular operator receives a portion of the prevailing SLJJ tariff, which portion ranges from 15% of the prevailing SLJJ tariff plus the airtime charges in cases where the entire long-distance portion is not carried by the cellular operator, to 60% of the tariff plus the airtime charges in cases where the entire long-distance portion is carried by the cellular operator.

For SLJJ which originates from a cellular telecommunications network to a PSTN subscriber, the cellular operator is entitled to retain a portion of the prevailing SLJJ tariff, which portion ranges from 15% of the tariff in cases where the entire long-distance portion is not carried by the cellular operator, to 60% of the tariff in cases where the entire long-distance portion is carried by the cellular operator.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

32.

INTERCONNECTION TARIFFS (continued)

1.

Structure of Interconnection Tariff (continued)

d.

Between cellular telecommunications network and another cellular telecommunications network

Based on Decree No. 46, the interconnection tariffs are as follows:

(1)

Local Calls

For local calls from a cellular telecommunications network to another, the “origin” cellular operator pays the airtime to the “destination” cellular operator. If the call is carried by a PSTN, the cellular operator pays the PSTN operator 50% of the prevailing tariff for local calls.

(2)

SLJJ

For SLJJ which originates from a cellular telecommunications network, the cellular operator is entitled to retain a portion of the prevailing SLJJ tariff, which portion ranges from 15% of the tariff in cases where the entire long-distance portion is not carried by the cellular operator, to 85% of the tariff in cases where the entire long-distance portion is carried by the cellular operator and the call is delivered to another cellular operator, and to 100% if the call is delivered to the same cellular operator.

e.

Between international PSTN and cellular telecommunications network

Starting from 1998, the interconnection tariff for international cellular call traffic to/from overseas from/to domestic cellular subscribers, regardless of whether the traffic is made through domestic PSTN or not, is based on the same tariff applied to traffic made through domestic PSTN as discussed in “a” above. However, as agreed mutually with the cellular telecommunications operators, the Company (including Satelindo until it was merged - Note 1e) still applied the original contractual sharing agreements regarding the interconnection tariffs until December 31, 2006 (Note 33).

f.

Between international gateway exchanges

Interconnection charges for international telecommunications traffic between international gateway exchanges are based on agreements between international telecommunications carriers and international telecommunications joint ventures.

2.

Universal Service Obligation (“USO”)

On September 30, 2005, the Ministry of Communications and Information Technology issued Regulation No. 15/PER/M.KOMINFO/9/2005, which sets forth the basic policy underlying the USO program and requiring telecommunication operators in Indonesia to contribute 0.75% of annual gross revenue (after deducting bad debt and interconnection charges) for USO development.

The Ministry of Communications and Information Technology also issued Regulation No. 11/PER/M.KOMINFO/04/2007 dated April 13, 2007, which gives guidance on USO provisioning, such as on auction mechanism, tariff, USO area and technical requirements.

Currently, all operators and the Government are working together to amend the USO tariff. However, as of December 31, 2007, such amendment has not yet been finalized.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

32.

INTERCONNECTION TARIFFS (continued)

3.

Revenue Sharing

Revenue from access and usage charges from international telecommunications traffic with telecommunications networks owned by more than one domestic telecommunications carrier which is not regulated by this decree, is to be proportionally shared with each carrier, which proportion is to be bilaterally arranged between the carriers.

KM. 37 Year 1999 and Decree No. 46 were subsequently superseded by Decree No. 32 Year 2004 of the Ministry of Communications which provides cost-based interconnection to replace the current revenue-sharing arrangement. Under the new decree, the operator of the network on which calls terminate will determine the interconnection charge to be received by it based on a formula to be mandated by the Government, which will be intended to have the effect of requiring that operators charge for calls based on the cost of carrying such calls.

The effective date of this decree, which was originally set to start on January 1, 2005, was subsequently postponed until January 1, 2007 based on Regulation No. 08/PER/M.KOMINFO/02/2006 dated February 8, 2006 of the Ministry of Communications and Information Technology (Note 33).

The implementation of interconnection billing between operators starts from the time they sign their interconnection agreements. All interconnection agreements will be based on Reference Interconnection Offer (“RIO”). All operators have to publish their RIO and a dominant operator is required to obtain an approval of its RIO from the Government. The Directorate General of Posts and Telecommunications issued Decree No. 278/DIRJEN/2006 on August 4, 2006, which approved the RIO of the Company and two other dominant telecommunications operators (Telkom and Telkomsel).

The decree has been implemented since January 1, 2007 as agreed by all operators and approved by the Government.

33.

INTERCONNECTION AGREEMENTS

The Company, Satelindo and IM3 have interconnection arrangements with domestic and overseas operators. Some significant interconnection agreements are as follows:

1.

Telkom

The following are significant interconnection agreements/transactions with Telkom:

a.

Fixed telecommunication services

On September 23, 2005, the Company and Telkom signed an agreement regarding the interconnection of local, long-distance and international fixed networks.

The principal matters covered by the agreement are as follows:

•

Interconnection between the Company’s and Telkom’s local, long-distance and international fixed networks enables the Company’s fixed telecommunication service subscribers to make or receive calls to or from Telkom’s subscribers or international gateways.

•

The Company’s and Telkom’s international services are accessible and continuously open to each other’s fixed networks.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

33.

INTERCONNECTION AGREEMENTS (continued)

1.

Telkom (continued)

a.

Fixed telecommunication services (continued)

•

The Company and Telkom are responsible for their respective telecommunications facilities.

•

The compensation arrangement for the services provided is based on interconnection tariffs determined by both parties.

•

Each party handles subscriber billing and collection for the other party’s international calls service used by the other party’s subscribers. Each party has to pay the other party 1% of the collections made by the other party, plus the billing process expenses which are fixed at Rp82 per record of outgoing call as compensation for billing processing.

On December 28, 2006, the Company entered into a memorandum of understanding with Telkom applying the new interconnection rates under cost-based regime that are effective starting January 1, 2007.

b.

Cellular Services

On December 1, 2005, the Company and Telkom signed an agreement regarding the interconnection between the Company’s cellular telecommunication network with Telkom’s fixed telecommunication network. Under this agreement, the interconnection between the Company’s cellular telecommunication network and Telkom’s fixed telecommunication network enables the Company’s cellular subscribers to make or receive calls to or from Telkom’s fixed telecommunication subscribers.

On December 28, 2006, the Company entered into a memorandum of understanding with Telkom applying the new interconnection rates under cost-based regime that are effective starting January 1, 2007.

1.

PT Excelkomindo Pratama or “Excelcom”, Komselindo and Telkomsel

The principal matters covered by the agreements are as follows:

•

The Company’s and Satelindo’s international gateway exchanges are interconnected with the mobile cellular telecommunications operators’ networks to make outgoing or receive incoming international calls through the Company’s and Satelindo’s international gateway exchanges.

•

The Company and Satelindo receive, as compensation for the interconnection, a portion of the cellular telecommunications operators’ revenues from the related services that are made through the Company’s and Satelindo’s international gateway exchanges.

•

Satelindo and IM3 also have an agreement with the above operators for the interconnection of Satelindo’s and IM3’s GSM mobile cellular telecommunications network with the above operators’ network, enabling the above operators’ customers to make calls/send short message services (“SMS”) to or receive calls/SMS from Satelindo’s and IM3’s customers.

•

The agreements are renewable annually.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

33.

INTERCONNECTION AGREEMENTS (continued)

2.

PT Excelkomindo Pratama or “Excelcom”, Komselindo and Telkomsel (continued)

The latest agreement with Komselindo was signed on July 6, 2004, while the latest agreement with Excelcom was signed on July 1, 2004. The Company (including Satelindo and IM3 until they were merged - Note 1e) and the above operators still continue their business under the agreements by applying the original compensation formula, except for interconnection fee.

On December 8, 27 and 28, 2006, the Company entered into a memorandum of understanding with each of Telkomsel, Komselindo and Excelcom, respectively, applying the new interconnection rates under cost-based regime effective January 1, 2007 to comply with Regulation No. 08/PER/M.KOMINFO/02/2006 of the Ministry of Communications and Information Technology (Note 32).

Net interconnection revenues (charges) from (to) the operators are as follows:

2005

2006

2007

Telkom

594,523

399,122

449,730

Excelcom

(30,239

)

(34,675

)

25,341

Komselindo

3,432

2,028

11,728

Telkomsel

29,932

(50,782

)

5,405

Net

revenues

597,648

315,693

492,204

34.

ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The Companies’ monetary assets and liabilities denominated in various foreign currencies as of  December 31, 2007 (converted to equivalent U.S. dollar if currency is other than U.S. dollar) are as follows:

Amount in

Equivalent

U.S. Dollar

Rupiah *

Assets:

Cash and cash equivalents

207,702

1,950,942

Accounts receivable Trade

98,651

926,629

Others

1,250

11,741

Derivative assets

13,597

127,717

Other current assets

332

3,116

Due from related parties

2,351

22,083

Non-current assets - others

1,230

11,553

Total assets

325,113

3,053,781

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

34.

ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

Amount in

Equivalent

U.S. Dollar

Rupiah *

Liabilities:

Accounts payable - trade

21,649

203,347

Procurement payable

423,215

3,975,258

Accrued expenses

22,164

208,186

Deposits from customers

1,941

18,232

Derivative liabilities

6,847

64,310

Other current liabilities

34

319

Due to related parties

2

17

Loans payable (including current maturities)

34,773

326,621

Bonds payable (including current maturities)

550,000

5,166,150

Other non-current liabilities

36,401

341,916

Total liabilities

1,097,026

10,304,356

Net liabilities position

771,913

7,250,575

*

translated using the prevailing exchange rate at balance sheet date

35.

SEGMENT INFORMATION

The Companies manage and evaluate their operations in three major reportable segments: cellular, fixed telecommunication and MIDI. The operating segments are managed separately because each offers different services/products and serves different markets. The Companies operate in one geographical area only, so no geographical information on segments is presented.

Segment results and assets include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Expenditures for segment assets represent the total costs incurred during the year to acquire segment assets that are expected to be used for more than one year.

Consolidated information by industry segment follows:

Major Segments

Fixed

Segment

Cellular

Telecommunication

MIDI

Total

2005

Operating revenues

Revenues from external customers

8,644,951

1,250,807

1,694,03311,589,791

Inter-segment revenues

(115,727

)

115,727

269,462269,462

Total operating revenues

8,529,224

1,366,534

1,963,49511,859,253

Inter-segment revenues elimination

(269,462)

Operating revenues - net

11,589,791

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

35.

SEGMENT INFORMATION (continued)

Major Segments

Fixed

Segment

Cellular

Telecommunication

MIDI

Total

2005 (continued)

Income

Operating income

2,639,498

615,091

397,3283,651,917

Interest income

215,103

Gain on sale of investment in associated company

14,625

Gain on sale of other long-term investments - net

1,204

Equity in net income of associated company

86

Financing cost

(1,264,764)

Income tax expense

(697,924)

Amortization of goodwill

(226,352)

Loss on foreign exchange - net

(79,932)

Loss on change in fair value  of derivatives - net

(44,209)

Others - net

85,117

Income before minority interest in net income

of subsidiaries

1,654,871

Other Information

Segment assets

28,303,265

1,149,005

3,269,09132,721,361

Unallocated assets

6,410,391

Inter-segment assets elimination

(6,344,619)

Assets - net

32,787,133

Segment liabilities

19,857,524

904,541

960,83221,722,897

Unallocated liabilities

2,142,746

Inter-segment liabilities elimination

(5,393,838)

Liabilities – net

18,471,805

Capital expenditure

6,330,401

306,349

661,1977,297,947

Depreciation and amortization

2,431,356

214,206

434,6433,080,205

2006

Operating revenues

Revenues from external customers

9,227,537

1,109,281

1,902,58912,239,407

Inter-segment revenues

(222,650

)

222,650

318,119318,119

Total operating revenues

9,004,887

1,331,931

2,220,70812,557,526

Inter-segment revenues elimination

(318,119)

Operating revenues - net

12,239,407

Income

Operating income

2,291,923

627,611

479,1253,398,659

Gain on foreign exchange - net

304,401

Interest income

212,823

Financing cost

(1,248,899)

Income tax expense

(576,107)

Loss on change in fair value  of derivatives - net

(438,774)

Amortization of goodwill

(226,507)

Equity in net loss of associated company

(238)

Others - net

21,202

Income before minority interest in net income

of subsidiaries

1,446,560

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

35.

SEGMENT INFORMATION (continued)

Major Segments

Fixed

Segment

Cellular

Telecommunication

MIDI

Total

2006 (continued)

Other Information

Segment assets

30,550,224

1,552,003

3,738,04435,840,271

Unallocated assets

4,520,191

Inter-segment assets elimination

(6,131,804)

Assets - net

34,228,658

Segment liabilities

19,665,806

760,291

931,64621,357,743

Unallocated liabilities

2,633,240

Inter-segment liabilities elimination

(4,964,070)

Liabilities – net

19,026,913

Capital expenditure

5,961,152

366,718

593,458

6,921,328

Depreciation and amortization

2,967,185

182,702

503,3793,653,266

2007

Operating revenues

Revenues from external customers

12,752,496

1,567,415

2,168,58416,488,495

Inter-segment revenues

(205,765

)

205,765

364,192364,192

Total operating revenues

12,546,731

1,773,180

2,532,776

16,852,687

Inter-segment revenues elimination

(364,192

)

Operating revenues - net

16,488,495

Income

Operating income

3,438,770

661,039

419,795

4,519,604

Interest income

232,411

Gain on change in fair value  of derivatives - net

68,023

Financing cost

(1,428,604

)

Income tax expense

(859,517

)

Amortization of goodwill

(226,507

)

Loss on foreign exchange - net

(155,315

)

Others - net

(79,996

)

Income before minority interest in net income

of subsidiaries

2,070,099

Other Information

Segment assets

35,594,557

1,667,532

4,923,560

42,185,649

Unallocated assets

9,715,950

Inter-segment assets elimination

(6,596,513

)

Assets - net

45,305,086

Segment liabilities

27,859,412

989,627

1,278,61430,127,653

Unallocated liabilities

3,821,202

Inter-segment liabilities elimination

(5,188,499

)

Liabilities – net

28,760,356

Capital expenditure

8,382,846

428,278

915,273

9,726,397

Depreciation and amortization

3,477,044

198,378

519,780

4,195,202

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

36.

ECONOMIC CONDITIONS

The operations of the Companies have been affected and may continue to be affected for the foreseeable future by the economic conditions in Indonesia that may contribute to volatility in currency values and negatively impact economic growth. Economic improvements and sustained recovery are dependent upon several factors, such as fiscal and monetary actions being undertaken by the Government and others, actions that are beyond the control of the Companies.

37.

SUBSEQUENT EVENTS

a.

On January 7, 2008, based on Decree No. 01/DIRJEN/2008 of the DGPT, the Company was granted an operating license as Internet Service Provider (Note 1a).

b.

On January 9, 2008, the Company was also granted operating licenses as follows:

•

Based on Decree No. 51/DIRJEN/2008 of the DGPT, the Company obtained an operating license for Internet Interconnection Services (Network Access Point/NAP). This replaces the previous license given to Satelindo.

•

Based on Decree No. 52/DIRJEN/2008 of DGPT, the Company obtained an operating license for Telephony Internet Services. This replaces the previous license for VoIP with national coverage that expired in 2007 (Note 1a).

a.

On January 9, 2008, based on letter No. 10/14/DASP from Bank Indonesia, the Company obtained approval for “Indosat m-wallet” prepaid cards as a new means of payment. The Company was also appointed as a special principal and technical acquirer for such prepaid cards.

b.

On January 17, 2008, the Company entered into an agreement for a Joint Shore End Cable Operations in Singapore with Telkom and AAG parties. Based on the agreement, the Company has committed to invest US$4,535 for this project.

c.

On January 28, 2008, the Company made the first loan drawdown amounting to US$44,863 from its COFACE Facility from HSBC (Note 30b).

d.

On January 31, 2008, the Company drew down in full the five-year credit facility from DBS (Note 30c).

e.

On February 6, 2008, the Company informed the Capital Market and Financial Institutions Supervisory Agency (Bapepam - LK) about its intention to purchase a portion of its Guaranteed Notes Due 2010 and Guaranteed Notes Due 2012 up to US$100,000 through a combination of the two notes but should not exceed more than 25% of the principal amount of either series of the notes.

f.

On February 11, 2008, the Company terminated its credit facility from StandChart (Note 30f).

g.

As of February 15, 2008, the prevailing exchange rate of the rupiah to U.S. dollar is Rp9,186 to US$1 (in full amounts), while as of December 31, 2007, the prevailing exchange rate was Rp9,393 to US$1 (in full amounts). Using the exchange rate as of February 15, 2008, the Companies earned foreign exchange gain amounting to approximately Rp159,786 on the foreign currency liabilities, net of foreign currency assets, as of December 31, 2007 (Note 34).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

37.

SUBSEQUENT EVENTS (continued)

The translation of the foreign currency liabilities, net of foreign currency assets, should not be construed as a representation that these foreign currency liabilities and assets have been, could have been, or could in the future be, converted into rupiah at the prevailing exchange rate of the rupiah to U.S. dollar as of December 31, 2007 or at any other rate of exchange.

The commitments for the capital expenditures denominated in foreign currencies as of      December 31, 2007 as disclosed in Note 30a are approximately Rp4,210,274 if translated at the prevailing exchange rate as of February 15, 2008.

38.

RECLASSIFICATION OF ACCOUNTS

Following are the accounts in the 2006 consolidated balance sheet which have been reclassified to Goodwill and Other Intangible Assets to conform with the presentation of accounts in the 2007 consolidated balance sheet:

As Previously Reported	Amounts
Property and Equipment - carrying value	(203,049)
Property and Equipment - accumulated depreciation	158,667

Following are the accounts in the 2005 and 2006 consolidated statements of income which have been reclassified to Operating Expenses - Cost of Services to conform with the presentation of accounts in the 2007 consolidated statement of income:

	Amounts
As Previously Reported	2005	2006
Operating expenses - compensation to telecommunication carriers and service providers	408,411	369,704
Operating expenses - maintenance	614,595	585,158
Operating expenses - leased circuits	142,210	180,168
Operating expenses - other cost of services	1,461,729	1,569,143

39.

REVISED SAK

The following summarizes the revised SAK which were recently issued by the Indonesian Institute of Accountants:

•

SAK 50 (Revised 2006), “Financial Instruments: Presentation and Disclosures”, contains the requirements for the presentation of financial instruments and identifies the information that should be disclosed. The presentation requirements apply to the classification of financial instruments, from the perspective of the issuer, into financial assets, financial liabilities and equity instruments; the classification of related interests, dividends, losses and gains; and the circumstances in which financial assets and financial liabilities should be offset. This SAK requires the disclosure of, among others, information about factors that affect the amount, timing and certainty of an entity’s future cash flows relating to financial instruments and the accounting policies applied to those instruments. SAK 50 (Revised 2006) supersedes SAK 50, “Accounting for Certain Investments in Securities”, and is applied prospectively for financial statements covering the periods beginning on or after January 1, 2009. Early application is encouraged.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

39.

REVISED SAK (continued)

•

SAK 55 (Revised 2006), “Financial Instruments: Recognition and Measurement”, establishes the principles for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This SAK provides the definitions and characteristics of derivatives, the categories of financial instruments, recognition and measurement, hedge accounting and determination of hedging relationships, among others. SAK 55 (Revised 2006) supersedes SAK 55 (Revised 1999), “Accounting for Derivative Instruments and Hedging Activities”, and is applied prospectively for financial statements covering the periods beginning on or after January 1, 2009. Early application is encouraged.

•

SAK 13 (Revised 2007), “Investment Property”, shall be applied in the recognition, measurement and disclosure of investment property. This SAK applies to, among others, the measurement in a lessee’s financial statements of investment property interests held under a lease accounted for as a finance lease and to the measurement in a lessor’s financial statements of investment property provided to a lessee under an operating lease. This SAK permits the entity to choose either the cost model or fair value model to be applied to all its investment property. SAK 13 (Revised 2007) supersedes SAK 13 (1994), “Accounting for Investments”, and is effective for financial statements covering the periods beginning on or after January 1, 2008.

•

SAK 16 (Revised 2007), “Fixed Assets”, prescribes the accounting treatment for property, plant and equipment to enable the financial statements users to discern information about an entity’s investment in its property, plant and equipment and the changes in such investment. This SAK provides for, among others, the recognition of the assets, determination of their carrying amounts and related depreciation and impairment losses. Under this SAK, an entity shall choose either the cost model or revaluation model to account for its property, plant and equipment. SAK 16 (Revised 2007) supersedes SAK 16 (1994), “Fixed Assets and Other Assets”, and SAK 17 (1994), “Accounting for Depreciation”, and is effective for financial statements beginning on or after January 1, 2008.

•

SAK 30 (Revised 2007), “Leases”, prescribes for lessees and lessors, the appropriate accounting policies and disclosures to apply in relation to leases. This SAK provides for the classification of leases based on (a) the extent to which risks and rewards incidental to ownership of a leased asset lie with the lessor or the lessee, and (b) the substance of the transaction rather than the form of the contract. SAK 30 (Revised 2007) supersedes SAK 30 (1990), “Accounting for Leases”, and is effective for financial statements beginning on or after January 1, 2008.

The Companies have not adopted these SAKs. The Companies are currently studying them and have not yet determined the related effects on the consolidated financial statements.

40.

NEW GOVERNMENT REGULATION

On December 28, 2007, the President of the Republic of Indonesia and the Minister of Law and Human Rights signed the Government Regulation No. 81/2007 (PP No. 81/2007) on “Reduction of the Rate of Income Tax on Resident Corporate Taxpayers in the Form of Publicly-listed Companies”. This regulation provides that resident publicly-listed companies in Indonesia can obtain the reduced income tax rate which is 5% lower than the highest income tax rate under Article 17 paragraph 1 (b) of the Income Tax Law, provided they meet the prescribed criteria, i.e., companies whose shares or other equity instruments are listed in the Indonesian stock exchanges, whose shares owned by the public are 40% or more of the total paid shares and such shares are owned by at least 300 parties, each party owning less than 5% of the total paid-up shares. These requirements should be fulfilled by the publicly-listed companies for a period of six months in one tax year. As of December 31, 2007, the Company does not expect to meet the required criteria to avail of the lower income tax rate (Note 18), and has therefore, not applied this reduced tax rate to its deferred tax assets and liabilities.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2007

With Comparative Figures for 2005

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data and unless otherwise stated)

41.

COMPLETION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The management of the Company is responsible for the preparation of the accompanying consolidated financial statements that were completed on February 15, 2008.

98